As filed with the Securities and Exchange Commission on July 11, 2019.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

INMODE LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
State of Israel	3845	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)
Moshe Mizrahy
InMode Ltd.
Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206, Israel
Tel. +972-4-9096313
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Invasix Inc.
20996 Bake Parkway, Suite 106
Lake Forest, California 96230
Tel. +1-949-387-5711
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Anna T. Pinedo Brian D. Hirshberg Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Tel. (212) 506-2275 Fax (212) 849-5767	Galia Amir Cheyne Sagi Omer Primes, Shiloh, Givon, Meir Law Firm 16 Derech Hayam Haifa 34741, Israel Tel. (972-4) 838-8332 Fax (972-4) 838-1401	Joshua G. Kiernan Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Tel. (212) 906-1200 Fax (212) 751-4864	Chaim Friedland Ari Fried Gornitzky & Co. Zion House 45 Rothschild Blvd. Tel Aviv 6578403, Israel Tel. (972-3) 710-9191 Fax (972-3) 560-6555

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933, as amended. ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933, as amended. ☒

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, par value NIS 0.01 per ordinary share	$75,000,000	$9,090.00
(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes ordinary shares that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.
Subject to Completion, dated July 11, 2019
PROSPECTUS

          Shares
InMode Ltd.
Ordinary Shares

This is our initial public offering of our ordinary shares. We are offering        of our ordinary shares. No public market currently exists for our ordinary shares. We currently expect the initial public offering price to be between $     and $     per ordinary share.
We have applied to list our ordinary shares on The Nasdaq Global Market under the symbol ‘‘INMD.’’
We are an ‘‘emerging growth company’’ as defined under federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.
Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page13 of this prospectus.
	Per Ordinary Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)
See ‘‘Underwriting’’ for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional      ordinary shares from us at the initial public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ordinary shares to purchasers on or about            , 2019.

Joint Book-Running Managers
Barclays	UBS Investment Bank

Lead Manager
Canaccord Genuity

Co-Manager
Baird

Prospectus dated            , 2019

You should rely only on the information contained in this prospectus any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor any of the underwriters have authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.
We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.
i

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus including our unaudited interim consolidated financial statements and audited consolidated financial statements and related notes appearing elsewhere in this prospectus. You should also consider carefully, among other matters, the matters we discuss in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Unless otherwise indicated, all references in this prospectus to “InMode” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InMode Ltd., together with its consolidated subsidiaries, and “dollar” or “$” refer to U.S. dollars. The terms “shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ overallotment option.
Overview
We are a leading global provider of innovative, energy-based, minimally-invasive surgical aesthetic and medical treatment solutions. Within the global aesthetics market, our products and solutions are primarily designed to address three energy-based treatment categories comprised of: (i) face and body contouring; (ii) medical aesthetics; and (iii) women’s health. We have developed and commercialized products utilizing medically-accepted radio frequency energy, or RF energy, technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our RF energy-based proprietary technologies — (i) Radio Frequency Assisted Lipolysis, or RFAL, (ii) Deep Subdermal Fractional Radio Frequency, or Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening and (iv) Deep Heating Collagen Remodeling — represent a paradigm shift in the minimally-invasive aesthetic solutions market. These technologies are used by physicians to remodel subdermal adipose, or fatty, tissue in a variety of procedures including liposuction with simultaneous skin tightening, face and body contouring and ablative skin rejuvenation treatments. Our products, developed with our proprietary RF energy-based technologies, overcome many of the shortcomings of other aesthetic options by delivering surgical-grade results while significantly minimizing risks of scarring, downtime, pain and other complications typically accompanying surgical procedures. In addition to our minimally-invasive solutions, we design, develop, manufacture and market differentiated, non-invasive medical aesthetic products that target a wide array of procedures. These include simultaneous fat killing and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology and other treatments targeting skin appearance and texture through the use of our high power intense pulsed light, or IPL, technology. Our products, which we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and aesthetic obstetricians/gynecologists, or OB/GYNs, or collectively, our traditional customer base, may be used on a variety of body parts including the face, neck, abdomen, upper arms, thighs and intimate feminine regions.
In addition to the existing group of patients who currently undergo full surgical aesthetic procedures, we believe our minimally-invasive solutions satisfy an unmet market demand in two incremental groups of patients: (i) those whose skin laxity or other physical attributes have previously prevented them from undergoing surgical aesthetic procedures and (ii) those who would entertain the idea of surgical or minimally-invasive aesthetic procedures, but are averse to the associated costs, downtime and potential safety risks. We believe these patient populations will continue to represent a significant opportunity for our differentiated minimally-invasive aesthetic solutions.
We believe our products have consistently been at the forefront of technological development in the aesthetic solutions market. Since 2010, we have launched six product platforms: BodyTite, Optimas, Votiva, Contoura, Triton and EmbraceRF. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces, our proprietary software and a simple, user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces to and/or installing software on the existing platforms. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.

Our focus on innovation has resulted in a strong track record of sustained new and next-generation product development. We believe our ability to bring new products to market and continuously innovate is a distinct competitive advantage. We expect to launch three new product platforms by the end of 2019, all of which will be based on our existing RF energy-based proprietary technology, with the goal of further penetrating the market for surgical aesthetic and medical treatment solutions. Our three new product platforms are intended to address the treatment of cellulite appearance (CelluTite), body skin tightening (Evolve), and face and neck skin tightening (Evoke). Our CelluTite platform is comprised of three handpieces, each of which has been cleared by the U.S. Food and Drug Administration, or FDA, intended to address the treatment of cellulite appearance. Two of the handpieces are cleared for use in dermatological and general surgical procedures for electrocoagulation and hemostasis of tissues including fat, and the third handpiece has been cleared for use in treatments for the temporary reduction in the appearance of cellulite. We expect to introduce the CelluTite product platform to the market during the fourth quarter of 2019. The Evolve platform received FDA clearance in June 2019 and is expected to be introduced to the market during the second half of 2019. We submitted a premarket notification to the FDA pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act for our Evoke product platform in July 2019. Subject to receipt of FDA clearance, we intend to introduce Evoke to the market during the second half of 2019. The CelluTite, Evolve and Evoke product platforms are subject to the same FDA 510(k) clearance process as our current products.
In response to customers’ desires to enhance and expand their offering of our aesthetic and wellness office-based procedures, we are developing additional RF energy-based platforms, handpieces and applicators targeted towards several medical specialties.
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For OB/GYNs, we currently sell the Votiva platform, which includes two handpieces, FormaV and Morpheus8. We are currently developing additional handpieces and applicators as part of this platform to assist with the following procedures:

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non-incisional labiaplasty (a procedure to reshape the labia minora) using our AccuTite RFAL handpiece (Aviva); and

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post-partum restoration of abdominal muscles and pelvic floor restoration using our external and internal electro-muscle stimulation, or EMS, handpieces.

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For ophthalmologists, we are developing a new platform that, in addition to our existing aesthetic handpieces, we expect will assist with the following procedures:

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lower and upper eyelid contraction and fat reduction using the AccuTite and Morpheus8 handpieces; and

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treatment of periorbital wrinkles and dry eye with a new continuous bi-polar RF energy handpiece.

Our new handpiece to treat dry eye and periorbital wrinkles is currently in an in-office ex vivo preclinical evaluation. We expect to introduce our new product platform for ophthalmologists comprising of three handpieces (AccuTite, Morpheus8 and our new handpiece to treat dry eye and periorbital wrinkles) to the market during the second quarter of 2020.
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For ear, nose and throat physicians, or ENTs, we are in the initial stage of developing a new platform and handpiece that we believe will provide patients with a medical treatment solution for snoring. The handpiece is based on our Deep Subdermal Fractional RF technology and is expected to contract and stiffen the soft palate (located on the back of the roof of the mouth), which blocks the airway, causing tissues to vibrate during sleep. This platform and handpiece are in the concept design phase.

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Traditionally, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically-trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date, we have a portfolio of 44 peer-reviewed publications and a number of our products have been used in 36 completed third-party clinical studies and 18 ongoing third-party clinical studies. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.
To complement our surgical aesthetic and medical treatment solutions, we offer post-sales training and support services. We provide physicians with training focused on the most beneficial ways to utilize our products, including safety and instructional videos to expand procedural offerings and hands-on, personalized marketing support. We believe that we provide one of the most extensive training and ongoing support programs available to physicians throughout the aesthetic solutions market.
Our revenue increased to approximately $30.6 million for the three months ended March 31, 2019, from approximately $20.9 million for the three months ended March 31, 2018. Our revenue increased to approximately $100.2 million for the year ended December 31, 2018 from approximately $53.5 million for the year ended December 31, 2017. For the three months ended March 31, 2019 and 2018, we recorded a gross margin of approximately 86% and 83%, respectively, and net income of approximately $10.2 million and $6.4 million, respectively. For the years ended December 31, 2018 and 2017, we recorded a gross margin of approximately 85% and 83%, respectively, and net income of approximately $22.4 million and $8.8 million, respectively. We have 18 FDA clearances and, in addition to the United States, where we have over 2,400 customers, we are permitted to sell our products in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. As of June 30, 2019, we sell and market our products in the United States, the United Kingdom, Spain and India, through a direct sales force of approximately 96 representatives. We also sell and market our products through 37 distributors in 44 countries. As of June 30, 2019, we had a global installed base of over 3,900 product platforms capable of running various multi-use applicators and utilizing minimally-invasive consumables.
Industry
Overview
The global market for aesthetic solutions is significant and growing. The American Society for Aesthetic Plastic Surgery, or ASAPS, estimates that U.S. consumers spent more than $8.5 billion on a total of 7.8 million aesthetic procedures in 2017, of which $6.6 billion was spent on surgical aesthetic procedures. According to ASAPS, in 2017, total aesthetic procedures in the United States grew 6%, with surgical aesthetic procedure growth of 11% and non-surgical aesthetic procedure growth of 4%.
According to the 2017 International Society of Aesthetic Plastic Surgery, or ISAPS, Global Aesthetic Survey, which includes survey results from 35,000 plastic surgeons in the top 30 countries for aesthetic procedures, approximately 23.4 million total aesthetic procedures, including 10.8 million surgical procedures and 12.6 million non-surgical procedures, were performed globally in 2017. Of these total procedures, approximately 18%, or 4.3 million, were performed in the United States.
According to ISAPS, the top five surgical and minimally-invasive procedure categories globally in 2017, by number of procedures, that we provide innovative aesthetic solutions for were liposuction (1.6 million), eyelid surgery (1.3 million), abdominoplasty (0.8 million), face/neck lift (0.7 million) and women’s health (0.2 million). The top five non-invasive procedure categories globally in 2017 that we provide innovative aesthetic solutions for were facial rejuvenation (2.1 million), hair removal (1.0 million), non-invasive fat reduction (0.5 million), cellulite treatment (0.3 million) and vascular lesions/sclerotherapy (0.1 million).
No one treatment procedure is offered by all physicians, and treatments vary in terms of the treatment goal and desired effect. As a result, the total aesthetic market, as reported by ASAPS and ISAPS, does not necessarily represent the total market potential for us or any other single product or treatment, but illustrates that each year patients elect to have millions of procedures performed to enhance their appearance. We believe our total addressable market potential also includes aesthetic procedures performed by non-plastic surgeons, which are not tracked by ASAPS and ISAPS data.
We believe the following factors are contributing to the growth in aesthetic procedures:

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the aging of the population in the western world;

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the growing global obesity epidemic;

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the increasing desire of many individuals to improve their appearance;

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the reduction in procedure costs, which has attracted a broader consumer base; and

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the impact of managed care and reimbursement on physician economics, which has motivated physicians to establish or expand the menu of elective, private-pay aesthetic procedures that they offer.

Within each of our treatment categories, face and body contouring, medical aesthetics and women’s health, we believe our products provide a differentiated solution that overcomes many of the limitations of other existing treatment options.
Our Solution
Key benefits of our minimally-invasive surgical aesthetic and medical treatment solutions include:
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Small to no incisions, which reduces the drawbacks and risks typically associated with surgical procedures, such as significant pain, local or widespread scarring, infection, perforation and hemorrhage.

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Outpatient procedures that typically do not require general anesthesia, which decreases patient downtime, discomfort and other potential complications.

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Minimally-invasive procedures with similar efficacy to surgical procedures that have the ability to expand the addressable patient population for aesthetic procedures.

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Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including 44 peer-reviewed publications.

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Differentiated, RF energy-based technology simultaneously kills fat and tightens skin, overcoming the many shortcomings of traditional surgical, minimally and non-invasive aesthetic procedures.

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Innovative dual wavelength laser technology that allows for permanent hair reduction on a wider range of skin types and hair textures than other aesthetic solutions currently on the market, reducing the number of treatments required.

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Typically less expensive than other aesthetic solutions on the market while providing comparable results as a result of less required physician time and training.

Our Competitive Strengths
We attribute the growing commercial success of our various platforms and products to the following:
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Pioneer of the minimally-invasive aesthetic solutions market. We believe our proprietary technologies represent a paradigm shift in the minimally-invasive and surgical aesthetic solutions market. We believe our technologies and products demonstrate numerous performance advantages over other aesthetic options and enable physicians and patients to obtain results that can typically only be achieved with more expensive and invasive surgical procedures. Our RF proprietary energy-based technology simultaneously kills fat and tightens skin, overcoming many of the limitations of other surgical, minimally and non-invasive procedures, positioning us to address unmet patient needs and expand the addressable patient population for aesthetic solutions. Although each of our product platforms has a primary handpiece or applicator that is either minimally or non-invasive, our platforms are designed to be modular, which enables the user to provide complementary treatments using a single platform by attaching different handpieces and applicators.

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Strong brand recognition. Our brand is associated with product leadership, significant technological advances and extensive clinical data, which has led to strong customer loyalty. Unlike many of our competitors, our technology is not exclusively laser-based or limited to superficial treatment of skin. Instead, we have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our brand is synonymous throughout the physician and patient communities with having the broadest RF energy-based portfolio in the minimally-invasive aesthetics market for fat destruction and remodeling, face and body contouring and skin tightening.
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Provide comprehensive solutions for physicians and patients. We have an extensive product portfolio that includes solutions for a wide range of both minimally and non-invasive procedures across the aesthetic solutions market. For each of our products, we offer post-sales support services including training, installation, practice growth consulting and repair support that minimizes product downtime and associated lost revenues to physicians.

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Broad regulatory approvals supported by extensive clinical data. We have 18 FDA clearances and, in addition to the United States, are permitted to sell our products in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. To date, we also have a portfolio of 44 peer-reviewed publications, and there are 36 completed and 18 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Forma, Lumecca, DiolazeXL, Votiva, FractoraV, FormaV, Contoura, BodyFX, MiniFX, Evolve, Morpheus8 and AccuTite). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

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Strong management team with proven track record. Our management team has significant expertise in the medical aesthetics industry with a proven track record of successfully developing and commercializing innovative technology. Moshe Mizrahy and Dr. Michael Kreindel, our co-founders, previously founded Syneron Medical Ltd. Our senior executive team has an average of over 15 years of medical aesthetics industry experience and has served in various leadership roles at Syneron Medical Ltd. and Cynosure, Inc.

Our Growth Strategy
Our objective is to expand our technological leadership in the aesthetic solutions market and to leverage our RF proprietary technologies to expand into the medical solutions market. We intend to achieve this goal by implementing the following strategies:
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Increase our sales presence to target and expand our addressable market globally. We plan to expand our direct sales organization and our distribution network and seek to recruit and train exceptionally talented sales representatives in existing and new markets to help us broaden the adoption of our products, drive further market penetration and expand beyond our traditional customer base.

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North America: We plan to expand our direct sales team in the United States and Canada by approximately 15 representatives by the end of 2019.

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Europe: We intend to establish sales and marketing organizations and a network of exclusive European distributors (in addition to our existing network in the United Kingdom and Spain).

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Latin America: We plan to expand our network of exclusive distributors in Argentina, Brazil, Colombia, Mexico and Panama.

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Asia-Pacific: In addition to our direct sales presence in India, we intend to establish a direct sales presence in China through our joint venture in Guangzhou, as well as expand our network of exclusive distributors in Australia, Japan, Philippines, South Korea, Taiwan and Thailand.

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Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Since our inception, approximately 30% of our North America customers have purchased a second platform to expand their treatment offerings. Additionally, we have experienced growth in the sales of consumables (handpieces that are, or contain, one-time use applicators that must be replaced following each treatment) over the past three years. Since inception, we have sold over 257,000 consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into service contracts and extended warranties, which would provide us with additional recurring revenues.

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Leverage our existing technology to expand into new minimally and non-invasive applications. We have an active research and development pipeline focused on additional solutions targeted to our traditional customer base. Our near-term product development portfolio consists of new and second generation solutions for various conditions, including wearable, non-invasive face and body reshaping, cellulite, large area lipolysis, severe vaginal laxity, labiaplasty, pelvic floor muscle restoration, post-partum treatments, snoring, dry eye and eyelid contraction and fat reduction. We expect to launch three new product platforms by the end of 2019, which we believe will allow us to continue to grow our revenues over the long term and further penetrate the market for aesthetic solutions. Each such product is or will be subject to the FDA regulatory framework, and specifically, the FDA’s 510(k) clearance requirements described in this prospectus.

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Expand our customer base beyond traditional customers. We intend to develop products that leverage our minimally and non-invasive technologies to address the unmet market needs of a non-traditional customer base, which includes ENTs, ophthalmologists, general practitioners and aesthetic clinicians. We intend to adapt our products to the expertise and skill level of these providers, further expanding our addressable market.

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Actively pursue business development opportunities. We may seek to engage in targeted business development activities, including acquisitions and strategic partnerships, in order to augment our product and technology portfolio in our existing and potentially adjacent markets. We believe we can leverage our global infrastructure and existing relationships to implement a disciplined tuck-in acquisition strategy.

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Expand our intellectual property and patent portfolio. We intend to expand our existing intellectual property and patent portfolio as we develop additional applications and continue to aggressively defend against potential infringement by our competitors.

Preliminary Financial Results
We are currently finalizing our financial results for the three months ended June 30, 2019. While complete financial information and operating data are not yet available, set forth below are certain preliminary estimates of our financial results for such period. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time such financial results are finalized.
The following are our preliminary estimates for the three months ended June 30, 2019:
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Revenue is expected to be between $38.6 million and $38.8 million, an estimated 55% increase compared to revenue of  $25.0 million for the three months ended June 30, 2018. Consistent with our prior period results, this estimated increase is primarily attributable to higher revenues in North America, as a result of an expansion of our direct sales organization, an increase in the number of clinical workshops for customers and prospects in the region and an increased average sale price of our platforms in the region.

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Gross margin is expected to be between 86% and 87%, an estimated 3% increase compared to a gross margin of 84% for the three months ended June 30, 2018. This estimated increase is primarily attributable to an increase in average sale price of our platforms in North America.

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Operating income is expected to be between $15.5 million and $15.7 million, an estimated 97% increase compared to operating income of  $7.9 million for the three months ended June 30, 2018. This estimated increase is primarily attributable to an estimated increase in our gross profit exceeding the increase in our operating expenses. The increase in our operating expenses is primarily attributable to the expansion of our direct sales organization, an increase in compensation as a result of our increased North American revenue and an increase in costs related to our marketing activities.

As of June 30, 2019, our total cash and cash equivalents, marketable securities and short-term bank deposits are expected to be approximately $82.8 million compared to $64.1 million as of March 31, 2019. This estimated increase is attributable to the same factors that resulted in the increase to our operating income.
The estimates above represent the most current information available to management and do not present all necessary information for an understanding of our financial condition as of and the results of operations for the three months ended June 30, 2019. We have provided a range for the preliminary results described above primarily because our financial closing procedures are not yet complete for the three months ended June 30, 2019. As a result, there is a possibility that our final results will vary from these preliminary estimates. The estimates are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our financial statements and related notes included elsewhere in this prospectus.
The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.
Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:
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our success depends upon market acceptance of our products;

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if there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could decline, resulting in unfavorable operating results;

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the success and continued development of our products depends, in part, upon maintaining strong relationships with physicians and other healthcare professionals;

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we rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of, and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability;

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due to our limited history of operations, we may not be able to continue our revenue growth and profitability;

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the failure to attract and retain key personnel could adversely affect our business;

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if we do not continue to develop and commercialize new products and identify new markets for our products and technologies, we may not remain competitive or expand beyond our traditional customer base, and our revenues and operating results could suffer;

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product liability suits could be brought against us due to defective material or design, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates;

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our products and operations are subject to extensive and continuing regulatory compliance obligations in the United States and other countries, and failure to meet those obligations could adversely harm our business;

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we outsource almost all of the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products on time;

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if we are unable to protect our intellectual property rights, our competitive position could be harmed. Our success and ability to compete depends in large part upon our ability to protect our proprietary technology;

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third parties have and may in the future commence litigation against us claiming that our products infringe upon their patents or other intellectual property rights;

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if we fail to obtain and maintain necessary FDA clearances for our products, if clearances for future products and proposed indications are delayed or not issued, if we or any of our third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are regulatory changes, our commercial operations could be harmed;

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as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. domestic public companies, which may limit the information available to holders of our ordinary shares; and

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we may become subject to the requirements of the Investment Company Act of 1940, or the 1940 Act, which would limit our business operations and require us to spend significant resources to comply with such act.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among others:
•
a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act; and

•
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or PCAOB, may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of  (1) the last day of the fiscal year in which we have total annual gross revenues of  $1.07 billion or more, (2) the last day of the year after the five-year anniversary of this offering, (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years, or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have irrevocably elected to opt out of such extended transition period.
Implications of Being a Foreign Private Issuer
Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K relating to the occurrence of specified significant events.

We intend to take advantage of these exemptions for as long as we qualify as a foreign private issuer.
Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.
Corporate Information
We were incorporated in the State of Israel on January 2, 2008. In November 2017, our corporate name was changed from Invasix Ltd. to InMode Ltd. Our headquarters are located at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel. Our phone number is +972-4-9096313. Our website address is www.inmodemd.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our ordinary shares.

The Offering
Ordinary shares offered by us
     ordinary shares
Ordinary shares to be outstanding after this offering
     ordinary shares (     ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Option to purchase additional ordinary shares
We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to      additional ordinary shares.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $    million, assuming an initial public offering price of  $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to expand our sales and marketing operations, to fund our research and development activities, and the remainder for general corporate purposes. See “Use of Proceeds.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our ordinary shares.
Proposed Nasdaq Global Market symbol
We have applied to have our ordinary shares listed on The Nasdaq Global Market, or Nasdaq, under the symbol “INMD.”
The number of ordinary shares that will be outstanding after this offering is based on 15,077,452 ordinary shares outstanding as of June 30, 2019. The number of ordinary shares referred to above to be outstanding after this offering and, unless otherwise indicated, the other information in this prospectus excludes:
•
5,333,725 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2019 at a weighted-average exercise price of  $2.10 per ordinary share; and

•
497,900 ordinary shares reserved for future issuance under our 2018 Incentive Plan, as well as ordinary shares that may be issued pursuant to provisions in our 2018 Incentive Plan that automatically increase the ordinary share reserve under our 2018 Incentive Plan.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•
the adoption and effectiveness of our amended and restated articles of association upon the effectiveness of the registration statement of which this prospectus forms a part;

•
no exercise of the outstanding options described above; and

•
no exercise by the underwriters of their option to purchase up to     additional ordinary shares.

Summary CONSOLIDATED Financial Data
The following tables present our summary consolidated financial data and should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods. We derived the summary statements of income data below for the three months ended March 31, 2019 and 2018 and the summary balance sheet data as of March 31, 2019 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. We have derived the summary statements of income data below for the years ended December 31, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements and audited consolidated financial statements are presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Revenues	$30,552	$20,911	$100,162	$53,456
Cost of revenues	4,271	3,532	15,057	9,053
Gross profit	26,281	17,379	85,105	44,403
Operating expenses:
Research and development	1,199	880	4,180	2,575
Sales and marketing	14,097	9,665	44,622	28,514
General and administrative	1,053	895	4,814	4,364
Legal settlements and loss contingencies	—	—	8,000	—
Total operating expenses	16,349	11,440	61,616	35,453
Operating income	$9,932	$5,939	$23,489	$8,950
Financial income, net	403	278	136	849
Income before taxes	$10,335	$6,217	$23,625	$9,799
Income tax	177	(149)	1,260	980
Net income	$10,158	$6,366	$22,365	$8,819
Net loss (income) attributable to non-controlling interests	(34)	—	6	—
Net income attributable to controlling interest	$10,124	$6,366	$22,371	$8,819
Net income per ordinary share:
Basic	$0.67	$0.40	$1.47	$0.52
Diluted	$0.51	$0.31	$1.12	$0.46
Weighted average number of ordinary shares:
Basic	14,990,591	14,811,090	14,876,426	14,691,750
Diluted	19,728,929	19,398,499	19,563,722	16,584,637

	As of March 31, 2019
	Actual	Pro Forma(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,951	$
Working capital(3)	58,057
Total assets	85,067
Total liabilities	27,491
Redeemable non-controlling interest	2,252
Retained earnings	43,030
Non-controlling interests	1,441
Total shareholders’ equity	55,324

(1)
The pro forma consolidated balance sheet data gives effect to the issuance and sale of       ordinary shares by us in this offering at the assumed initial public offering price of  $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per ordinary share would increase (decrease) our pro forma cash and cash equivalents, working capital total assets and total shareholders’ equity by $     million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of       in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma cash and cash equivalents, working capital, total assets and total shareholders’ equity by $     million, assuming no change in the assumed public offering price per ordinary share.

(3)
We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, before deciding to invest in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and, as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may have similar adverse effects on us.
Risks Related to Our Business and Industry
Our success depends upon market acceptance of our products.
We design, develop, manufacture and commercialize innovative minimally and non-invasive aesthetic medical products. We have developed products that apply our technology to rejuvenate the skin’s appearance through body and face reshaping and tightening, the treatment of superficial benign vascular and pigmented lesions, hair removal, wrinkle reduction and the treatment of acne, cellulite and leg veins. We were established in 2008 and have expanded our product offerings to include six product platforms: BodyTite, Optimas, Votiva, Contoura, Triton and EmbraceRF. We expect to introduce three additional product platforms by the end of 2019. If we fail to significantly penetrate current or new markets with our products or fail to properly manage the manufacturing and distribution of multiple products, our business, financial condition and results of operations could be negatively impacted. The success of our products depends on adoption and acceptance of our technology. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, customers’ reluctance to invest in new technologies, the cost of competitive treatments and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products, and that we will be able to identify new markets for our existing technologies.
To increase our revenues, we must:
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continue to further penetrate our existing, traditional customer base, including plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs, and drive recurring revenues by demonstrating to our customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

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expand our customer base to include non-traditional customers, such as ENTs, opthalmologists, general practitioners and aesthetic clinicians;

•
leverage our existing technology to expand into new minimally and non-invasive applications that either add to or significantly improve our current products;

•
increase our sales presence to target and expand our market globally;

•
actively pursue business development opportunities including potential acquisitions and strategic partnerships to augment our product and technology portfolio; and

•
expand and maintain our intellectual property and patent portfolio.

In addition, the aesthetic solutions market is highly competitive and dynamic and marked by rapid and substantial technological development and product innovations. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors.

If there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could decline, resulting in unfavorable operating results.
Continued expansion of the global market for energy-based aesthetic procedures is a material assumption of our business strategy. Most procedures performed using our products are not reimbursable through government or private health insurance and are therefore elective procedures, the cost of which must be borne by the patient. The decision to utilize our products may therefore be influenced by a number of factors, including:
•
consumer disposable income and access to consumer credit;

•
the cost of procedures performed using our products;

•
the cost, safety and effectiveness of alternative treatments, including treatments which are not based upon laser or other energy-based technologies and treatments which use pharmaceutical products;

•
the success of our sales and marketing efforts;

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the education of our customers and patients on the benefits and uses of our products compared to competitors’ products and technologies; and

•
consumer confidence, which may be impacted by economic and political conditions.

If, as a result of these factors, there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could decline, which could have a material adverse effect on our results of operations.
The success and continued development of our products depends, in part, upon maintaining strong relationships with physicians and other healthcare professionals.
If we fail to maintain our working relationships with physicians and other ancillary healthcare professionals, our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products. If we are unable to maintain these strong relationships, or form new relationships with physicians and other healthcare professionals beyond our traditional customer base, the development and marketing of our products could suffer, which could have a material adverse effect on our business, financial condition and results of operations.
We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of, and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability.
Our success largely depends on our ability to hire, train, manage and improve the productivity levels of our sales professionals worldwide. We train our existing and recently recruited sales professionals to better understand our existing and new product technologies and how they can be positioned against our competitors’ products and increase the revenue of our customers. It may take time for the sales professionals to become productive and there can be no assurance that recently recruited sales professionals will be adequately trained in a timely manner, or that our direct sales productivity will improve, or that we will not experience significant levels of attrition in the future.
Due to the complex nature of some of our products, we could be subject to product liability claims, including adverse outcomes resulting from treatments.
Our systems are inherently complex in design and require ongoing scheduled maintenance. Our products may malfunction when used by our customers. Furthermore, our products are sold in jurisdictions that vary as to the specific qualifications or training required for purchasers or operators of the products. There is a risk that our products may be purchased or operated by physicians with varying levels of training, and in some cases, by practitioners such as nurses, chiropractors and technicians who may not be adequately trained. The purchase and use of our products by non-physicians, or persons who lack adequate training, may result in the misuse of our products, which could give rise to adverse treatment outcomes. If we are unable to prevent product malfunctions or misuse, or if we fail to do so in a timely manner, we could also experience, among other things, delays in the recognition of revenues or loss of revenues, particularly in the case of new products; legal actions by customers, patients and other third parties, which could result in substantial judgments against us or settlement costs; action by regulatory bodies; and diversion of development, engineering and management resources.
Such potential adverse effects may cause a significant increase in the premiums under our insurance policies. Further, the coverage limits of our product liability insurance policies may not be adequate to cover future claims. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Even if unsuccessful, such a claim could nevertheless have an adverse impact on us, due to damage to our reputation and diversion of management resources.
Due to our limited history of operations, we may not be able to continue our revenue growth and profitability.
We were incorporated in 2008 and launched our first product in 2010. Consequently, we have a somewhat limited history of operations. The future success of our business will depend, among other things, on our ability to increase product sales, successfully introduce new products, expand our sales force and distribution network and control costs, which we may be unable to do. As a result, we may not be able to continue to experience revenue growth and profitability.
We may have difficulty managing our growth which could limit our ability to increase sales and cash flow.
We have experienced significant growth in our operations and the number of our employees has significantly increased since inception. This growth has placed significant demands on our management, as well as our financial and operational resources. In order to achieve our business objectives, we will need to continue to grow our business. Continued growth would increase the challenges involved in:
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implementing appropriate operational and financial systems;

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expanding our sales and marketing infrastructure and capabilities;

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ensuring compliance with applicable FDA and other regulatory requirements;

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providing adequate training and supervision to maintain high quality standards; and

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preserving our culture and values.

If our growth continues, it will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not realize our projected growth and our financial results will suffer.
The failure to attract and retain key personnel could adversely affect our business.
Our success also will depend in large part on our ability to continue to attract, retain and motivate qualified and highly skilled personnel. Competition for highly skilled employees is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.
Our financial results may fluctuate from quarter to quarter.
We base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to sales for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:
•
customer adoption of our products;

•
the willingness of individuals to pay directly for aesthetic medical procedures, in light of the lack of reimbursement by third-party payors;

•
continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases;

•
changes in our ability to obtain and maintain regulatory approvals and maintain compliance with applicable regulatory requirements;

•
positive or negative coverage in the media or clinical publications of our products or products of our competitors or industry;

•
increases in the length of our sales cycle;

•
performance of our independent distributors; and

•
delays in, or failure of, product and component deliveries by our subcontractors and suppliers.

Competition among providers of energy-based devices for the medical aesthetics market is characterized by rapid innovation. If we do not continue to develop and commercialize new products and identify new markets for our products and technologies and expand beyond our traditional customer base, we may not remain competitive, and our revenues and operating results could suffer.
The industry in which we operate is subject to continuous technological development and product innovation. If we do not continue to be innovative in the development of new products and applications, our competitive position will likely deteriorate as other companies successfully design and commercialize new products and applications. While we attempt to protect our products through patents and other intellectual property, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. We expect that any competitive advantage we may enjoy from our current and future innovations may diminish over time, as companies successfully respond to our, or create their own, innovations. Accordingly, our success depends in part on developing new and innovative applications of laser and other energy-based technology and identifying new markets for and applications of existing products to new customers and technology. Our future growth also depends, in part, on our ability to expand beyond our traditional customer base to ENTs, ophthalmologists, general practitioners and aesthetic clinicians. If we are unable to develop and commercialize new products and identify and penetrate new markets for our products and technology, our products and technology could become obsolete and our revenues and operating results could be adversely affected.
Our long-term growth depends on our ability to enhance our products, expand our indications and develop and commercialize additional products.
It is important to our business that we continue to enhance our products and develop and introduce new products. Developing products is expensive and time-consuming and could divert management’s attention away from our core business. The success of any new product offering or product enhancement to our current products will depend on several factors, including our ability to:
•
properly identify and anticipate physician and patient needs;

•
develop and introduce new products and product enhancements in a timely manner;

•
avoid infringing upon the intellectual property rights of third parties;

•
demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

•
obtain the necessary regulatory clearances or approvals for expanded indications, new products or product modifications; and

•
be fully FDA-compliant with marketing of new devices or modified products.

If we are not successful in expanding our indications and developing and commercializing new products and product enhancements, our ability to increase our revenue may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to compete effectively with our competitors may prevent us from achieving significant market penetration or improving our operating results.
Our products compete against products offered by public companies, including Allergan plc, Cutera, Inc., Hologic Inc. and Viveve Medical, Inc., as well as by private companies such as Lumenis Ltd., Sisram Medical Ltd. and Syneron Medical Ltd. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis and chemical peels. Furthermore, we currently sell our products only to trained physicians and face competition from the medical spa market, which may offer a broader range of medical and non-medical products and technologies that are more readily available to customers at a lower cost. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:
•
product performance;

•
product pricing;

•
product safety;

•
intellectual property protection;

•
quality of customer support;

•
success and timing of new product development and introductions; and

•
development of successful distribution channels.

Furthermore, potential customers also may need to recoup the cost of expensive products that they already have purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.
Consolidation in our industry may make it more difficult for us to compete.
The trend towards consolidation in our industry has increased, and may continue to increase, the intensity of the competition in our industry and could result in increased downward pressure on our product prices. Recently, many of our competitors in the aesthetics market have acquired other companies that operate within the same market. If this trend continues, we will be forced to compete primarily with and against larger competitors with greater resources and distribution networks. Our competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies or products that could effectively compete with our product lines. If we are unable to effect strategic mergers or acquisitions of our own and are unable to obtain capital and other resources that would allow us to compete effectively, our business will be harmed.
The introduction of disruptive technological breakthroughs, whether pharmaceutical or other newer therapeutic solutions, may present an additional threat to our success in our target markets.
The medical technology industry is intensely competitive. Pharmaceutical alternative treatments compete vigorously with traditional laser and other energy-based procedures, such as those carried out with our products. Some pharmaceutical companies, academic and research institutions or others may develop new, non-invasive or minimally invasive therapies that are more effective, more convenient or less expensive than our current or future products. The introduction of new technologies, along with these potential new therapies, could result in increased competition or make our products obsolete. Moreover, we could expand our business to include new, non-invasive or minimally invasive therapies which may compete with our current product offerings. We may not be able to respond effectively to technological changes and emerging industry standards, or to successfully identify, develop or support new technologies or enhancements to existing products in a timely and cost-effective manner. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Our markets are characterized by evolving technological standards and changes in customer requirements, and we may not be able to react to such changes and introduce new products in a timely manner.
The aesthetics market is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future growth depends in part on our ability to introduce new products on a timely basis, as well as to introduce other product enhancements that address the evolving customer needs. This requires us to design, develop, manufacture, assemble, test, market and support these new products or product enhancements on a timely and cost-effective basis. It also requires continued substantial investment in research and development.
During each stage of the research and development process we may encounter obstacles that could delay development and consequently increase our expenses. This may ultimately force us to abandon a potential product in which we have already invested substantial time and resources. Technologies in development could prove to be more complex than initially understood or not scientifically or commercially viable. Even if we develop new products and technologies ahead of our competitors, we will still need to obtain the requisite regulatory approvals for such products, including from public agencies, such as the FDA, before we can commercially distribute them. We cannot assure you that we will successfully identify new technological opportunities, develop and bring new or enhanced products to market, obtain sufficient or any patent or other intellectual property protection for such new or enhanced products or obtain the necessary regulatory approvals in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so, or to address the technological changes and challenges in our markets, could have a material adverse effect on our business, financial condition and results of operations.
We rely on our own direct sales force to sell our products in certain territories, which may result in higher fixed costs than our competitors and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.
We rely on our own direct sales force to market and sell our products in certain territories. Some of our competitors rely predominantly on independent sales agents and third-party distributors. A direct sales force may subject us to higher fixed costs than those of companies that market competing products through independent third parties, due to the costs that we will bear associated with employee benefits, and training and managing sales personnel. As a result, we could be at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.
To successfully market and sell our products internationally, we must address many issues with which we have little or no experience.
International (non-U.S. and Canada) sales accounted for approximately 12% and 11% of our total revenue for the three months ended March 31, 2019 and year ended December 31, 2018, respectively. We believe that an increasing percentage of our future revenue will come from international sales as we expand our operations and develop opportunities in additional international territories. We currently depend on third-party distributors and a direct sales team in certain regions to sell our products internationally, including in connection with our joint venture in China. If these distributors or direct sales personnel underperform, we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in the United States, Canada, Europe and Latin America. If we are unable to do so successfully, our revenue from international operations will be adversely affected.
International sales are subject to a number of risks, including:
•
difficulties in staffing and managing our foreign operations;

•
difficulties in penetrating markets in which our competitors’ products are more established;

•
reduced protection for intellectual property rights in some countries;

•
export restrictions, trade regulations and foreign tax laws;

•
fluctuating foreign currency exchange rates;

•
obtaining and maintaining foreign certification and compliance with other regulatory requirements;

•
customs clearance and shipping delays; and

•
political and economic instability.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, and if we are unsuccessful at finding a solution, our revenue may decline.
We outsource almost all of the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products on time.
We outsource almost all of the manufacturing of our products to four subcontractors located in Israel, two of which we are substantially dependent on, while we manufacture our laser and intense pulsed light, or IPL, handpieces in-house in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of our subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, finding new subcontractors that meet our manufacturing requirements, comply with regulatory requirements, and are ISO certified could take several months.
Components used in our products are complex in design, and defects may not be discovered prior to shipment to customers, which could result in warranty obligations, reducing our revenue and increasing our costs.
In manufacturing our products, we and our subcontractors depend upon third-party suppliers for various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, our subcontractors, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.
If our products contain defects that cannot be repaired easily and inexpensively, we may experience:
•
loss of customer orders and delay in order fulfillment;

•
damage to our brand reputation;

•
increased cost of our warranty program due to product repair or replacement;

•
inability to attract new customers;

•
diversion of resources from our manufacturing and research and development departments into our service department;

•
product recalls; and

•
legal action.

The occurrence of any one or more of the foregoing could materially harm our business, financial condition and results of operations.

We and our manufacturing subcontractors depend upon third-party suppliers, making us vulnerable to supply shortages, price fluctuations or other degradations in performance of these suppliers, which could harm our business and financial condition.
Many of the components that comprise our products are currently manufactured by a limited number of suppliers. Although each of our components can be obtained from more than one supplier, we do not have the ability to manufacture the components we outsource. Additionally, our subcontractors rely on a limited number of suppliers, or in some cases, one supplier, for some of the materials and components used in our products. If our subcontractors were to lose such suppliers, there can be no assurance that they will be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all, which could cause interruptions in their operations. If any of these third-party suppliers fails to adequately perform, our revenue and profitability could be adversely affected. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm our ability to manufacture our products until we identify and qualify a new source of supply, which could take several months.
There is a risk that our suppliers will not always act consistent with our best interests, and may not always supply goods that meet our requirements. Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business, financial condition and results of operations.
Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of certain product systems. If a change in manufacturer results in a significant change to any product, a new 510(k) clearance from the FDA or similar international regulatory authorization may be necessary before we implement the change, which could cause substantial delays.
There exists potential for misuse of our products, over which we have very little to no control, which could harm our reputation and our business.
In the United States, federal regulations allow us to sell our products to or on the order of  “licensed practitioners.” The definition of  “licensed practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other licensed practitioners, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. Although we offer training on the use of our products, we do not supervise the treatments performed. Purchase and use of our products by non-physicians may result in product misuse. The potential misuse of our products by physicians and non-physicians may result in adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.
Our products include a limited time warranty which could result in substantial additional costs to us should we fail to monitor product quality effectively.
We generally provide a 12-month warranty on our products. After the warranty period, maintenance and support is provided on a service contract basis. If our products malfunction, warranty claims may become significant, which could cause a significant drain on our resources and materially adversely affect our results of operations.
Product liability suits could be brought against us due to defective material or design, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.
If our products are alleged to be defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause burns, scarring and tissue irregularities. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. While we believe we are covered by insurance from recognized insurers in such amounts and covering such risks as is sufficient for the conduct of our business and as is customary for companies engaged in similar businesses, our insurance coverage may be inadequate in amount or scope sufficient to provide us with adequate coverage against all potential liabilities, or we may be unable to maintain such insurance or obtain new insurance in the future. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results. In addition, if our cash reserves are not sufficient to cover such contingency, our financial results could be harmed.
We forecast sales to determine requirements for our products and if our forecasts are incorrect, we may experience either shipment delays or increased costs.
Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product orders to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these forecasts. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand would increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.
Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.
We have entered into non-competition agreements with many of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under applicable employment laws, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.
We may become subject to the requirements of the 1940 Act, which would limit our business operations and require us to spend significant resources to comply with such act.
Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items).” As of March 31, 2019, we held approximately 16% of our total assets (excluding U.S. government securities and cash items) in investment securities. However, we exceeded the 40% asset threshold in June 2018, marking the beginning of a one-year safe harbor period under Rule 3a-2 under the 1940 Act. Rule 3a-2 provides temporary relief from the registration requirements of the 1940 Act to an issuer that, on a transient basis, is deemed to be an investment company. The transient investment company exemption is available to a company no more than once every three years. Assuming no other exclusion from the definition of investment company is available to us, we will have to comply with the 40% asset threshold for at least three years following December 31, 2018, the date we ceased being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. We do not intend to engage primarily in the business of investing, reinvesting, owning, holding or trading in investment securities but rather intend to engage primarily in the business of producing and distributing medical aesthetics products and solutions, and intend to continue to maintain our holdings of investment securities to less than 40% of our total assets (excluding U.S. government securities and cash items).
If we are deemed to be an investment company, the consequences of failing to register under the 1940 Act would be significant. For example, investment companies that fail to register under the 1940 Act are prohibited from conducting business in interstate commerce. The ramifications of registering as an investment company, both in terms of the restrictions imposed on us and the cost of compliance, would be significant. For example, in addition to expenses related to initially registering as an investment company, the 1940 Act also would impose various restrictions with regard to our ability to enter into affiliated transactions, the diversification of our assets, and our ability to borrow money. If we became subject to the 1940 Act at some point in the future, our ability to continue pursuing our business plan would be severely limited.
The expense and potential unavailability of insurance coverage for our customers and our company could adversely affect our ability to sell our products and our financial condition.
Some of our customers and prospective customers are required to maintain liability insurance to cover their operations and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing light, laser or radio frequency-based products due to the cost or inability to procure insurance coverage.
Global economic and social conditions may adversely affect our business, financial condition and results of operations.
Any negative conditions in the national and global economic environments may adversely affect our business, financial condition and results of operations. During uncertain economic times and in tight credit markets, many of our customers may experience financial difficulties or be unable or unwilling to borrow money to fund their operations, including obtaining credit lines for purchasing our products, and may delay or reduce purchases or reduce the extent of their operations. The market for aesthetic procedures and the market for our premium products can be particularly vulnerable to economic uncertainty, since the end-users of our products may decrease the demand for our products when they have less discretionary income or feel uneasy about spending their discretionary income. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of obtaining financing at acceptable interest rates.
These factors could result in reductions in revenues from sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. Payment by our customers of our receivables is dependent upon the financial stability of the economies of certain countries. In light of the current economic state of many countries outside of the United States, we continue to monitor the creditworthiness of our customers because weakness in the end-user market could negatively affect the cash flows of our customers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on current and future sales to these customers. Any of these events would likely harm our business, and could have a material adverse effect on our business, financial condition and results of operations.
Any acquisitions that we make could disrupt our business and harm our financial condition.
We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. We do not have any experience with acquiring companies or products. If we decide to expand our product offerings, we may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would be dilutive to our shareholders. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions or collaborative projects.
We may need to raise additional capital in the future, which may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.
In the future, we may finance our cash needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with any collaborations. We do not have any committed external source of funds. In the event we seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could hurt our ability to conduct our business.
Investing in marketable securities is subject to risks.
As of March 31, 2019, we had $19.0 million in cash and cash equivalents, $29.0 million in marketable securities (including U.S. government securities), and $16.1 million in bank deposits. We historically have invested excess cash in marketable securities, which may consist of equity securities, corporate or government bonds and mutual fund securities. These investments are subject to general credit, liquidity, and market risks, including from changes in interest rates and downturns similar to the U.S. sub-prime mortgage defaults that affected various sectors of the financial markets and caused credit and liquidity issues during the 2008 global financial crisis. Although we have not realized any significant losses from our investments in marketable securities, we may realize losses in the fair value of these investments, an inability to access cash in these investments for a potentially meaningful period, or a complete loss of these investments, which would have a negative effect on our operations, liquidity and financial condition.
In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would decline. The market risks associated with our marketable securities may have an adverse effect on our results of operations, liquidity and financial condition.
We have broad discretion in the use of our existing cash, cash equivalents and marketable securities and may not use them effectively,
Our management will have broad discretion in the application of our cash, cash equivalents and marketable securities. Because of the number and variability of factors that will determine our use of our cash, cash equivalents and marketable securities, their ultimate use may vary substantially from their currently intended use. Our management might not apply our cash, cash equivalents and marketable securities in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest our cash in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to us. If we do not use our resources in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline.
Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks successfully.
A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Canadian dollars and Euros. Inflation in Israel or Europe may have the effect of increasing the U.S. dollar cost of our operations in that country. If the U.S. dollar declines in value in relation to one or more of these currencies, it will become more expensive for us to fund our operations in the countries that use those other currencies. To date, we have not found it necessary to hedge the risks associated with fluctuations in currency exchange rates. In the future, if we do not successfully engage in hedging transactions, our results of operations may be subject to losses from fluctuations in foreign currency exchange rates.
Cyber-attacks as well as improper disclosure or control of personal information could result in liability and harm our reputation, which could adversely affect our business and results of operations. We may face liability if we breach our obligations related to the protection, security, nondisclosure of confidential customer information or disclosure of sensitive data or failure to comply with data protection laws and regulations.
Our business is heavily dependent on the security of our IT networks and those of our customers. Internal or external attacks on any of those could disrupt the normal operations of our engagements and impede our ability to provide critical services to our customers, thereby subjecting us to liability under our contracts. Additionally, our business involves the use, storage and transmission of information about our employees, our customers and clients of our customers. While we take measures to protect the security of, and unauthorized access to, our systems, as well as the privacy of personal and proprietary information, it is possible that our security controls over our systems, as well as other security practices we follow or those systems of our customers into which we operate and rely upon, may not prevent the improper access to or disclosure of personally identifiable or proprietary information. Such disclosure could harm our reputation and subject us to liability under our contracts and laws that protect personal data, resulting in increased costs or loss of revenue.
Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict. We are subject to U.S. federal and state laws regarding data privacy and security including Section 5 of the Federal Trade Commission Act, or FTC Act. We are also subject to foreign data privacy and security laws, including the Global Data Protection Regulation, or GDPR, the European Union-wide legal framework to govern data collection, use and sharing and related consumer privacy rights. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
In the course of providing services to our customers, we may have access to confidential customer information, including nonpublic personal data. We are bound by certain agreements to use and disclose this information in a manner consistent with the privacy standards under regulations applicable to our customers and are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of health or other individually identifiable information. If any person, including a team member of ours, misappropriates customer confidential information, or if customer confidential information is inappropriately disclosed due to a security breach of our computer systems, system failures or otherwise, we may have substantial liabilities to our customers or our customers’ clients and may incur substantial liability and penalties in connection with any violation of applicable privacy laws and/or criminal prosecution. In addition, in the event of any breach or alleged breach of our confidentiality agreements with our customers, these customers may terminate their engagements with us or sue us for breach of contract, resulting in the associated loss of revenue and increased costs and damaged reputation. We may also be subject to civil or criminal liability if we are deemed to have violated applicable regulations. We cannot assure you that we will adequately address the risks created by the regulations to which we may be contractually obligated to abide.
We may become subject to numerous foreign, federal, and state healthcare statutes and regulations and our failure to comply could result in a material adverse effect to our business and operations.
Although none of our products or procedures using our products are currently covered by any state or federal government healthcare programs, or any private commercial payor, we may become subject to foreign, federal, and state laws intended to prevent healthcare fraud and abuse, including those that apply to all payors. These laws could include state anti-kickback and false claims laws, which may extend to services reimbursable by any payor, as well as state consumer protection laws. Although we currently are not subject to transparency laws, we may become subject to such laws in the future. Such laws could include requirements to disclose payments to certain healthcare professionals and healthcare entities or disclosures related to sales and marketing, or that could require healthcare professionals to provide notice to their patients of ownership or financial arrangements with manufacturers.
Efforts to ensure that our internal operations and business arrangements with third parties comply with future applicable healthcare laws and regulations may involve substantial costs. These laws and regulations, among other things, could constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements, including financing programs, we may have with physicians or other potential purchasers of our products. It is possible that governmental authorities may conclude that our business practices, including our arrangements with physicians, some of whom received stock options as compensation for services provided, as well as fees for marketing to other physicians, are subject to and do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our current or future operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties which could adversely affect our ability to operate our business and pursue our strategy.
We are subject to anti-bribery, anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
As we grow our international presence and global operations, we will be increasingly exposed to trade and economic sanctions and other restrictions imposed by the United States, the European Union, the State of Israel and other governments and organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the U.S. Foreign Corrupt Practices Act, or the FCPA, and other federal statutes and regulations, including those established by the Office of Foreign Assets Control, or OFAC. In addition, the U.K. Bribery Act of 2010, or the Bribery Act, prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that “fails to prevent bribery” by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented “adequate procedures” to prevent bribery. Under these laws and regulations, as well as other anti-corruption laws, anti-money laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations would negatively affect our business, financial condition and results of operations.
We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA, OFAC restrictions, the Bribery Act and other export control, anti-corruption, anti-money-laundering and anti-terrorism laws and regulations. We cannot assure you, however, that our policies and procedures are or will be sufficient or that directors, officers, employees, representatives, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions, the Bribery Act or other export control, anti-corruption, anti-money laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property
If we are unable to protect our intellectual property rights, our competitive position could be harmed. Our success and ability to compete depends in large part upon our ability to protect our proprietary technology.
Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. We rely primarily upon a combination of patents and trademarks, as well as nondisclosure, confidentiality and other contractual agreements to protect the intellectual property related to our brands, products and other proprietary technologies.
We generally apply for patents only in those countries where we intend to make, have made, use, offer for sale, or sell products. To date, we have only pursued patents in the United States, which we consider to be our main target market, and South Korea. Substantially all of our revenues for the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017 were derived from the United States where we have patent protection. We do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. At this time, the countries in which we have not sought patent protection, but intend to offer our products for sale, are not our main target markets. We acknowledge that competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we do not have patent protection. Such activity may prevent us from protecting our proprietary technology, and thus, may harm our competitive position.
Our patent portfolio consists of four issued patents and nine pending patent applications in the United States relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid, proven enforceable or prevent the development of competitive products. Other companies may also design around technologies we have patented. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business and financial results.
The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies.
We rely on a combination of patent and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions agreements, as appropriate, with our employees and consultants, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our technology from unauthorized disclosure, third-party infringement or misappropriation. Parties may breach these agreements, and we may not have adequate remedies for any breach. Also, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States or Israel.
The aesthetics industry is highly competitive and marked by frequent litigation. New patent applications may be pending or may be filed in the future by third parties covering technology that we currently use or may ultimately use. Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights and may seek to prevent, limit or interfere with our ability to make, use, sell or import our products. Moreover, if such a claim were to be decided adversely to us or if we settled such a claim on adverse terms, we could be forced to pay substantial damages, to license the technology in question at high rates or to redesign or modify our products so as to avoid any infringement. Any of those results could adversely affect our sales, margins and results of operations.

If it appears necessary or desirable, we may try to obtain licenses for those patents or intellectual property rights that we are allegedly infringing, may infringe, or desire to use. Although holders of these types of intellectual property rights commonly offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacturing and selling of products utilizing the technology.
Alternatively, we could be required to expend significant resources to develop non-infringing technology. We cannot assure you that we would be successful in developing non-infringing technology.{h3}Third parties have and may in the future commence litigation against us claiming that our products infringe upon their patents or other intellectual property rights.
From time to time, we may be party to, or threatened with, litigation or other proceedings with third parties, including non-practicing entities, who allege that our products, components of our products, services, and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. The types of situations in which we may become a party to such litigation or proceedings include:
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we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties’ patents;

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we or our collaborators may participate at substantial cost in International Trade Commission proceedings to abate importation of products that would compete unfairly with our products

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if our competitors file patent applications that claim technology also claimed by us, we may be required to participate in interference, derivation or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

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if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings;

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if third parties initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product, service, or technology does not infringe our patents or patents licensed to us, we will need to defend against such proceedings;

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we may be subject to ownership disputes relating to intellectual property, including disputes arising from conflicting obligations of consultants or others who are involved in developing our products; and,

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if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate its patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

These lawsuits and proceedings, regardless of merit, are time-consuming and expensive to initiate, maintain, defend or settle, and could divert the time and attention of managerial and technical personnel, which could materially adversely affect our business. Any such claim could also force use to do one or more of the following:
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incur substantial monetary liability for infringement or other violations of intellectual property rights, which we may have to pay if a court decides that the product, service, or technology at issue infringes or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the third party’s attorneys’ fees;

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pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;

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stop manufacturing, offering for sale, selling, using, importing, exporting or licensing the product or technology incorporating the allegedly infringing technology or stop incorporating the allegedly infringing technology into such product, service, or technology;

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obtain from the owner of the infringed intellectual property right a license, which may require us to pay substantial upfront fees or royalties to sell or use the relevant technology and which may not be available on commercially reasonable terms, or at all;

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redesign our products, services, and technology so they do not infringe or violate the third party’s intellectual property rights, which may not be possible or may require substantial monetary expenditures and time;

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enter into cross-licenses with our competitors, which could weaken our overall intellectual property position;

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lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

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find alternative suppliers for non-infringing products and technologies, which could be costly and create significant delay; or

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relinquish rights associated with one or more of our patent claims, if our claims are held invalid or otherwise unenforceable.

In April 2018, Syneron Medical Ltd., or Syneron, and Candela Corporation, together with Syneron, Syneron-Candela, filed claims with the International Trade Commission and with Massachusetts General Hospital, or MGH, in the United States District Court for the District of Massachusetts against our U.S. and Israeli subsidiaries, alleging that our fractional RF products infringed two U.S. patents owned by Syneron-Candela and MGH that purport to cover systems and methods for treating skin and arranging electrodes on skin therapy devices. In January 2019, we reached a settlement with Syneron-Candela and MGH that resolved all patent claims previously in dispute in exchange for a one-time cash payment that we made to Syneron-Candela and MGH in February 2019. As part of such settlement agreement, we entered into a sublicense agreement with Syneron-Candela and MGH that granted us and our affiliates a fully paid non-exclusive, royalty-free worldwide sublicense to practice the patents and applications previously in dispute in the licensed field. The sublicense shall continue until the expiration of the last surviving patent or application granted pursuant to the sublicense agreement. Although we may try to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, if at all. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages and could prohibit us from using technologies essential to our products, either of which would have a material adverse effect on our business, results of operations and financial condition.
We may become involved in litigation to protect the trademark rights associated with our company name or the names of our products. If we have to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a reduction in sales.
Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, marketing or otherwise commercializing our products, services and technology. Any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operation, financial condition or cash flows.
In addition, we may indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers or distributors, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products or services.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a material adverse effect on the price of our ordinary shares. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.
We do and may employ individuals who were previously employed at universities or other pharmaceutical or medical device companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
For example, in April 2017, Syneron-Candela filed a lawsuit in the United States District Court for the Western District of Tennessee against us and our wholly-owned subsidiaries in Israel and the United States, asserting claims for inducement to breach contract, interference with employment relationships, tortious interference with business and violation of the Tennessee Uniform Trade Secrets Act with respect to four former employees of Syneron-Candela who subsequently accepted employment with us. In January 2018, we reached a settlement and the case was dismissed with prejudice. Additionally, in May 2017, Cynosure, Inc., or Cynosure, filed a claim with the United States District Court for the Southern District of Texas (Houston) against us and our U.S. subsidiary, claiming that we unlawfully solicited certain former Cynosure employees, misappropriated Cynosure’s trade secrets, and aided and abetted the employees’ breach of their fiduciary duties to Cynosure. We reached a settlement in February 2018 and the case was dismissed with prejudice.
Intellectual property rights do not necessarily address all potential threats to our business.
The degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:
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others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology, but that are not covered by the claims of the patents that we own or control, assuming such patents have issued or do issue;

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we or any future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

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we or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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it is possible that our pending patent applications will not lead to issued patents;

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issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of others without obtaining a proper license;

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parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;

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we may not develop or in-license additional proprietary technologies that are patentable;

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we may not be able to obtain and maintain necessary licenses on commercially reasonable terms, or at all; and

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the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operations.
Risks Related to Government Regulation
Our business is subject to extensive and continuing regulatory compliance obligations. If we fail to obtain and maintain necessary market clearances from the FDA and other marketing authorizations from counterpart foreign regulatory authorities for our products and indications, if clearances or other marketing authorizations for future products and indications are delayed or not issued, if we or any of our third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are U.S. federal or state level or counterparty foreign regulatory changes, our commercial operations could be harmed.
Our products are medical devices subject to extensive regulation by the applicable regulatory authorities where our products are or will be sold prior to their marketing for commercial use. In the United States, our products are subject to extensive regulation by the FDA for developing, testing, manufacturing, labeling, sale, marketing, advertising, promotion, distribution, import, export, shipping, establishment registration and device listing, inspections and audits, record keeping, recalls and field safety corrective actions and post-market surveillance, including reporting of certain events.
Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive marketing authorization from the FDA unless it is exempt. The FDA marketing authorizations include a 510(k) clearance or premarket approval. A relatively small number of devices may be exempt from 510(k) clearance or may receive marketing authorization through the de novo classification pathway. These processes can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Our future products and enhancements or changes to products may require new 510(k) clearance or premarket approval from the FDA. All products that we currently market in the United States that require an FDA marketing authorization have received 510(k) clearance for the uses for which they are marketed.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current treatments for which we offer our products. However, our clearances can be revoked under certain circumstances. If the FDA disagrees with us concerning the scope or applicability of a clearance or exemption with respect to a device, we may be required to change our promotional and/or labeling materials and/or stop marketing that device. Changes or modifications to an FDA-cleared device that could significantly affect its safety or effectiveness or that constitute a major change or modification in its intended use would require a new 510(k) clearance or possibly premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices. We also are subject to the FDA’s Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury.
The FDA or the applicable foreign regulatory bodies can delay, limit or deny clearance or approval of a device for many reasons, including:
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our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory bodies that our products are safe or effective for their intended uses;

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the disagreement of the FDA or the applicable foreign regulatory bodies with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

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serious and unexpected adverse device effects experienced by participants in our clinical trials;

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the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

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our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

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the manufacturing process or facilities we use may not meet applicable requirements; and

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the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

In addition, the FDA or applicable foreign regulatory bodies may change their clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. For example, as part of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval. Some of these proposals and reforms could impose additional regulatory requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances.
Additionally regulatory clearances or approvals to market a product can contain limitations on the indicated uses for such product. Product clearances and approvals can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance or approval. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies will not adversely affect our operations. We and our manufacturers may be inspected by the FDA from time to time to determine whether we or our manufacturers are in compliance with applicable laws, including the cGMP regulations set forth in the QSR, including those relating to specifications, development, documentation, validation, testing, quality control and product labeling. A determination that we are in violation of FDA or other applicable foreign regulations or any of our product clearances or approvals could lead to imposition of civil penalties, including fines, product recalls or product seizures and, in certain cases, criminal sanctions.
The use, misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.
The use, misuse or off-label use of our products may harm our reputation or the image of our products in the marketplace, result in injuries that lead to product liability suits, which could be costly to our business, or result in legal sanctions if we are deemed or alleged to have engaged in off-label promotion.
A medical device may be authorized by the FDA for marketing through several regulatory mechanisms. The FDA classifies medical devices as Class I, Class II, or Class III, in increasing order of risk. Most of our products are Class I or Class II medical devices. As such, they are either exempt from premarketing authorization requirements or are subject to the 510(k) clearance process, and all are listed with the FDA pursuant to FDA’s medical device listing requirements.
Under FDA regulations, for each of our products we must only use labeling, including advertising and promotional materials, that is consistent with the specific indication(s) for use included in the FDA exemption regulation, clearance, or approval, that is applicable to the specific product. If the FDA or other authorities determine that our promotional or training materials constitute the unlawful promotion of an off-label use, they could request that we modify our training or promotional materials and/or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, civil money penalties, seizure, injunction or criminal fines and penalties. For example, on July 30, 2018, we received a letter, dated July 24, 2018, from the FDA seeking information as to the regulatory bases for marketing of our FormaV and FractoraV handpieces based on our promotion and labeling of these devices for use in certain women’s health conditions and procedures. For the three months ended March 31, 2019 and 2018, we derived approximately 15% and 28%, respectively, of our total U.S. revenues from our FormaV and FractoraV handpieces and related products. For the years ended December 31, 2018 and 2017, we derived approximately 23% and 21%, respectively, of our total U.S. revenues from our FormaV and FractoraV handpieces and related products. We timely responded to the FDA in August 2018 answering the FDA’s questions. We informed the FDA that the Forma V had received 510(k) clearance for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation and that we had determined that the device also fell within a Class II premarketing exemption enabling marketing of the device for therapeutic use in the treatment of sexual dysfunction or as an adjunct to Kegel’s exercise (tightening of the muscles of the pelvic floor to increase muscle tone) without the need to obtain a 510(k) clearance. We also informed the FDA that the FractoraV has received 510(k) clearance for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis. In addition, we advised the FDA that we have modified our promotional and labeling materials to remove statements using the terms “sexual dysfunction,” “vaginal rejuvenation” or “urinary stress incontinence,” which were the subject of the agency’s letter to us. The FDA responded in September 2018 by stating that the agency had reviewed our response letter and verified the changes in terminology made to our website. Moreover, the FDA further responded in November 2018 and confirmed we addressed all items raised by the agency in its letter, and that the FDA continued to expect us to conduct a review of our marketing and promotional materials to make appropriate changes and remove materials containing uncleared claims regarding this matter. We have received no further communications from the agency regarding this matter. We cannot be certain whether any further information may be requested by the FDA in the future and/or any further action may be required on our part, and we cannot guarantee that the FDA will continue to deem our response and actions to have addressed all items raised by the agency in this matter. If the FDA issues a further communication finding that some or all of our modifications to our marketing and labeling materials are insufficient, or otherwise takes the position that our products are being marketed for off-label uses, we could be subject to further discussions with and/or action by the agency, including the possibility of a warning letter or other enforcement activity. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, or exclusion from participation in federal health programs. In each event, our reputation could be damaged and the use of our products in the marketplace could be impaired, or our business could face significant hardship. While no third-party claims have been brought against us to date, it is possible that the FDA letter may lead to private litigation by third parties, potentially including purchasers of FormaV and FractoraV handpieces or patients who were treated using those handpieces.
In addition, there may be increased risk of injury if physicians or others attempt to use our products off-label. The FDA does not restrict or regulate a physician’s use of a medical product within the practice of medicine, and we cannot prevent a physician from using our products for an off-label use. The use of our products for indications other than those for which our products have been approved or cleared by the FDA may not effectively treat the conditions not referenced in product indications, which could harm our reputation in the marketplace among physicians and patients. Physicians may also misuse our products or use improper techniques if they are not adequately trained in the particular use, potentially leading to injury and an increased risk of product liability. Product liability claims are expensive to defend and could divert management’s attention from our primary business and result in substantial damage awards against us. Any of these events could harm our business, results of operations and financial condition.
We are subject to ongoing regulatory obligations and a failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.
Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales.
Our products and/or their use are also subject to state regulations and additional regulations in other foreign jurisdictions outside of the United States, which may change at any time. We cannot predict the impact or effect of future legislation or regulations and any changes in regulations may impede sales.
Furthermore, the FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:
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warning letters or untitled letters, fines, injunctions, consent decrees and civil penalties;

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repair, replacement, refunds, recalls, termination of distribution, administrative detention or seizure of our products;

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operating restrictions or partial suspension or total shutdown of production;

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refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

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withdrawing 510(k) clearances or premarket approvals or foreign regulatory approvals that have already been granted, resulting in prohibitions on sales of our products; and

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criminal prosecution.

The occurrence of any of these events could harm our business, financial condition and results of operations.
If we or our subcontractors fail to comply with federal and state regulation, including the FDA’s Quality System Regulation/Medical Device Good Manufacturing Practices and performance standards, our or our subcontractors’ manufacturing operations could be halted, and our business would suffer.
We and our subcontractors currently are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation/Medical Device Current Good Manufacturing Practices, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic announced or unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractor’s facilities, we do not have complete control over our subcontractor’s compliance with these standards.
Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact the supply of our products, and could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the United States, such as obtaining KEMA certification (electrical safety testing and certification in Europe) and the Standards Institution of Israel (imposed on our activities in Israel), and failure to comply with such standards could adversely impact our business.
Our products may cause or contribute to adverse medical events or other undesirable side effects that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.
We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.
The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the product before we may market or distribute the corrected product. Seeking such approvals or clearances may delay our ability to replace the recalled products in a timely manner. Moreover, if we do not adequately address problems associated with our products, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.
We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business. Additionally, obtaining and maintaining regulatory approval in one jurisdiction does not mean we will be successful in obtaining regulatory approval for our products in other jurisdictions.
Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country, including some regulatory requirements that we may not be fully aware, or that may change in ways that affect our ability to sell our products in those jurisdictions. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The regulatory process in foreign jurisdictions includes all the risks associated with obtaining FDA clearance, as well as additional risks not present in the FDA process. For example, the time required to obtain foreign clearance or approvals may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements, adding costs and variability. Foreign regulatory authorities may not approve our product for the same uses cleared by the FDA. Although we have obtained regulatory approvals to sell our products in the European Union and other countries outside the United States, we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all. Since the enactment of the Israeli Medical Equipment Law, 2012, or the Medical Equipment Law, in 2012, the manufacturing and marketing of medical and certain aesthetic devices, including our products, in Israel requires registration with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track registration process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. We have taken advantage of such fast-track registration process in the past. If we are unable to obtain and maintain the necessary registration for any of our products in Israel, we may have to move the manufacturing of such unregistered products to a location outside of Israel and stop selling these products in Israel until the products are registered. We may also suffer harm to our reputation as a result.
New regulations may limit our ability to sell to non-physicians in the future.
Currently, we sell our products solely to physicians. However, where permitted under applicable laws, we intend to introduce certain of our products in the developing medical spa market, where aesthetic procedures are being performed at dedicated facilities by non-physicians under physician supervision. U.S., state and international regulations could change at any time, disallowing sales of our products to aestheticians, and/or limiting the ability of aestheticians and non-physicians to operate our products. We cannot predict the impact or effect of changes in U.S., state or international laws or regulations.
Risks Related to this Offering
Our ordinary shares have not been publicly traded, and we expect that the price of our ordinary shares will fluctuate substantially.
Before this offering, there has been no public market for our ordinary shares. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. The price of the ordinary shares sold in this offering will not necessarily reflect the market price of our ordinary shares after this offering. The market price for our ordinary shares after this offering will be affected by a number of factors, including:
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fluctuations in our operating results or the operating results of our competitors;

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changes in the estimates of the future size and growth rate of our market opportunities;

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changes in the general economic, industry and market conditions;

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success of competitive technologies and procedures;

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recruitment or departure of key personnel;

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the announcement of new products or enhancements by us or our competitors;

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the commencement or outcome of litigation against us, or involving our general industry or both;

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changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

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developments in our industry, including the announcement of significant new technologies, procedures or acquisitions by us or our competitors;

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actual or expected sales of our ordinary shares by the holders of our ordinary shares; and

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the trading volume of our ordinary shares.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.
An active trading market for our ordinary shares may not develop, and you may not be able to resell your ordinary shares at or above the public offering price.
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price has been determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our ordinary shares following this offering. In addition, an active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications or technologies using our shares as consideration.
Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.
The assumed initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of  $     per ordinary share, based on an assumed initial public offering price of  $     per ordinary share, the midpoint of the range set forth on the cover page of this prospectus. Investors purchasing ordinary shares in this offering will pay a price per ordinary share that substantially exceeds the net tangible book value per ordinary share.
In addition, the exercise of outstanding options will, and future equity issuances may, result in further dilution to investors. As of June 30, 2019, there were outstanding options to purchase 5,333,725 ordinary shares under our share option plans at a weighted average exercise price of  $2.10 per ordinary share.
A significant share ownership position in our company is held by a small number of existing shareholders, who may make decisions with which you may disagree.
Our directors and officers, along with our two largest shareholders, in the aggregate, currently beneficially own or control approximately 75% of our outstanding ordinary shares and will beneficially own or control approximately    % of our outstanding ordinary shares following the completion of this

offering, or    % if the underwriters exercise their over-allotment option in full. The interests of these shareholders may differ from your interests. These shareholders are not prohibited from selling a controlling interest in us to a third party. While these shareholders will not have the right to appoint board members directly after the closing of this offering, these shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company. Furthermore, this concentration of ordinary share ownership may adversely affect the trading price for our ordinary shares because investors may perceive disadvantages in owning shares in companies where persons have a significant interest.
We will have broad discretion in how we use the proceeds of this offering and we may not apply the proceeds to uses that will benefit shareholders.
We intend to use the net proceeds of this offering to expand our sales and marketing operations, to fund our research and development activities, and the remainder for general corporate purposes, including potential acquisitions of complementary products, technologies or businesses and research and development. We have no current agreements or commitments with respect to any investment or acquisition, and we are not engaged in negotiations with respect to any investment or acquisition. Our management will have broad discretion over the use and investment of the net proceeds from this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. Our management could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our ordinary shares. Our failure to apply these proceeds effectively could have a material adverse effect on our business and cause the price of our ordinary shares to decline.
The requirements of being a public company may strain our resources and divert management’s attention.
The requirements of being a public company may strain our resources and divert management’s attention. As a public company, whose ordinary shares are listed in the United States, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq as applicable to foreign private issuers, and other applicable federal and state securities rules and regulations. We expect that compliance with these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our business systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and financial condition. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters.
If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.
The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business, our market or our competitors, if at all. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if no research reports are published about us or our business, if one or more equity research analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business, or if any of those analysts issues a comparatively more favorable recommendation about our competitors.
Future sales of our ordinary shares could reduce the price of our ordinary shares.
Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities and our ability to acquire other companies by using our ordinary shares as consideration. The ordinary shares we are offering for sale in this offering will be freely tradeable immediately following this offering. In addition, a substantial number of ordinary shares held by our current shareholders or issuable upon exercise of options will be eligible for sale in the public market after this offering, and could be sold pursuant to registration under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from registration. Our executive officers, directors, and certain of our shareholders have agreed not to sell their ordinary shares for a period of 180 days after the date of this prospectus. As these restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted ordinary shares sell them or are perceived by the market as intending to sell them.
We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our ordinary shares.
We have never paid cash dividends on our ordinary shares and do not anticipate distributing cash or other dividends on our ordinary shares in the foreseeable future. The distribution of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. We may only distribute dividends out of  “profits,” as defined by the Israeli Companies Law, 1999, as amended, or the Companies Law, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and anticipated obligations as they become due. See “Description of Share Capital — Dividend and Liquidation Rights” for additional information. If we do not distribute dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the price of our ordinary shares appreciates.
We will incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.
As a public company whose ordinary shares are listed in the United States, we will be subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements. Complying with these requirements will be costly and time consuming. We will need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities and investors may lose confidence in our operating results and the price of our ordinary shares could decline.
We may be subject to securities litigation, which is expensive to defend and could divert management’s attention.
In the past, following periods of market volatility in the price of a company’s securities or the reporting of unfavorable news, security holders have often instituted class action litigation. If the market value of our securities experience adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer. Any adverse determination in litigation could also subject us to significant liabilities.
U.S. investors in the Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.
We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and we do not expect to be classified as a PFIC for the current year ending December 31, 2019 or the foreseeable future. However, the relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of such determination will be outside our control. Therefore, no assurance can be given that we will not be classified as a PFIC for any taxable year.

If we are determined to be a PFIC at any time during which a U.S. Holder (as defined in “Taxation — Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our shares, such U.S. Holder may be subject to materially adverse consequences, including additional U.S. federal income tax liability and tax filing obligations. See “Taxation — Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company Considerations.” U.S. Holders are strongly urged to consult their tax advisors as to whether or not we will be a PFIC.
We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.
For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include, among others:
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being permitted to provide only two years of audited financial statements, in addition to any required unaudited condensed consolidated interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting; and

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have irrevocably opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.
When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our ordinary share price may be more volatile.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.
We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on the Nasdaq, we will be required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.
As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.
As a “foreign private issuer,” we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. For instance, we intend to follow our home country law instead of the listing rules of Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Under the Companies Law as currently applicable to us, there is no requirement to receive shareholder approval for the issuance of securities for such dilutive events, and under our amended and restated articles of association our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes. Additionally, under the Companies Law, unless the articles of association otherwise provide, the quorum required for an ordinary meeting of shareholders must consist of at least two shareholders who hold at least 25% of the voting rights (instead of the 33 1∕3% required under Nasdaq rules), and we are not required to have a nominating committee consisting solely of independent directors for the nomination of directors. See “Management — Corporate Governance Practices” for details on the differences between Israeli corporate governance practices and comparable U.S. requirements and other home country practices we intend to follow instead of the listing rules of Nasdaq. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.
Risks Related to Our Operations in Israel
Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.
Our principal executive offices and research and development facilities as well as our third-party manufacturers are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause our sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. Furthermore, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictive laws and policies may seriously limit our ability to sell our products in these countries and may have an adverse impact on our operating results, financial conditions or the expansion of our business.
In addition, political uprisings and conflicts in various countries in the Middle East are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, there are concerns that Iran, which has previously threatened to attack Israel, may step up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group whose stated purpose is to take control of the Middle East, has been growing in influence. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.
Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.
Our operations may be disrupted by the obligations of our personnel to perform military service.
Many of our employees in Israel, including members of our senior management, are obligated to perform up to 36 days, and in some cases longer periods, of military reserve duty annually until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency situations, could be called to immediate active duty for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence due to military service of a significant number of our employees or of one or more of our key employees for extended periods of time, and such disruption could materially adversely affect our business. Additionally, the absence of a significant number of the employees of our Israeli suppliers and subcontractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations which may subsequently disrupt our operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.
We have entered into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created during their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.
Our operations may be affected by negative economic conditions or labor unrest in Israel.
General strikes or work stoppages, including at Israeli ports, have occurred periodically or have been threatened in the past by Israeli trade unions due to labor disputes. These general strikes or work stoppages may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner and could have a material adverse effect on our results of operations.
You may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and Israeli experts named in this prospectus in Israel or the United States, asserting U.S. securities laws claims in Israel or serving process on our officers and directors and these experts in Israel.
We are incorporated in Israel and our corporate headquarters are located in Israel. A significant portion of our assets and the assets of certain of our directors and executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment in Israel, you may not be able to collect any damages awarded by either a United States or foreign court. For more information regarding the enforceability of civil liabilities against us, our directors and our executive officers, please see “Enforceability of Civil Liabilities.”
The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.
We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “Benefited Enterprise” status of our facilities in Israel. Our “Benefited Enterprise” status provides us with a ten-year tax exemption for undistributed income. The first year in which we were exempted from tax as stated above was 2012 and such ten-year eligibility period of tax exemption will terminate in 2021. Our entitlement to these tax benefits as a “Benefited Enterprise” is subject to the conditions stipulated by

Israeli law. Specifically, we must produce all of our products, directly or through subcontractors, in Israel. Additionally, for any given year, we must meet one of the following conditions: (i) our revenues from any one country cannot exceed 75% of our total revenues, or (ii) 25% or more of our total revenues are derived from sales in a country with a population of at least 14 million. If we fail to meet these conditions in the future, the tax benefits could be canceled and we could be required to refund any tax benefits we might already have enjoyed. These tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits will increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs.
Provisions of our amended and restated articles of association and Israeli law may delay, prevent or make difficult an acquisition of our company which could prevent a change of control even when the terms of such transaction are favorable to us and our shareholders and, therefore, could depress the price of our ordinary shares.
As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of ordinary shares above specified thresholds, requires special approvals for transactions involving directors, officers or certain significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our amended and restated articles of association, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, contain provisions that may make it more difficult to acquire us, such as classified board provisions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of our amended and restated articles of association and Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares. See “Description of Share Capital — Anti-Takeover Provisions; Mergers and Acquisitions” for additional information.
Your rights and responsibilities as a holder of our ordinary shares will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.
The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has certain duties, including to act in good faith and fairness and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. See “Management — Approval of Related Party Transactions under Israeli Law — Shareholders” for additional information. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:
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our ability to identify and penetrate new markets for our products and technology;

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our ability to innovate, develop and commercialize our existing and new products and expand beyond our traditional customer base;

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our ability to obtain and maintain regulatory clearances;

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our expectation regarding the safety and efficacy of our products;

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commercial experience of our management team;

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our commercialization, marketing and manufacturing capabilities and strategy;

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our estimates regarding the potential market opportunity for our products;

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developments and projections relating to our competitors or our industry;

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our ability to differentiate and distinguish our products from those of our competitors;

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our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

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our sales and marketing capabilities and strategy in the United States and internationally;

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the implementation of our business model, strategic plans for our business, products and technology;

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our ability to attract or retain key personnel;

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our intellectual property portfolio and position and our ability to protect our intellectual property rights;

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our assessment of the impact to us of any third-party litigation claiming patent infringement;

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our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

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our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.
MARKET, INDUSTRY AND OTHER DATA
In this prospectus, we have used industry and market data obtained from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. We have compiled, extracted and reproduced industry and market data from external sources that we believe to be reliable. We caution prospective investors not to place undue reliance on the above mentioned data. Unless otherwise indicated in the prospectus, the basis for any statements regarding our competitive position is based on our own assessment and knowledge of the market in which we operate. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
We estimate that the net proceeds to us from our issuance and sale of     ordinary shares in this offering will be approximately $    million, based on the assumed initial public offering price of  $    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per ordinary share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) net proceeds to us from this offering by approximately $     million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of      in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming no change in the assumed public offering price per ordinary share.
The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our ordinary shares, to facilitate our future access to the public equity markets and to increase awareness of our Company among potential customers. We intend to use the net proceeds from this offering as follows:
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approximately $     million to hire additional sales and marketing personnel and expand our global sales and marketing programs;

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approximately $     million to fund research and development activities; and

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the remainder for working capital and general corporate purposes.

We may also use a portion of the net proceeds from this offering to acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds.
Pending their use, we plan to invest the net proceeds of this offering in short- and intermediate-term interest-bearing investments.

DIVIDEND POLICY
We have never declared or paid cash dividends to our shareholders and currently we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business.
Our ability to pay cash dividends may be limited by Israeli law, which permits the distribution of dividends only out of profits. See “Description of Share Capital — Dividend and Liquidation Rights.” In addition, the payment of cash dividends may be subject to Israeli withholding taxes. See “Taxation —  Material Israeli Tax Considerations.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019. Our capitalization is presented:
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on an actual basis; and

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on a pro forma basis to give effect to our issuance and sale of     ordinary shares in this offering, based on the assumed initial public offering price of  $    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of March 31, 2019
	Actual	Pro Forma(1)
	Unaudited (dollars in thousands, except share data)
Cash and cash equivalents	$18,951	$
Shareholders’ equity:
Ordinary shares, NIS 0.01 par value: 20,000,000 ordinary shares authorized, 15,062,452 shares issued and outstanding, actual; ordinary shares authorized, ordinary shares issued and outstanding, pro forma	$42	$
Additional paid-in capital	10,708
Accumulated other comprehensive income	103
Retained earnings	43,030
Non-controlling interests	1,441
Total shareholders’ equity	$55,324	$
Total capitalization	$55,324	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per ordinary share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) our pro forma cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $     million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of       in the number of ordinary shares we are offering would increase (decrease) our pro forma cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, assuming no change in the assumed public offering price per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above excludes:
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5,365,725 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2019 at a weighted-average exercise price of  $1.93 per ordinary share; and

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545,900 ordinary shares reserved for future issuance under our 2018 Incentive Plan as of March 31, 2019, as well as ordinary shares that may be issued pursuant to provisions in our 2018 Incentive Plan that automatically increase the ordinary share reserve under our 2018 Incentive Plan.

DILUTION
Our net tangible book value as of March 31, 2019 was $57.6 million, or $3.82 per ordinary share. Net tangible book value per ordinary share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the number of ordinary shares outstanding.
Pro forma net tangible book value dilution per ordinary share represents the difference between the amount per ordinary share paid by purchasers of ordinary shares in this offering and net tangible book value per ordinary share immediately after the completion of this offering on a pro forma basis. After giving effect to the sale of       ordinary shares by us in this offering at the assumed initial public offering price of  $    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value would have been approximately $    million, or approximately $    per ordinary share based on     ordinary shares outstanding upon completion of this offering. This represents an immediate increase in pro forma net tangible book value of $    per ordinary share to existing shareholders and an immediate dilution of  $    per ordinary share to purchasers of ordinary shares in this offering. The following table illustrates this per ordinary share dilution:
Assumed initial public offering price per ordinary share			$
Net tangible book value per ordinary share as of March 31, 2019		$3.82
Increase in net tangible book value per ordinary share attributable to this offering	$
Pro forma net tangible book value per ordinary share after this offering			$
Dilution per ordinary share to investors in this offering
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by $     per ordinary share and would increase (decrease) dilution to investors in this offering by $    per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of      in the number of ordinary shares we are offering would increase (decrease) our pro forma net tangible book value by $     per ordinary share and would increase (decrease) dilution to investors in this offering by $    per ordinary share, assuming no change in the assumed public offering price per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional ordinary shares in full, our pro forma net tangible book value after giving effect to this offering would be $    per ordinary share, which amount represents an immediate increase in pro forma net tangible book value of  $     per ordinary share to existing shareholders and an immediate dilution in net tangible book value of  $     per ordinary share to new investors.
If all of our outstanding stock options had been exercised as of March 31, 2019, our pro forma net tangible book value as of March 31, 2019, before giving effect to the issuance and sale of ordinary shares in this offering, would have been $     million, or $     per ordinary share, and our pro forma net tangible book value as of March 31, 2019 after this offering would have been $    million, or $    per share, causing dilution to new investors of  $     per ordinary share.
The following table presents, on a pro forma basis, as of March 31, 2019, the differences between the number of ordinary shares purchased from us, the total consideration paid to us, and the average price per ordinary share paid by existing shareholders and by new investors purchasing ordinary shares at the assumed initial offering price of  $    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors
Total		100.0%	$	100.0%
If the underwriters exercise their option to purchase additional ordinary shares in full, the total consideration paid by new investors and the average price per ordinary share paid by new investors would be approximately $             million and $             per ordinary share, respectively.
The above tables and discussions are based on our ordinary shares outstanding as of March 31, 2019, which gives effect to the pro forma transactions described above and excludes:
•
5,365,725 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2019 at a weighted-average exercise price of  $1.93 per ordinary share; and

•
545,900 ordinary shares reserved for future issuance under our 2018 Incentive Plan, as well as ordinary shares that may be issued pursuant to provisions in our 2018 Incentive Plan that automatically increase the ordinary share reserve under our 2018 Incentive Plan.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables present our selected consolidated financial data and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future. We derived the selected consolidated statements of income data below for the three months ended March 31, 2019 and 2018 and the selected balance sheet data as of March 31, 2019 and 2018 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. We derived the selected consolidated statements of income data below for the years ended December 31, 2018 and 2017 and the selected balance sheet data as of December 31, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements and audited consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP.
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Revenues	$30,552	$20,911	$100,162	$53,456
Cost of revenues	4,271	3,532	15,057	9,053
Gross profit	26,281	17,379	85,105	44,403
Operating expenses:
Research and development	1,199	880	4,180	2,575
Sales and marketing	14,097	9,665	44,622	28,514
General and administrative	1,053	895	4,814	4,364
Legal settlements and loss contingencies	—	—	8,000	—
Total operating expenses	16,349	11,440	61,616	35,453
Operating income	$9,932	$5,939	$23,489	$8,950
Financial income, net	403	278	136	849
Income before taxes	$10,335	$6,217	$23,625	$9,799
Income tax	177	(149)	1,260	980
Net income	$10,158	$6,366	$22,365	$8,819
Net loss (income) attributable to non-controlling interests	(34)	—	6	—
Net income attributable to controlling interest	$10,124	$6,366	$22,371	$8,819
Net income per ordinary share:
Basic	$0.67	$0.40	$1.47	$0.52
Diluted	$0.51	$0.31	$1.12	$0.46
Weighted average number of ordinary shares:
Basic	14,990,591	14,811,090	14,876,426	14,691,750
Diluted	19,728,929	19,398,499	19,563,722	16,584,637

	As of March 31,	As of December 31,
	2019	2018	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,951	$24,721	$17,593
Working capital(1)	58,057	48,335	23,694
Total assets	85,067	81,056	39,442
Total liabilities	27,491	34,193	16,923
Redeemable non-controlling interests	2,252	2,187	3,066
Retained earnings	43,030	32,971	10,819
Non-controlling interests	1,441	1,413	—
Total shareholders’ equity	55,324	44,676	19,453

(1)
We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.
Overview
We design, develop, manufacture and commercialize innovative, energy-based, minimally-invasive surgical aesthetic and medical treatment solutions. Our proprietary minimally-invasive RFAL, Deep Subdermal Fractional RF, Simultaneous Fat Destruction and Skin Tightening and Deep Heating Collagen Remodeling technologies are used by physicians to remodel subdermal adipose, or fatty, tissue in a variety of procedures including fat reduction with simultaneous skin tightening, face and body contouring and ablative skin rejuvenation treatments. Our non-invasive medical aesthetic products target a wide array of procedures including simultaneous fat killing and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology, and other treatments targeting skin appearance and texture through the use of our high power IPL technology. Our products may be used on a variety of body parts, including the face, neck, abdomen, upper arms, thighs and intimate feminine regions. Since 2010, we have launched six product platforms (BodyTite, Optimas, Votiva, Contoura, Triton and EmbraceRF) that we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs.
Our revenues increased to approximately $30.6 million for the three months ended March 31, 2019, from approximately $20.9 million for the three months ended March 31, 2018. Our revenues increased to approximately $100.2 million for the year ended December 31, 2018 from approximately $53.5 million for the year ended December 31, 2017. For the three months ended March 31, 2019 and 2018, we recorded a gross profit margin of approximately 86% and 83%, respectively, and net income of approximately $10.2 million and $6.4 million, respectively. For the years ended December 31, 2018 and 2017, we recorded a gross profit margin of approximately 85% and 83%, respectively, and net income of approximately $22.4 million and $8.8 million, respectively.
We were incorporated in January 2008 and have a limited history of operations, having commenced sales in 2010. In February 2016, we received FDA clearance enabling us to market our RFAL-based BodyTite products for use in dermatological and general surgical procedures for electrocoagulation and hemostasis. We sell our products directly in the United States, Canada, United Kingdom, Spain and India, and indirectly through third-party distributors in other countries. As of June 30, 2019, we had a global installed base of over 3,900 product platforms capable of running various multi-use applicators and minimally-invasive consumables.
As a result of continued innovation, recently received FDA clearances and product launches, we increased our sales and marketing efforts in connection with product introductions and other marketing activities, as well as expanded the number of our direct salespersons in North America from 55 representatives as of December 31, 2017, to 86 representatives as of June 30, 2019.
We outsource a majority of the manufacturing of our products to four subcontractors in Israel, while we manufacture our laser and IPL handpieces in-house in Israel. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. Our manufacturing subcontractors provide us fully assembled, or “turn-key,” services. We control and monitor the quality of our products by having one of our quality control employees at each of our subcontractor’s facilities. All assembled products are sent to our warehouse in Israel where they are inspected and tested. We ship the finished products to our distributors upon receipt of a purchase order or to our subsidiaries to replenish inventory levels. Usually, products are tested again locally by our distributors or subsidiaries prior to being shipped and sold to the customer.

We anticipate that our quarterly results of operations may fluctuate from quarter to quarter due to several factors, including seasonality, unexpected delays in the introduction and market acceptance of our products, unexpected delays in our manufacturing operations, introduction of new and improved products by our competitors and the performance of our direct sales organization.
Components of Our Results of Operations
Revenues
We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the three months ended March 31, 2019 and 2018, we derived approximately 91% and 93%, respectively, of our revenues from the sale of medical aesthetic products and approximately 9% and 7%, respectively, of our revenues from the sale of consumables and extended warranties. For the years ended December 31, 2018, 2017 and 2016, we derived approximately 93% of our revenues from the sale of medical aesthetic products and approximately 7% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We have experienced growth in sales of consumables in the past three years. Recent revenue growth has been driven by, and we expect continued growth as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization to help us drive and support revenue growth and intend to continue this expansion.
For the three months ended March 31, 2019 and 2018, we derived approximately 23% and 35%, respectively, of our total revenues from the sale of products and solutions relating to our BodyTite and EmbraceRF platforms in the United States, approximately 22% and 17%, respectively, of our total revenues from the sale of products and solutions relating to our Optimas platform in the United States, approximately 15% and 28%, respectively, of our total revenues from the sale of products and solutions in the United States primarily designed to address women’s health and approximately 13% and 8%, respectively, of our total revenues from the sale of products and solutions relating to our Contoura platform in the United States. For the years ended December 31, 2018, 2017 and 2016, we derived approximately 27%, 26% and 17%, respectively, of our total revenues from the sale of products and solutions relating to our BodyTite and EmbraceRF platforms in the United States, approximately 19%, 10% and 0%, respectively, of our total revenues from the sale of products and solutions relating to our Optimas platform in the United States and approximately 23%, 21% and 0%, respectively, of our total revenues from the sale of products and solutions in the United States primarily designed to address women’s health. For the years ended December 31, 2018, 2017 and 2016, we derived less than 10% of our total revenues from the sale of products and solutions related to our Contoura platform in the United States. In the future, we expect that the contributions to revenues from the sale of products and solutions relating to our BodyTite, EmbraceRF and Optimas platforms and women’s health related treatments in the United States will continue to be similar to the contributions to revenues for year ended December 31, 2018 (excluding the impact of new products from which we generate revenues). We do not anticipate that the platforms that are currently under development will contribute meaningfully to our revenues in 2019.
We sell our products directly in the United States, Canada, United Kingdom, Spain and India, and indirectly through third-party distributors in other countries. For the three months ended March 31, 2019, we derived approximately 88% of our revenues in North America compared to approximately 89% of our revenues for the three months ended March 31, 2018. For the year ended December 31, 2018, we derived approximately 89% of our revenues in North America compared to approximately 83% of our revenues for the year ended December 31, 2017.

The following table provides information regarding the breakdown of our revenue by geographic region for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018 and 2017:
	Percent of Revenue
	Three months ended March 31,		Years ended December 31,
Geographic region	2019 (%)	2018 (%)	2018 (%)	2017 (%)
North America (excluding Mexico)(1)	88	89	89	83
Europe	7	8	6	9
Asia-Pacific	3	1	3	6
Other	2	2	2	2
Total	100	100	100	100

(1)
For the three months ended March 31, 2019 and 2018, we derived approximately 79% and 83%, respectively, of our total revenues from the United States. For the years ended December 31, 2018 and 2017, we derived approximately 81% and 80%, respectively, of our total revenues from the United States.

We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. For example, one-third of our customers purchase a second platform to expand their treatment offerings within 18 months of their first transaction. We intend to continue to make significant investments in research and development activities, increase the number of sales representatives in our sales and marketing organization and introduce innovative next-generation pipeline products to our customers. As a result, we expect that certain existing customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to increase the number of customers that enter into service contracts and extended warranties with us, which would result in additional recurring revenues. We also plan to expand our current product line in order to reach non-traditional customers, such as ENTs, ophthalmologists, general practitioners and aesthetic clinicians, and generate additional revenue.
Cost of Revenues
Our cost of revenues consists primarily of the expenses we incur to have our products manufactured and assembled by third parties and the direct costs we incur in order to obtain the materials, labor and overhead that are needed to manufacture and assemble our products.
Our cost of revenues also includes shipping, handling, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which is comprised of subcontractor supervisors and purchasing and quality control employees. We expect our cost of revenues to increase in absolute dollars primarily as, and to the extent, our revenue grows.
Our cost of revenues as a percentage of revenues has been, and we expect it to continue to be, affected by a variety of factors, including manufacturing costs, the average selling price of our products, the maturity of our existing products, promotional prices being offered to existing customers for our new products, and to a lesser extent the sales mix between the United States and the rest of the world as our average selling price in the United States tends to be higher than in the rest of the world. We expect our gross margin to be positively affected over time to the extent we are successful in reducing manufacturing costs as our sales volume increases and our average selling prices are maintained. However, our gross margin may fluctuate from period to period.
Research and Development Expenses
Our research and development expenses consist of salaries and personnel-related expenses, including share-based compensation expenses, for our employees that are primarily engaged in research, development and engineering activities. Our research and development expenses also include regulatory-related costs and expenses, external engineering fees, materials used and other overhead expenses that are incurred in connection with the design and development of our products. We expense all of our research and development costs as incurred. While we do not track our research and development spending by technology, product or application, we do expect that our overall research and development costs will increase in absolute dollars in the future as we develop more products and technologies. We expect research and development expenses as a percentage of our total revenue to vary over time depending on the level and timing of initiating new product development efforts.
Sales and Marketing Expenses
Our sales and marketing expenses consist primarily of salaries, commissions and personnel-related expenses, including share-based compensation expenses, for our employees that are engaged in sales and marketing activities, which include marketing and public support of our products, participation in trade shows and industry events, promotional and public relations activities, and administrative functions in support of sales and marketing. We expect sales and marketing expenses to continue to increase in absolute dollars as we continue to expand our marketing organization to both drive and support our planned growth in revenue. However, we expect sales and marketing expenses to decrease as a percentage of our total revenue primarily as, and to the extent, our revenue grows.
General and Administrative Expenses
Our general and administrative expenses consist primarily of salaries and personnel-related expenses, including share-based compensation expenses, for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We expect our general and administrative expenses will increase in the future as we increase our headcount and expand our administrative infrastructure to support our growth and operations as a public company. We also expect to see an increase in our share-based compensation expense with the establishment of our new equity plan in connection with this offering and related grants either in the form of restricted stock or options. During the three months ended March 31, 2019 and the year ended December 31, 2018, the majority of our general and administrative expenses were attributable to legal costs and expenses related to our patent litigations. We expect general and administrative expenses to remain flat as a percentage of our total revenue due to the dismissal of all patent litigation following the entry into a settlement agreement in January 2019.
Financial Income (Expenses), Net
Our financial income, net, consists primarily of the interest we earn on our cash, cash equivalents, deposits, marketable securities and long-term installment sales contracts with end-users, taking into consideration appropriate exchange rate adjustments.
Income Tax
We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions.
Our facilities in Israel were granted the status of  “Benefited Enterprise” that provides us with a ten-year corporate tax exemption for undistributed income, provided that we meet certain conditions, including that the production of all of our products, directly or through subcontractors, is performed in Israel. The first year in which we were exempted from Israeli corporate tax was 2012 with the ten-year eligibility period of tax exemption expected to terminate in 2021.

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018
	Three months ended March 31,
	2019		2018
	($)	(%)	($)	(%)
	(in thousands)
Revenues	30,552	100	20,911	100
Cost of revenues	4,271	14	3,532	17
Gross profit	26,281	86	17,379	83
Operating expenses:
Research and development	1,199	4	880	4
Sales and marketing	14,097	46	9,665	46
General and administrative	1,053	3	895	5
Total operating expenses	16,349	53	11,440	55
Income from operations	9,932	33	5,939	28
Financial income, net	403	1	278	1
Income before taxes	10,335	34	6,217	29
Income tax (tax benefit)	177	1	(149)	(1)
Net income	10,158	33	6,366	30
Net income attributable to non-controlling interests	34	0	—	—
Net income attributable to controlling interest	10,124	33	6,366	30
Revenue.   Our revenues increased by approximately $9.6 million, or 46%, to approximately $30.6 million for the three months ended March 31, 2019, compared to approximately $20.9 million for the three months ended March 31, 2018. This increase was primarily attributable to increased sales resulting from our increased participation in global marketing, tradeshows and clinical workshops, which we believe has resulted in increased patient and physician awareness of our technologies and product offerings through personal experience and referrals. Additionally, this increase in revenue is also attributable to the expansion of our direct sales organization, which continued to expand worldwide.
Our revenues in North America increased by approximately $8.3 million, or 45%, to approximately $26.9 million for the three months ended March 31, 2019, compared to approximately $18.6 million for the three months ended March 31, 2018. This increase was primarily attributable to the expansion of our direct sales organization and an increase in clinical workshops for customers and prospects.
Our revenues in Europe increased by approximately $0.5 million, or 27%, to approximately $2.1 million for the three months ended March 31, 2019, compared to approximately $1.6 million for the three months ended March 31, 2018. This increase was primarily driven by the expansion of the direct sales team in the United Kingdom and Spain and their subsequent training, experience and familiarity with our products.
Our revenues from the sale of consumables and extended warranties for the three months ended March 31, 2019 increased by approximately 70% compared to the three months ended March 31, 2018. This increase was primarily attributable to the growth in our installed platform base, as well as increased patient and physician awareness of our technologies and product offerings through personal experience and referrals.
Cost of Revenues.   Our cost of revenues increased by approximately $0.7 million, or 21%, to approximately $4.3 million for the three months ended March 31, 2019, compared to approximately $3.5 million for the three months ended March 31, 2018. This increase was primarily due to increased costs to purchase manufactured products to support the higher sales volume. Our gross margin increased to approximately 86% for the three months ended March 31, 2019, compared to approximately 83% for the three months ended March 31, 2018, primarily due to a reduction in fixed expenses and service costs related to legacy products.

Research and Development Expenses.   Our research and development expenses increased by approximately $0.3 million, or 36%, to approximately $1.2 million for the three months ended March 31, 2019, compared to approximately $0.9 million for the three months ended March 31, 2018. This increase was primarily attributable to an increase in salaries and related expenses resulting from our increased headcount.
Sales and Marketing Expenses.   Our sales and marketing expenses increased by approximately $4.4 million, or 46%, to approximately $14.1 million for the three months ended March 31, 2019, compared to approximately $9.7 million for the three months ended March 31, 2018. This increase was primarily attributable to the expansion of our direct sales organization and an increase in compensation related to revenue increases in North America.
General and Administrative Expenses.   Our general and administrative expenses increased by approximately $0.2 million, or 18%, to approximately $1.1 million for the three months ended March 31, 2019, compared to approximately $0.9 million for the three months ended March 31, 2018. This increase was primarily attributable to an increase in salaries and related expenses resulting from our increased headcount and increased premiums and related expenses under our product liability insurance policy as a result of our increase in sales compared to the prior period.
Financial Income, Net.   Our financial income, net, was approximately $0.4 million for the three months ended March 31, 2019, compared to approximately $0.3 million for the three months ended March 31, 2018. This increase was primarily attributable to an increase in income from interest derived from our increased investments in government and corporate debt securities and bank deposits.
Income Tax.   Our income tax was approximately $0.2 million for the three months ended March 31, 2019, compared to a tax benefit of approximately $0.2 million for the three months ended March 31, 2018.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
	Years ended December 31,
	2018		2017
	($)	(%)	($)	(%)
	(in thousands)
Revenues	100,162	100	53,456	100
Cost of revenues	15,057	15	9,053	17
Gross profit	85,105	85	44,403	83
Operating expenses:
Research and development	4,180	4	2,575	5
Sales and marketing	44,622	45	28,514	53
General and administrative	4,814	5	4,364	8
Legal settlements and loss contingencies	8,000	8	—	—
Total operating expenses	61,616	62	35,453	66
Income from operations	23,489	23	8,950	17
Financial income, net	136	1	849	2
Income before taxes	23,625	24	9,799	18
Income tax	1,260	(2)	980	(2)
Net income	22,365	22	8,819	16
Net loss attributable to non-controlling interests	6	0	—	—
Net income attributable to controlling interest	22,371	22	8,819	16
Revenue.   Our revenues increased by approximately $46.7 million, or 87%, to approximately $100.2 million for the year ended December 31, 2018, compared to approximately $53.5 million for the year ended December 31, 2017. This increase was primarily attributable to an increased patient and physician awareness of our technologies and product offerings and the expansion of our direct sales organization. In addition, approximately $11.8 million, or 25%, of this increase was attributable to the introduction of new products, including our Votiva platform that launched in the third quarter of 2017. Approximately $4.3 million, or 9%, of the increase was attributable to an increase in our average selling prices in North America.
Our revenues in North America increased by approximately $44.8 million, or 100%, to approximately $89.4 million for the year ended December 31, 2018, compared to approximately $44.6 million for the year ended December 31, 2017. This increase was primarily attributable to the expansion of our direct sales organization, which increased sales in North America, the commercial launch of our Votiva platform, during the third quarter of 2017, and an increase in our average selling prices in North America.
Our revenues in Europe increased by approximately $1.1 million, or 24%, to approximately $5.7 million for the year ended December 31, 2018, compared to approximately $4.6 million for the year ended December 31, 2017. This increase was primarily driven by the establishment of a direct sales team in the United Kingdom and Spain, which increased sales in those regions and an increase in the number of distributors in Europe.
Our revenues from the sale of consumables and extended warranties for the year ended December 31, 2018 increased by approximately 107% compared to the year ended December 31, 2017. This increase was primarily attributable to the growth in our installed platform base, as well as patients and physicians becoming more familiar with our products.
Cost of Revenues.   Our cost of revenues increased by approximately $6.0 million, or 66%, to approximately $15.1 million for the year ended December 31, 2018, compared to approximately $9.1 million for the year ended December 31, 2017. This increase was primarily due to increased costs to purchase manufactured products to support the higher sales volume. Our gross margin increased to approximately 85% for the year ended December 31, 2018, compared to approximately 83% for the year ended December 31, 2017, primarily due to the increase in our average selling prices in North America, as well as a higher percentage of revenue derived from North America as compared to other regions, because our average selling price in the United States tends to be higher than in rest of the world.
Research and Development Expenses.   Our research and development expenses increased by approximately $1.6 million, or 62%, to approximately $4.2 million for the year ended December 31, 2018, compared to approximately $2.6 million for the year ended December 31, 2017. This increase was primarily attributable to the increased costs of materials used in research and development activities.
Sales and Marketing Expenses.   Our sales and marketing expenses increased by approximately $16.1 million, or 56%, to approximately $44.6 million for the year ended December 31, 2018, compared to approximately $28.5 million for the year ended December 31, 2017. This increase was primarily attributable to the expansion of our direct sales organization and an increase in compensation related to revenue increases in North America.
General and Administrative Expenses.   Our general and administrative expenses increased by approximately $0.4 million, or 10%, to approximately $4.8 million for the year ended December 31, 2018, compared to approximately $4.4 million for the year ended December 31, 2017. This increase was primarily attributable to an increase in salaries and related expenses resulting from our increased headcount and increased premiums and related expenses under our product liability insurance policy offset by a decrease in legal costs and expenses related to our patent litigations.
Legal Settlements and Loss Contingencies.   Our legal settlements and loss contingencies were approximately $8.0 million for the year ended December 31, 2018, compared to approximately $0 million for the year ended December 31, 2017. This increase was primarily attributable to a settlement agreement entered into in January 2019.
Financial Income, Net.   Our financial income, net was approximately $0.1 million for the year ended December 31, 2018, compared to approximately $0.8 million for the year ended December 31, 2017. This decrease in financial income, net was primarily attributable to loss from foreign currency translation and loss from marketable equity securities revaluation. This decrease was partially offset by an increase in income from dividend and interest derived from our investments in government and corporate debt securities, in the year ended December 31, 2018, as compared to a gain on foreign currency translation in the year ended December 31, 2017.
Income Tax.   Our income taxes increased by approximately $0.3 million, or 29%, to approximately $1.3 million for the year ended December 31, 2018, compared to approximately $1.0 million for the year ended December 31, 2017. In 2018, the tax benefit derived from our “Benefited Enterprise” status was approximately $5.1 million, which represents approximately 22% of our income before taxes.
Selected Quarterly Results of Operations
The following table sets forth our unaudited consolidated quarterly results of operation for the periods indicated. You should read the following table in conjunction with our audited consolidated financial statements. We have prepared the unaudited consolidated quarterly financial information on the same basis as our consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.
	For the three months ended,
	2019	2018				2017
	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	(unaudited) (in thousands)
Revenues	$30,552	$28,783	$25,418	$25,050	$20,911	$19,807	$14,293	$13,877	$5,479
Cost of revenues	4,271	3,939	3,669	3,917	3,532	3,556	2,075	2,327	1,095
Gross profit	26,281	24,844	21,749	21,133	17,379	16,251	12,218	11,550	4,384
Operating expenses:
Research and development	1,199	1,354	1,005	941	880	774	674	510	617
Sales and marketing	14,097	12,521	11,106	11,330	9,665	10,434	7,491	6,734	3,855
General and administrative	1,053	1,656	1,244	1,019	895	1,322	1,223	1,118	701
Legal settlements and loss contingencies	—	8,000	—	—	—	—	—	—	—
Total operating expenses	16,349	23,531	13,355	13,290	11,440	12,530	9,388	8,362	5,173
Income (loss) from operations	9,932	1,313	8,394	7,843	5,939	3,721	2,830	3,188	(789)
Financial income (expenses), net	403	(487)	415	(70)	278	218	221	247	163
Income (loss) before taxes	10,335	826	8,809	7,773	6,217	3,939	3,051	3,435	(626)
Income tax (tax benefit)	177	1,045	171	193	(149)	620	144	123	93
Net income (loss)	$10,158	$(219)	$8,638	$7,580	$6,366	$3,319	$2,907	$3,312	$(719)
Seasonality
Our business is not significantly impacted by seasonality; however, our fourth quarter has historically generated slightly stronger operating results. We have historically experienced stronger sales in the fourth quarter in correlation with our customers’ spending patterns and budget cycles. Most physicians operate on an annual budget cycle with a fiscal year that begins on January 1. It is not uncommon to experience a higher level of purchasing activity from physicians in the final months and weeks of their fiscal year. Consequently, our fourth quarter revenues may be greater than other quarters. Our business is also impacted by general economic conditions, which may impact future seasonal variations.
Liquidity and Capital Resources
Historically, we have funded our operations primarily from cash flows from operations and from private placements of our ordinary shares. Since our inception in January 2008, we have not received any debt financing from banks or issued any preferred or debt securities. We have received aggregate net proceeds of approximately $5.1 million from issuances of our ordinary shares.

As of March 31, 2019, we had working capital of approximately $58.1 million, and our primary source of liquidity was approximately $64.1 million in cash and cash equivalents, marketable securities and bank deposits.
We anticipate that the proceeds of this offering and cash flows from operations will be adequate to fund our expected capital expenditures and other cash requirements and commitments through at least the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. If we raise additional funds by issuing equity securities, our shareholders would experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. Additional financing may not be available at all, or in amounts or on terms unacceptable to us. If we are unable to obtain additional financing, we may be required to delay the development, commercialization and marketing of our aesthetic medical products.
Cash Flows
The following table represents a summary of our cash flow for the periods indicated:
	Three months ended March 31,		Years ended December 31,
	2019	2018	2018	2017
	(in thousands)
Net cash provided by (used in):
Operating activities	$2,771	$7,397	$36,886	$14,609
Investing activities	(8,693)	(1,993)	(29,739)	(5,684)
Financing activities	122	150	186	1,785
Effects of exchange rate changes on cash	30	(11)	(205)	187
Net increase (decrease) in cash and cash equivalents	$(5,770)	$5,543	$7,128	$10,897
Net Cash Provided by Operating Activities
Net cash provided by operating activities decreased by approximately $4.6 million, or 63%, to approximately $2.8 million for the three months ended March 31, 2019, compared to approximately $7.4 million for the three months ended March 31, 2018. This decrease was primarily attributable to the payment of a settlement agreement entered into in January 2019. Net cash provided by operating activities increased by approximately $22.3 million, or 152%, to approximately $ 36.9 million for the year ended December 31, 2018, compared to approximately $14.6 million for the year ended December 31, 2017. This increase was primarily attributable to an increase in our net income. As we expect our revenues to continue to grow, we anticipate our accounts receivables and inventory will similarly continue to grow, including our available working capital.
Net Cash Used in Investing Activities
Net cash used in investing activities increased by approximately $6.7 million, or 336%, to approximately $8.7 million for the three months ended March 31, 2019, compared to approximately $2.0 million for the three months ended March 31, 2018. This increase was primarily attributable to investment in short-term deposits and purchases of marketable securities, which increased from approximately $0 million and $9.4 million, respectively, as of March 31, 2018, to approximately $16.1 million and $29.1 million, respectively, as of March 31, 2019. Net cash used in investing activities increased by approximately $24.0 million, or 423%, to approximately $29.7 million for the year ended December 31, 2018, compared to approximately $5.7 million for the year ended December 31, 2017. This increase was primarily attributable to purchases of marketable securities, which increased from approximately $7.4 million as of December 31, 2017, to approximately $26.5 million as of December 31, 2018.

Net Cash Provided by Financing Activities
Net cash provided by financing activities was approximately $0.1 million for the three months ended March 31, 2019, and approximately $0.2 million for the three months ended March 31, 2018. This decrease was primarily attributable to proceeds from exercise of options. Net cash provided by financing activities was approximately $0.2 million for the year ended December 31, 2018, and approximately $1.8 million for the year ended December 31, 2017. This decrease was primarily attributable to funding from a non-controlling partner in our Chinese joint venture in 2017.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of March 31, 2019:
		Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	($) (in thousands)
Operating lease (including imputed interest)	1,800	508	1,221	71	—
Subcontracting agreement	2,400	2,400	—	—	—
Quantitative and Qualitative Disclosure of Market Risks
Foreign Currency Risk
Our consolidated revenues are generated primarily in U.S. dollars. In addition, a substantial portion of our consolidated costs are incurred in dollars. We believe that the U.S. dollar is the primary currency of the economic environment we operate in. Thus, the U.S. dollar is our primary functional and reporting currency.
Our transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the consolidated statements of income (indicated below), the following exchange rates are used: (i) for transactions, exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization), historical exchange rates. Currency translation gains and losses are presented in financial income or expenses, as appropriate.
A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our global operations that were recorded in U.S. dollars represented approximately 83% for the three months ended March 31, 2019, and 84% for the year ended December 31, 2018.
The functional currencies of our subsidiaries are their respective local currencies or the U.S. dollar. For purposes of consolidation, the financial statements of the Foreign Subsidiaries are translated into U.S. dollars in accordance with Accounting Standards Codification, or ASC, No. 830, “Foreign Currency Matters” (“ASC 830”). Assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated at exchange rates for each transaction. All gains and losses resulting from translation are presented in other comprehensive income within the consolidated statements of comprehensive income.
Interest Rate Risk
The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Currently, we do not have any outstanding borrowings. We intend to invest our cash balances primarily in bank deposits and fixed-income securities issued by corporations, the United States and non-U.S. governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash, cash equivalents, deposits and marketable securities. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.
Off Balance Sheet Arrangements
As of June 30, 2019, we have not engaged in any off balance sheet arrangements.
Related Parties
For a description of our related party transactions, see “Certain Relationships and Related Party Transactions.”
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, warranty provision, income taxes and share-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.
The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements.
Revenue Recognition
We recognize revenue in accordance with Accounting Standards Update No. 2014-09 (“ASC 606”) “Revenue from Contracts with Customers,” when our customers obtain control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, we perform the following five steps:
i.
identify the contract(s) with a customer;

ii.
identify the performance obligations in the contract — we determined that our arrangements are generally comprised of the following elements that are recognized as separate performance obligations: products, consumables and extended warranties. Installation and training services are not essential to the functionality of our products;

iii.
determine the transaction price;

iv.
allocate the transaction price to the performance obligations in the contract — we estimated the standalone selling prices of the services to be provided based on expected pricing of service contract purchased on a standalone basis and used the residual approach to estimate the selling price of the products; and

v.
recognize revenue when (or as) the performance obligation is satisfied.

We apply the five-step model to contracts only when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to our customer, after considering any price concession expected to be provided to the customer, when applicable. At contract inception, we assess the goods or services promised within each contract and determine those that are performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.
We early adopted ASC 606 using the full retrospective transition method.

From time to time, we may decide to enter into installment sales contracts with certain end users that provide them with long-term (generally up to 60 months) financing of the purchase of our product. The interest rate used in these contracts reflects the credit characteristics of the party receiving financing in the contract, as well as any collateral or security provided by the customer. Interest income on these receivables is recognized as financing income and earned over the term of the contract.
We recognize any variable consideration at the time that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration mainly includes price concessions related to installment sales contracts.
We also generate revenues from long-term maintenance contracts, or Extended Warranties. Revenue from Extended Warranties is recognized ratably, on a straight-line basis, over the period of the applicable service contract. Contract liabilities include deferred revenues derived from these maintenance agreements.
Revenue from repairs performed in the absence of Extended Warranties is recognized when the related services are performed and it is probable that we will collect the consideration we are entitled to. We classify the portion of contract liabilities not expected to be earned in the subsequent 12 months as long-term.
We do not grant any right of return, refund, cancelation or termination.
Income Taxes
We account for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.
ASC 740 also contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.
The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits in our income taxes.
Share-Based Compensation
We account for share-based compensation in accordance with ASC 718 which requires that all share-based payments to employees and non-employees be recognized in our consolidated statements of income based on their fair values. The grant date fair value of share-based compensation is recognized as an expense over the requisite service period, net of estimated forfeitures. We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach, and classify these amounts in our consolidated statements of income based on the department to which the related employee and non-employee reports.
Option Valuations
We selected the binomial option-pricing model to determine the fair value of each option grant to our employees and non-employees.
The binomial model includes assumptions regarding dividend yields, expected volatility, and risk-free interest rates, early exercise multiple and expected lives. These assumptions reflect our best estimates, but these items involve inherent uncertainties based on market conditions that are generally outside of our control. As a result, if other assumptions had been used in the current period, share-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, share-based compensation expense could be materially impacted in future years.
Expected dividend yield:    We have never declared or paid any cash dividends and we do not plan to pay cash dividends in the foreseeable future.
Volatility:   The expected volatility is based on the historical volatility of comparable companies.
Risk-free interest rate:   The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms.
Early exercise multiple:   Since our ordinary shares are not publicly traded, the early exercise multiple was based on academic empirical findings. The early exercise multiple of grantees in private companies is expected to be higher due to the lack of marketability that leads to a longer exercise period for options.
The underlying data used for computing the fair value of the options are as follows:
	For the three months ended March 31,	For the year ended December 31,
	2019	2018
Dividend yield	0%	0%
Expected volatility	51.91%	51.20%
Risk-free interest rate	2.56 – 2.60%	2.96%
Early exercise multiple	150% – 250%	150% – 250%
Contractual term	7 years	7 years
These assumptions represent our best estimates and involve inherent uncertainties and the application of our judgment. As a result, if we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.
The following table shows information concerning options granted to employees and non-employees during the period from March 31, 2017 through June 30, 2019:
Grant Date	Number of Options Granted	Exercise Price	Fair Value per Share	Fair Value per Option
June 1, 2017	1,452,550	$1.00	$1.04	$0.47
November 1, 2017	12,000	$1.00	$5.58	$4.58
December 31, 2017	20,000	$1.00	$7.35	$6.39
February 15, 2018	2,000	$1.00	$8.70	$7.75
September 17, 2018	198,100	$11.30	$11.30	$4.54
January 6, 2019	95,000	$13.40	$13.40	$3.74
January 7, 2019	171,000	$13.40	$13.40	$3.74
April 1, 2019	17,000	$18.30	$18.30	$5.05
April 5, 2019	38,000	$18.30	$18.30	$5.05
April 6, 2019	8,000	$18.30	$18.30	$5.05
Ordinary Share Valuation
In preparation for our initial public offering, in January 2019 and February 2019, with the assistance of a third-party valuation firm, we performed prospective valuations of our ordinary shares as of December 31, 2018 and February 28, 2019 which determined that their fair value was $13.40 and $18.30 per ordinary share, respectively. In July 2018, with the assistance of a third-party valuation firm, we performed retrospective valuations of our ordinary shares as of December 31, 2016, May 31, 2017, March 31, 2018 and July 31, 2018, which determined that their fair values were $0.78, $1.04, $9.90 and $11.30 per ordinary share, respectively. For the purpose of determining our equity value, we used the discounted cash flow, or

DCF, method. Under the DCF method, our projected after-tax cash flows available to return to holders of invested capital were discounted back to present value, using an appropriate discount rate. Since it is not possible to project our after-tax cash flows beyond a limited number of years, the DCF method relies on determining a “terminal value” representing the aggregate value of the future after-tax cash flows after the end of the period for which annual projections are possible. The discount rate, known as the weighted average cost of capital, or WACC, accounts for the time value of money and the appropriate degree of risk inherent in a business. The DCF method requires significant assumptions, in particular, regarding our projected cash flows and the discount rate applicable to our business. For the purpose of the abovementioned valuations we applied discount rates in the range of 13.0%-16.5%, and projected after-tax cash flows based on the possible scenarios in regards to our prospective as a result of the realization of the legal proceedings against us at each valuation date.
Having determined our equity value, we allocated it among the different elements of our share capital using the option pricing method, or OPM. Under the OPM, each security — ordinary shares and options — is treated as a call option having an exercise price based on the amount and optimal conversion price. The value of the call option is determined using the Black-Scholes option pricing model. The Black-Scholes model requires significant assumptions and in particular the assumptions regarding the volatility of our ordinary shares.
Accounts Receivable and Allowance for Doubtful Accounts
Our accounts receivable balance, net of allowance for doubtful accounts, was approximately $7.4 million as of March 31, 2019, compared to approximately $7.5 million as of March 31, 2018. The allowance for doubtful accounts as of March 31, 2019 was approximately $0.4 million compared to approximately $0.3 million as of March 31, 2018. Our accounts receivable balance, net of allowance for doubtful accounts, was approximately $7.6 million as of December 31, 2018, compared to approximately $6.9 million as of December 31, 2017. The allowance for doubtful accounts for the years ended December 31, 2018 and 2017 was approximately $0.4 million. This increase is primarily attributable to increasing sales.
We maintain an allowance, or reserve, for doubtful accounts based upon known collectability issues. While our credit losses have historically been within our expectations and the allowances established, we may not continue to experience the same credit losses that we have in the past, which could cause our provisions for doubtful accounts to increase. We work to mitigate bad debt exposure through our credit evaluation policies and geographical dispersion of sales.
Inventories Valuation
We state all inventories at the lower of cost or net realizable value. We determine our finished products using a “moving average” method and we determine our raw materials using a “first in, first out” method. Our inventory balance was approximately $7.1 million as of March 31, 2019, compared to approximately $5.9 million as of March 31, 2018. Our inventory balance was approximately $7.0 million as of December 31, 2018, compared to approximately $5.0 million as of December 31, 2017. We review the need for inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.
Product Warranty and Service Costs
We generally provide, as a standard, a one-year parts delivery and labor warranty on end-user sales of our aesthetic treatment systems. Distributors generally provide a one-year manufacturing warranty on parts only. We estimate and provide for future costs for initial product warranties at the time revenue is recognized. We base product warranty costs on related material costs, delivery cost, technical support labor costs and overhead.

We provide for the estimated cost of product warranties by considering historical material, delivery, labor and overhead expenses and applying the experience rates to the outstanding warranty period for products sold. As we sell new products to our customers, we exercise considerable judgment in estimating the expected failure rates and warranty costs. If actual product failure rates, material usage, service delivery costs or overhead costs differ from our estimates, we would be required to revise our estimated warranty liability.
Recent Accounting Pronouncements
For accounting pronouncements adopted prior to January 1, 2019, see note 2(w1) in our consolidated financial statements.
For accounting pronouncements adopted from January 1, 2019, see note 2(b) in our condensed consolidated financial statements.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to opt out of such extended transition period.

BUSINESS
Overview
We are a leading global provider of innovative, energy-based, minimally-invasive surgical aesthetic and medical treatment solutions. Within the global aesthetics market, our products and solutions are primarily designed to address three energy-based treatment categories comprised of: (i) face and body contouring; (ii) medical aesthetics; and (iii) women’s health. We have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our RF energy-based proprietary technologies — (i) RFAL, (ii) Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening and (iv) Deep Heating Collagen Remodeling — represent a paradigm shift in the minimally-invasive aesthetic solutions market. These technologies are used by physicians to remodel subdermal adipose, or fatty, tissue in a variety of procedures including liposuction with simultaneous skin tightening, face and body contouring and ablative skin rejuvenation treatments. Our products, developed with our proprietary RF energy-based technologies, overcome many of the shortcomings of other aesthetic options by delivering surgical-grade results while significantly minimizing risks of scarring, downtime, pain and other complications typically accompanying surgical procedures. In addition to our minimally-invasive solutions, we design, develop, manufacture and market differentiated, non-invasive medical aesthetic products that target a wide array of procedures. These include simultaneous fat killing and skin tightening, permanent hair reduction through the use of our innovative dual wavelength technology and other treatments targeting skin appearance and texture through the use of our high power IPL technology. Our products, which we market and sell traditionally to plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs may be used on a variety of body parts including the face, neck, abdomen, upper arms, thighs and intimate feminine regions.
In addition to the existing group of patients who currently undergo full surgical aesthetic procedures, we believe our minimally-invasive solutions satisfy an unmet market demand in two incremental groups of patients: (i) those whose skin laxity or other physical attributes have previously precluded them from undergoing surgical aesthetic procedures and (ii) those who would entertain the idea of surgical or minimally-invasive aesthetic procedures, but are averse to the associated costs, downtime and potential safety risks. We believe these patient populations will continue to represent a significant opportunity for our differentiated minimally-invasive aesthetic solutions.
We believe our products have consistently been at the forefront of technological development in the aesthetic solutions market. Since 2010, we have launched six product platforms: BodyTite, Optimas, Votiva, Contoura, Triton and EmbraceRF. Each product consists of the following components: a platform that incorporates multiple energy sources, one or more handpieces, our proprietary software and a simple user interface with touch screen. Our platforms have a small footprint and are lightweight compared to our competitors’ systems, which are typically larger and heavier. Our products can be upgraded easily by the user in order to perform additional treatments by adding handpieces and/or installing software in the existing platform. The ease of upgrades enables our customers to meet demand for aesthetic solutions through additional service offerings.
Our focus on innovation has resulted in a strong track record of sustained new and next-generation product development. We believe our ability to bring new products to market and continuously innovate is a distinct competitive advantage. We expect to launch three new product platforms by the end of 2019, all of which will be based on our existing RF energy-based proprietary technology, with the goal of further penetrating the market for surgical aesthetic and medical treatment solutions. Our three new product platforms are intended to address the treatment of cellulite appearance (CelluTite), body skin tightening (Evolve), and face and neck skin tightening (Evoke). Our CelluTite platform is comprised of three handpieces, each of which has been cleared by the FDA, intended to address the treatment of cellulite appearance. Two of the handpieces are cleared for use in dermatological and general surgical procedures for electrocoagulation and hemostasis of tissues including fat, and the third handpiece has been cleared for use in treatments for the temporary reduction in the appearance of cellulite. We expect to introduce the CelluTite platform to the market during the fourth quarter of 2019. The Evolve platform received FDA clearance in June 2019 and is expected to be introduced to the market during the second half of 2019. We submitted a premarket notification to the FDA pursuant to Section 510(k) of the Federal Food, Drug and

Cosmetic Act for our Evoke product platform in July 2019. Subject to receipt of FDA clearance, we intend to introduce Evoke to the market during the second half of 2019. The CelluTite, Evolve and Evoke product platforms are subject to the same FDA 510(k) clearance process as our current products.
We expect that these new product platforms will complement our existing portfolio of products, allowing us to increase our offerings to existing customers and attract new customers. We believe that introducing new product platforms is important in order to satisfy consumer demand and respond to evolving technological developments.
In response to customers’ desires to enhance and expand their offering of our aesthetic and wellness office-based procedures, we are developing additional RF energy-based platforms, handpieces and applicators targeted towards several medical specialties.
•
For OB/GYNs, we currently sell the Votiva platform, which includes two handpieces, FormaV and Morpheus8. We are currently developing additional handpieces and applicators as part of this platform to assist with the following procedures:

•
non-incisional labiaplasty (a procedure to reshape the labia minora) using our AccuTite RFAL handpiece (Aviva); and

•
post-partum restoration of abdominal muscles and pelvic floor restoration using our external and internal EMS handpieces.

•
For ophthalmologists, we are developing a new platform that, in addition to our existing aesthetic handpieces, we expect will assist with the following procedures:

•
lower and upper eyelid contraction and fat reduction using the AccuTite and Morpheus8 handpieces; and

•
treatment of periorbital wrinkles and dry eye with a new continuous bi-polar RF energy handpiece.

Our new handpiece to treat dry eye and periorbital wrinkles is currently in an in-office ex vivo preclinical evaluation. We expect to introduce our new product platform for ophthalmologists comprising of three handpieces (AccuTite, Morpheus8 and our new dry eye and periorbital wrinkles treatment handpiece) to the market during the second quarter of 2020.
•
For ENTs, we are in the initial stage of developing a new platform and handpiece that we believe will provide patients with a medical treatment solution for snoring. The handpiece is based on our Deep Subdermal Fractional RF technology and is expected to contract and stiffen the soft palate (located on the back of the roof of the mouth), which blocks the airway, causing tissues to vibrate during sleep. This platform and handpiece are in the concept design phase.

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer awareness and acceptance of our products. Traditionally, the aesthetic solutions market has relied heavily on marketing efforts and “before-and-after” pictures in an to attempt to distinguish products. We believe our focus on establishing clinical evidence for the efficacy of our products has been important for adoption by our surgically-trained customers, who are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date, 36 third-party clinical studies have been completed and 18 third-party clinical studies are in the process of being conducted using our products. We also have a portfolio of 44 peer-reviewed publications. While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are meaningful. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.
To complement our surgical aesthetic and medical treatment solutions, we offer post-sales training and support services. We provide physicians with training focused on the most beneficial ways to utilize our products, including safety and instructional videos to expand procedural offerings and hands-on, personalized marketing support. We believe that we provide one of the most extensive training and ongoing support programs available to physicians throughout the aesthetic solutions market.

Our revenue increased to approximately $30.6 million for the three months ended March 31, 2019, from approximately $20.9 million for the three months ended March 31, 2018. Our revenue increased to approximately $100.2 million for the year ended December 31, 2018 from approximately $53.5 million for the year ended December 31, 2017. For the three months ended March 31, 2019 and 2018, we recorded a gross margin of approximately 86% and 83%, respectively, and net income of approximately $10.2 million and $6.4 million, respectively. For the years ended December 31, 2018 and 2017, we recorded a gross margin of approximately 85% and 83%, respectively, and net income of approximately $22.4 million and $8.8 million, respectively. We have 18 FDA clearances and in addition to the United States, where we have over 2,400 customers, are permitted to sell our products in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. As of June 30, 2019, we sell and market our products in the United States, Canada, United Kingdom, Spain and India, through a direct sales force of approximately 96 representatives. We also sell and market our products through 37 distributors in 44 countries. As of June 30, 2019, we had a global installed base of over 3,900 product platforms capable of running various multi-use applicators and utilizing minimally-invasive consumables.
Industry
Overview
The global market for aesthetic solutions is significant and growing. ASAPS estimates that U.S. consumers spent more than $8.5 billion on a total of 7.8 million aesthetic procedures in 2017, of which $6.6 billion was spent on surgical aesthetic procedures. According to ASAPS, in 2017 total aesthetic procedures in the United States grew 6%, with surgical aesthetic procedure growth of 11% and non-surgical aesthetic procedure growth of 4%.
According to the 2017 ISAPS Global Aesthetic Survey, which includes survey results from 35,000 plastic surgeons in the top 30 countries for aesthetic procedures, approximately 23.4 million total aesthetic procedures, including 10.8 million surgical procedures and 12.6 million non-surgical procedures, were performed in 2017. Of these total procedures, approximately 18%, or 4.3 million, were performed in the United States. According to ISAPS, the top five surgical and minimally-invasive procedure categories in 2017, by number of procedures, that we provide innovative aesthetic solutions for were liposuction (1.6 million), eyelid surgery (1.3 million), abdominoplasty (0.8 million), face and neck lifts (0.7 million) and women’s health (0.2 million). The top five non-invasive procedure categories in 2017 that we provide innovative aesthetic solutions for were facial rejuvenation (2.1 million), hair removal (1.0 million), non-invasive fat reduction (0.5 million), cellulite treatment (0.3 million) and vascular lesions/sclerotherapy (0.1 million).
No one treatment procedure is offered by all physicians and treatments vary in terms of the treatment goal and desired effect. As a result, the total aesthetic market, as reported by ASAPS and ISAPS, does not necessarily represent the market potential for us or any other single product or treatment, but illustrates that each year patients elect to have millions of procedures performed to enhance their appearance. We believe our total addressable market also includes aesthetic procedures performed by non-plastic surgeons, which are not tracked by ASAPS and ISAPS data.
We believe the following factors are contributing to the growth in aesthetic procedures:
•
the aging of the population in the western world;

•
the growing global obesity epidemic;

•
the increasing desire of many individuals to improve their appearance;

•
the reduction in procedure costs, which has attracted a broader consumer base; and

•
the impact of managed care and reimbursement on physician economics, which has motivated physicians to establish or expand the menu of elective, private-pay aesthetic procedures that they offer.

Within each of our treatment categories, face and body contouring, medical aesthetics and women’s health, we believe our products provide a differentiated solution that overcomes many of the limitations of other existing treatment options.
Face and Body Contouring Market
The most common face and body contouring treatments typically involve excess fat removal, or liposuction and the correction and reduction of skin laxity, or skin tightening. Within those treatment types, various surgical, minimally-invasive or non-invasive energy-based techniques exist, including:
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Liposuction. The existing surgical and minimally-invasive techniques for fat reduction include surgical liposuction and laser lipolysis, while non-invasive techniques include cryolipolysis, ultrasound lipolysis and other energy-based systems. To date, surgical liposuction remains the most commonly performed plastic surgery procedure in the United States. According to ASAPS, 304,850 liposuction procedures were performed in the United States in 2017, compared to 180,833 non-surgical fat reduction procedures during the same period.

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Skin Tightening. The existing surgical techniques for the correction and reduction of skin laxity include facelifts, breast lifts, lower body lifts, arm lifts and tummy tucks, while minimally and non-invasive techniques include radio frequency, ultrasound and other energy-based systems. According to ASAPS, surgical techniques including breast lifts and tummy tucks were among the top five surgical procedures performed in the United States in 2017.

According to Medical Insight, Inc., the global market for all body shaping and skin tightening device platforms and consumables is expected to expand by 14% per year, reaching $2.3 billion in 2022.
Medical Aesthetic Market
Common medical aesthetic treatments include hair reduction, skin rejuvenation and resurfacing, and vascular and pigmented lesion removal. These treatments are predominantly performed in a minimally and non-invasive fashion, using intense pulses of a highly-focused laser or other optical energy to selectively target hair follicles, veins or collagen in the dermis, as well as cells responsible for pigmentation in the epidermis. The most common medical aesthetic treatments, in addition to face and body contouring, include:
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Permanent Hair Reduction. Non-invasive hair reduction procedures utilizing laser, IPL or other optical energy.

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Skin Rejuvenation. A range of non-invasive and ablative procedures that stimulate production of new collagen in the skin to repair wrinkles and other surface imperfections. Surgical treatments using ablative techniques have largely been supplanted by non-invasive and, particularly, fractional techniques.

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Acne Reduction. Minimally and non-invasive procedures that target bacteria and cessation of oil production, primarily using light energy-based devices and fractional techniques.

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Vascular and Pigmented Lesion Removal. Non-invasive procedures typically performed using laser and IPL energy-based devices to penetrate below the surface of the skin in order to remove vascular and pigmented lesions. Energy-based treatments have displaced alternative surgical techniques, such as sclerotherapy, as they achieve comparable results in a non-invasive manner.

According to Medical Insight, Inc., the global market for platforms and consumables in the non-invasive medical aesthetic market is expected to expand by 6% per year, reaching $2.3 billion in 2022.
Women’s Health Market
As average life expectancy continues to increase and awareness of women’s wellness continues to grow, women are more frequently looking for solutions to address conditions such as vaginal atrophy and vaginal relaxation syndrome. With over 800 million women between the ages of 50 and 80 worldwide, women’s health represents a large and growing market. Several popular surgical, minimally-invasive or non-invasive energy-based techniques exist, including:

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Vaginoplasty. A surgical procedure that involves the removal of excess lining within the vagina, and the suturing of the underlying muscles together to reduce the size of the vagina.

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Vagina/Labial Remodeling. A minimally-invasive procedure that involves heating targeted connective tissue with thermal energy, while cooling the mucosal epithelial surface over the targeted tissue.

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CO2 Laser Therapy. A non-invasive procedure that generates microscopic laser “spots” where thermal energy is absorbed by the sub-epithelial layers.

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Mono and Bipolar Radio Frequency. A precise, non-invasive procedure that provides full depth heating in the subdermal tissue layers.

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Ultrasound Therapy. A non-invasive procedure that involves sending thermal energy waves into the tissue.

According to Medical Insight, Inc., the global market for women’s health platforms and consumables is expected to expand by 16% per year, reaching $413 million in 2022.
Physician and Patient Market Opportunity
Aesthetic treatment procedures have traditionally been performed by plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs. These physicians represent our traditional customer base. More recently, a broader group of physicians in the United States, including ENTs, ophthalmologists, general practitioners and aesthetic clinicians, have incorporated aesthetic treatment procedures into their practices. These non-traditional customers are motivated to offer aesthetic procedures in order to generate a reliable revenue stream that is unaffected by managed care and government payor reimbursement economics. We believe that there are approximately 300,000 potential non-traditional physician customers in the United States and Canada, representing a significant market opportunity that is only beginning to be addressed by suppliers of energy-based aesthetic equipment.
In addition to the existing group of patients who undergo full surgical aesthetic procedures, we have identified an unmet market demand for two new additional groups of patients, referred to as the “Treatment Gap” group and the “Sideline” group. We believe these potential patient populations represent a significant opportunity for our innovative and differentiated minimally-invasive aesthetic solutions.
The Treatment Gap group consists of patients, typically ranging from 35 to 55 years of age, who have sufficient financial resources to afford aesthetic solutions but are limited in the types of existing procedural options available to them prior to the introduction of our proprietary (i) RFAL, (ii) Deep Subdermal Fractional RF, (iii) Simultaneous Fat Destruction and Skin Tightening and (iv) Deep Heating Collagen Remodeling technologies. For example, for patients whose skin is not amenable to liposuction, such as those patients whose skin lacks an adequate degree of elastin, thereby preventing the skin from retracting, the only available alternatives to reduce skin looseness were high-cost surgeries requiring full anesthesia, such as an abdominoplasty, facelift, blepharoplasty or brachioplasty. In these procedures, the excess skin is gathered, cut and removed, typically leaving the patient with significant scars. In addition, there is a large population of patients whose skin is not of the quality needed for a liposuction procedure but also not damaged enough to be a candidate for a surgical procedure. We believe this Treatment Gap group represents a significant market opportunity for us.
In addition to the Treatment Gap group, we believe there is also a large group of potential patients that would entertain having surgery-like results if the procedure was delivered in a painless, safe and fast manner. We believe this Sideline group has the ability to expand our current market significantly.
Current Treatment Landscape
Many existing surgical, minimally and non-invasive procedures are available to treat the aforementioned conditions; however, each has certain limitations.
Surgical and Minimally-Invasive Procedures
Although each of these treatments has varying degrees of effectiveness, we believe they present the following limitations:

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Surgical risks. Surgical and minimally-invasive procedures carry risks of infection, local or widespread scarring, perforation, and hemorrhage. These procedures generally require a general or local anesthesia, which has additional risks.

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Pain and downtime. Surgical procedures may involve pain and require weeks of post-surgical recovery. As a result, patients may need to spend significant time away from work and take prescribed pain medications for extended periods of time post-surgery. In addition, body lifts may severely limit muscle movement in the treated area during recovery, which can limit a patient’s mobility for a significant period of time. Existing minimally-invasive procedures typically require a relatively large surgical incision, which can also cause pain and discomfort. Patients generally require at least two days of recovery time after a minimally-invasive procedure, which may require the patient to miss work and necessitate prescribed pain medications post-surgery.

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Potentially undesired results. Surgical procedures may cause non-uniform fat reduction, dimpling, lumpiness, numbness, scarring, discoloration or sagging skin in the treated area. Follow-up surgeries may be required to correct these problems. Existing minimally-invasive procedures can cause skin or tissue damage if, among other things, the physician does not carefully control the intensity of energy delivered to the treatment area.

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High cost. Surgical and existing minimally-invasive procedures are significantly more expensive for patients than non-invasive aesthetic procedures. In addition, there is an opportunity cost for physicians as these procedures require direct physician involvement and supervision.

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Limited repeatability. The process of removing or destroying fat cells with surgical or existing minimally-invasive procedures triggers the body’s wound healing response, which leads to the formation of scar tissue in the treated area. If a patient desires further fat reduction or is not satisfied with the aesthetic results from a procedure, the scar tissue in the treated area may prevent the patient from undergoing follow-up procedures to enhance or correct the original treatment results.

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Physician skill and technique dependent. The aesthetic results achieved through surgical and existing minimally-invasive procedures often depend upon a particular physician’s skill and training. In addition, these procedures require significant physician time.

Non-Invasive Procedure Limitations
Although current non-invasive procedures are generally safer and less expensive than surgical and minimally-invasive procedures, we believe these procedures have the following limitations:
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Limited, inconsistent and unpredictable results. Existing non-invasive procedures have limited efficacy and produce inconsistent fat reduction and skin rejuvenation results. In addition, the technology used to perform these procedures is not capable of selectively targeting fat cells, blood cells, hair follicles and deeper-lying pigments, which can lead to unpredictable results, including damage to the surrounding tissue.

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Multiple treatments required. Existing non-invasive procedures based on radio frequency or laser energy often require multiple treatments over several weeks before the patient obtains noticeable aesthetic results, requiring the patient to schedule multiple, time-consuming office visits.

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Maintenance or diet and exercise required. Certain existing non-invasive procedures have only a temporary treatment effect, and thus require periodic maintenance treatments to sustain the desired aesthetic results. Additionally, some of these procedures require the patient to change his or her diet habits and exercise routines during the several-week treatment period.

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Technique dependent. Existing non-invasive procedures often require highly trained personnel to conduct the treatment. Poor technique may lead to reduced efficacy and inconsistent aesthetic results.

Prior to the introduction of our products, we believed that the market was poised to accept new sophisticated technology that can address the shortcomings of the then-available solutions. We also believe that in selecting solutions, physicians are increasingly focusing on the economics of owning aesthetic treatment equipment, including the likelihood of increased revenues, as well as the predictability of ownership costs and are placing greater emphasis on product reliability, the quality of service provided by the manufacturer, minimization of downtime required for maintenance, the length of warranty coverage and the ongoing cost of purchasing consumables and handpieces following the initial platform purchase.
Our Solution
Key benefits of our minimally-invasive surgical aesthetic and medical treatment solutions include:
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Small to no incisions, which reduces the drawbacks and risks typically associated with surgical procedures such as significant pain, local or widespread scarring, infection, perforation and hemorrhage.

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Outpatient procedures that typically do not require general anesthesia, which can decrease patient downtime, discomfort and other potential complications and typically reduces cost.

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Minimally-invasive procedures with similar efficacy to surgical procedures that have the ability to expand the addressable patient population for aesthetics procedures.

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Effective and long-lasting aesthetic solutions, many of which are supported by compelling clinical data, including 44 peer-reviewed publications.

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Differentiated, RF energy-based technology simultaneously kills fat and tightens skin, overcoming the many shortcomings of traditional surgical, minimally and non-invasive aesthetic procedures.

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Innovative dual wavelength laser technology that allows for permanent hair reduction on a wider range of skin types and hair textures than other aesthetic solutions currently on the market, reducing the number of treatments required.

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Typically less expensive than other aesthetic solutions on the market that provide comparable results as a result of less required physician time and training required.

Leader in RF Energy
We believe we are the leader in using RF energy for both minimally-invasive and subdermal ablative aesthetic purposes. RF energy is different from optical energy because it is not absorbed by the epidermis and is able to be targeted to penetrate deep into the tissue. The application of RF energy in medicine is a well established practice. For example, RF energy is the basis of magnetic resonance imaging, or MRI, and surgical diathermy, used to cauterize blood vessels to prevent excessive bleeding, both commonplace applications administered regularly in medical practice. RF energy is also used in cardiology for ablative interventions and in oncology surgery for tumor/metastasis ablation.
RF energy can be delivered to the skin in a variety of ways, the most common being monopolar delivery, whereby RF energy is delivered through a single probe placed on the skin with a grounding pad distant to the probe site. Alternatively, in bipolar delivery, RF energy is delivered from a probe with two electrodes placed over the treatment area. Bipolar delivery has an important advantage over monopolar delivery: depth of penetration of the RF energy is not dependent on the tissue impedance, or electrical resistance, which varies from person to person, or the cross-sectional area of the probe. That is not the case with monopolar delivery. Instead, in bipolar delivery, depth of penetration of the RF energy depends on the distance between the two electrodes on the probe, with increasing distance resulting in increased depth of penetration. We believe we are the leader in the development, design and commercialization of bipolar RF energy devices for minimally-invasive and subdermal ablative aesthetic purposes.
Radio-Frequency Assisted Lipolysis
Using our expertise in bipolar RF energy delivery, we developed what we believe is the next generation of lipolysis and adipose tissue remodeling technology, a new category that delivers a thermal response to the adipose tissue, skin and subdermal matrix. Our RFAL products deliver directional RF energy into the subcutaneous fat to coagulate, liquefy and remodel adipose tissue and heat the subcutaneous fibrous septa, or partitions, resulting in substantial collagen contraction of subdermal space. We believe we are the first company to utilize bipolar radio frequency in a minimally-invasive manner. Our RFAL products generate a higher power and more efficient energy transfer than laser energy systems and allow the treatment of larger volumes of the subcutaneous tissue with optimal thermal profiles, facilitating the significant tightening of the tissue. The shrinkage of tissue is significant and can reach double-digit percentages of the heated tissue volume. The thermal energy is delivered by an innovative handpiece comprised of two electrodes: the internal electrode is inserted into the fat layer while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula is passed through the subcutaneous fat while the external electrode is moved above and over the skin’s surface. The small, conductive tip of the cannula delivers RF energy into the subcutaneous fat, liquefying it and simultaneously contracting fibrous septa. The liquefied fat can then be removed from the body through a suction cannula. Our RFAL products also apply gentle uniform heating of the dermis, thereby promoting skin tightening. Figure 1 below shows how the RF energy is delivered through the handpiece to simultaneously liquefy fat and tighten the skin.
Our BodyTite platform and the BodyTite and FaceTite handpieces rely on our proprietary RFAL technology. To date, there have been more than 55,000 successful RFAL procedures conducted with positive clinical results using our BodyTite platform and the BodyTite and FaceTite handpieces. We have demonstrated that RFAL has the potential to elicit three-dimensional soft tissue contraction reliably and predictably to both serve otherwise non-traditional liposuction candidates, as well as to improve outcomes in patients for whom liposuction is an option.
Figure 1: RFAL mechanism of action.
Deep Subdermal Fractional RF
Our Deep Subdermal Fractional RF delivers RF energy into the subdermal fat tissue to depths of up to four millimeters, or mm. Deep Subdermal Fractional RF provides skin tightening and adipose tissue remodeling directly under the dermal layer. Our Deep Subdermal Fractional RF products deliver RF energy under the dermis through an array of pins producing localized heat and small micro-lesion dots in the treatment area. The heat generated by the pins in the subdermal tissue promotes collagen restructuring and tissue reshaping. Physicians can offer a versatile fractional treatment creating a three-dimensional matrix of coagulation volumes inside the tissue. Deep Subdermal Fractional RF is used for wrinkle reduction, skin tightening and treatment of cellulite appearance. The most common areas of treatment are the face and neck. Our Fractora and FractoraV handpieces rely on our proprietary Deep Subdermal Fractional RF technology and are used in conjunction with our BodyTite, Optimas and Votiva platforms. Figure 2 below shows how the RF energy is delivered through the coated pins on the handpiece to reshape tissue under the dermal layer.

Figure 2: Deep Subdermal Fractional RF mechanism of action.
Simultaneous Fat Destruction and Skin Tightening
Our Simultaneous Fat Destruction and Skin Tightening proprietary technology combines vacuum and bipolar RF energy with high and low amplitudes to both permanently kill adipose tissue and contract the skin. We believe our Simultaneous Fat Destruction and Skin Tightening technology is the first and only RF-based, non-invasive body contouring technology that permanently kills adipose tissue. Our BodyFX product platform and MiniFX handpieces utilize our Simultaneous Fat Destruction and Skin Tightening technology to address problematic fatty tissue in larger body areas such as the abdomen, back and thighs.
Deep Heating Collagen Remodeling
Our Deep Heating Collagen Remodeling propriety technology delivers heat in a uniform and volumetric form targeting deep into tissue while providing collagen remodeling with real-time control of the device’s temperature. The versatility of this technology allows the operator to provide a customized solution to address a variety of women’s wellness concerns that occur due to aging, hormonal stress or physical damage. Our FormaV handpiece on our Votiva product platform utilizes Deep Heating Collagen Remodeling technology while harnessing continuous bipolar RF energy with real-time temperature measurement. RF energy generated heat is delivered uniformly to vaginal tissue through a consumable applicator to provide vaginal and labia contraction with patients often seeing effects of the procedure immediately.
Pulse/Continuous Bi-polar RF
Continuous Bi-polar RF is electrical energy in the RF spectrum (1 MHz) that results from the flow of an electric charge between two electrodes. This conducted energy increases ion movement in the tissue and generates kinetic energy that is transformed to thermal energy (heating). In turn, this thermal energy causes controlled damage to the tissue and triggers a natural healing mechanism and tissue-renewal resulting in tissue tightening and remodeling. The distance between the electrodes allows for control of the depth of penetration of the bi-polar RF energy into the tissue. The distance between the electrodes is chosen based on the particular treatment and according to the tissue to be treated (generally varies between a few millimeters to 3–4 centimeters). Bi-polar RF can be delivered to the tissue in one of two modes: either pulse or continuous. In pulse mode, pulse duration is pre-determined and RF energy automatically stops. In continuous mode, the RF energy is delivered uninterrupted into the tissue for as long as the operator deems appropriate. As part of the design, continuous bi-polar RF energy allows real-time measurement of the patient’s skin temperature. This allows our products to provide real-time feedback to the operator throughout the treatment process and enhances overall safety and efficiency. All of our RF platforms (both existing and expected) and RF handpieces (both minimally and non-invasive) have both pulse bi-polar RF and continuous bi-polar RF capabilities. Our proprietary RFAL based products (such as our BodyTite product platform and FaceTite handpiece) and Deep Heating Collagen Remodeling based products (such as our FormaV handpiece) primarily utilize the continuous bi-polar RF feature. Our proprietary Deep Subdermal Fractional RF based products (such as our Fractora handpiece) and Simultaneous Fat Destruction and Skin Tightening products (such as our BodyFX handpiece) primarily utilize the pulse feature depending on the procedure and target result. Figure 3 below shows how RF energy is delivered through the handpiece by an electric charge between two electrodes continuously into the tissue.
Figure 3: Pulse/Continuous Bi-polar RF mechanism of action.
Non-invasive Medical Aesthetic Technologies
In addition to our proprietary minimally-invasive solutions, we continue to develop innovative non-invasive medical aesthetic solutions, including:
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Simultaneous non-invasive fat killing and skin tightening. We believe our technology is the first and only RF-based, non-invasive body contouring technology that permanently kills adipose tissue while simultaneously contracting the skin. This technology addresses problematic fatty tissue in large body areas such as the abdomen, back and thighs. Customers use this technology with the Contoura platform and the BodyFX and MiniFX handpieces.

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Dual wavelength for permanent hair reduction. Our single-pulse, dual wavelength product for permanent hair reduction, Triton, combines two wavelengths in one platform, overcoming certain limitations of standard lasers. This optimal mix of wavelengths allows the highest efficiency and safety. We believe Triton is the only FDA-cleared, single-pulse, dual wavelength product for permanent hair reduction. Customers use this technology with the Triton Duo Light and Triton Duo Dark handpieces.

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High-power Intense Pulsed Light. Our high-power IPL is a breakthrough technology that delivers up to three times more energy than typical IPL devices within the 500 to 600 nanometer, or nm, range to improve efficacy for vascular and pigmented lesions. It is optimized to treat a variety of skin types and conditions in a single session. Customers use this technology with the Optimas platform and the Lumecca handpiece.

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Controlled continuous RF heating. We believe our controlled continuous RF technology is the first auto-adjusting non-invasive thermal skin treating technology for deep and uniform tissue stimulation. This technology uses bipolar RF energy delivery that allows uniformity between the electrodes to provide a comfortable thermal effect with immediate and subsequent contraction. Customers use this technology with the Optimas, Votiva and Contoura platforms and the Forma, FormaV and Plus handpieces.

Differentiated and Comprehensive Post-Sales Support
To complement our innovative aesthetic solutions, we offer post-sales training and support services. We provide physicians training focused on the most beneficial ways to utilize our products, including a disciplined focus on safety. Our clinical training and support program consists of three key components:
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A visit by a new physician to one of our many highly qualified plastic surgery facilities for instruction followed by a live patient demonstration;

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A visit to the new physician’s office by a trained registered nurse or physician’s assistant to attend the first day of treatments to in-service; and

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Open house workshops organized by us, wherein the new physician invites his or her patient base and we assist him or her in “kick starting” marketing efforts. These events typically secure significant procedural revenues for the physician.

In addition, we offer ongoing livestream cases for customers where they can observe and interact in real-time with both our training staff and highly qualified physician instructors on a regular basis. Advanced training is also available for physicians who choose to expand their education on highly skilled procedures, including non-excisional breast lifting or brachioplasty. We are continuing to build a library of on-line instructional videos as both a reference tool and to expand physicians’ procedural offerings. We also provide support to help customers educate and engage patients about the new minimally-invasive procedures available to them through our InPractice program. This program provides hands-on, personalized marketing support for customers’ practices including signage, educational collateral, digital marketing and advertising assets. We believe that we provide one of the most extensive training and ongoing support programs available to physicians throughout the aesthetics industry.
Our Competitive Strengths
We attribute the growing commercial success of our various platforms and products to the following:
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Pioneer of the minimally-invasive aesthetic solutions market. We believe our proprietary technologies represent a paradigm shift in the minimally-invasive and surgical aesthetic solutions market. We believe our technologies and products demonstrate numerous performance advantages over other aesthetic options and enable physicians and patients to obtain results that can generally only be achieved with more expensive and invasive surgical procedures. Our RF proprietary energy-based technology simultaneous kills fat and tightens skin, overcoming many of the limitations of other surgical, minimally and non-invasive procedures, positioning us to address unmet patient needs and expand the addressable patient population for aesthetic solutions. Although each of our product platforms has a primary handpiece or applicator that is either minimally or non-invasive, our platforms are designed to be modular, which enables the user to provide complementary treatments using a single platform by attaching different handpieces or applicators.

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Strong brand recognition. Our brand is associated with product leadership, significant technological advances and extensive clinical data, which has led to strong customer loyalty. Unlike many of our competitors, our technology is not exclusively laser-based or limited to superficial treatment of the skin. Instead, we have developed and commercialized products utilizing medically-accepted RF energy technology, which can penetrate deep into the subdermal fat, allowing adipose tissue remodeling. We believe our brand is synonymous throughout the physician and patient communities with having the broadest RF energy-based portfolio in the minimally-invasive aesthetics market for fat destruction and remodeling, face and body contouring and skin tightening.

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Provide comprehensive solutions for physicians and patients. We have an extensive product portfolio that includes solutions for a wide range of both minimally and non-invasive procedures across the aesthetic solutions market. For each of our products, we offer post-sales support services including training, installation, practice growth consulting and repair support that minimizes product downtime and associated lost revenues to physicians.

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Broad regulatory approvals supported by extensive clinical data. We have 18 FDA clearances and in addition to the United States, are permitted to sell in Europe, Argentina, Australia, Brazil, Canada, China, Colombia, the Commonwealth of Independent States, Israel, Mexico, Panama, Philippines, Russia, South Korea, Taiwan and Thailand. To date, we also have a portfolio of 44 peer-reviewed publications and there are 36 completed and 18 ongoing third-party clinical studies on a number of our products (BodyTite, FaceTite, NeckTite, Optimas, Fractora, Forma, Lumecca, DiolazeXL, Votiva, FractoraV, FormaV, Contoura, BodyFX, MiniFX, Evolve, Morpheus8 and AccuTite). While we did not have any involvement in the clinical studies mentioned above, such studies provide qualitative results that we believe are significant. However, because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses. We believe our focus on demonstrated clinical data and effectiveness differentiates us from our competition and helps to validate our technology with surgically-trained physicians, who we believe are typically the most difficult segment of the market to penetrate.

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Strong management team with proven track record. Our management team has significant expertise in the medical aesthetics industry with a proven track record of successfully developing and commercializing innovative technologies. Moshe Mizrahy and Dr. Michael Kreindel, our co-founders, previously founded Syneron Medical Ltd. Our senior executive team has an average of over 15 years of medical aesthetics industry experience and has served in various leadership positions at Syneron Medical Ltd. and Cynosure, Inc.

Our Growth Strategy
Our objective is to expand our technological leadership in the aesthetic solutions market and to leverage our RF proprietary technologies to expand into the medical solutions market. We intend to achieve this goal by implementing the following strategies:
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Increase our sales presence to target and expand our addressable market globally. We plan to expand our direct sales organization and our distribution network and seek to recruit and train exceptionally talented sales representatives in existing and new markets to help us broaden the adoption of our products, drive further market penetration and expand beyond our traditional customer base.

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United States and Canada: We plan to expand our direct sales team by approximately 15 representatives by the end of 2019.

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Europe: We intend to establish sales and marketing organizations and a network of exclusive European distributors (in addition to our existing networks in the United Kingdom and Spain).

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Latin America: We plan to expand our network of exclusive distributors in Argentina, Brazil, Colombia, Mexico and Panama.

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Asia-Pacific: In addition to our direct sales presence in India, we intend to establish a direct sales presence in China through our joint venture in Guangzhou, as well as expand our network of exclusive distributors in Australia, Japan, Philippines, South Korea, Taiwan and Thailand.

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Continue to further penetrate our existing customer base and drive recurring revenues. We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. Since our inception, approximately 30% of our North American customers have purchased a second platform to expand their treatment offerings. Additionally, we have experienced growth in the sales of consumables over the past three years. Since inception, we have sold over 257,000 consumables. We expect that as our customer base grows, the percentage of our revenues attributable to consumables will increase. We also expect that certain customers will be candidates for technology upgrades to enhance the capabilities of their existing InMode products. In addition, as we continue to grow our support services program, we expect to seek to increase the number of customers that enter into service contracts and extended warranties, which would provide us with additional recurring revenues.
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Leverage our existing technology to expand into new minimally and non-invasive applications. We have an active research and development pipeline focused on additional solutions targeted to our traditional customer base. Our near-term product development portfolio consists of new and second generation solutions for various conditions, including wearable, non-invasive face and body reshaping products, cellulite, large area lipolysis, fractional RF treatment of severe vaginal laxity pelvic floor muscle restoration, labiaplasty procedures, post-partum treatments, snoring treatments, dry eye and eyelid treatments. We expect to launch three new product platforms by the end of 2019, which we believe will allow us to continue to grow our revenues over the long term and further penetrate the market for aesthetic solutions. Each such product is or will be subject to the FDA regulatory framework, specifically, the FDA’s 510(k) clearance requirements, described in this prospectus.

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Expand our customer base beyond traditional customers. We intend to develop products that leverage our minimally and non-invasive technologies to address the unmet market needs of a non-traditional customer base, which includes ENTs, ophthalmologists, general practitioners and aesthetic clinicians. We intend to adapt our products to the expertise and skill level of these providers, further expanding our addressable market.

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Actively pursue business development opportunities. We may seek to engage in targeted business development activities, including acquisitions and strategic partnerships, in order to augment our product and technology portfolio in our existing and potentially adjacent markets. We believe we can leverage our global infrastructure and existing relationships to implement a disciplined tuck-in acquisition strategy.

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Expand our intellectual property and patent portfolio. We intend to expand our existing intellectual property and patent portfolio as we develop additional applications and continue to aggressively defend against potential infringement by our competitors.

Our Products
We offer a broad portfolio of aesthetic treatment solutions that consist of a variety of minimally and non-invasive aesthetic medical products. The following table provides information concerning our products and their applications.
Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
BodyTite	Bipolar RF	2010	BodyTite FaceTite NeckTite AccuTite	Body Contouring (MI) Face Contouring (MI) Neck Contouring (MI) Face/Body Contouring (MI)
Optimas	Laser Bipolar RF IPL	2016	Fractora Forma Lumecca DiolazeXL Vasculaze Morpheus8	Skin Rejuvenation (MI) Skin Rejuvenation (NI) Skin Rejuvenation & Pigmentation (NI) Hair Removal (NI) Vascular Lesion (NI) Facial Wrinkles and Texture (MI)
Votiva	Bipolar RF	2017	FractoraV FormaV	Women’s Health (MI) Woman’s Health (NI)

Product Platform	Energy Source(s)	Year Introduced	Handpiece(s)	Primary (not Exclusive) Applications*
Contoura	Bipolar RF	2017	BodyFX MiniFX Plus	Body Contouring (NI) Face/Neck Contouring (NI) Skin Tightening (NI)
Triton	Laser	2018	Triton Duo Light Triton Duo Dark	Hair Removal (NI) Hair Removal (NI)
EmbraceRF	Bipolar RF	2018	FaceTite Morpheus8 AccuTite	Face Remodeling (MI) Facial Wrinkles and Texture (MI) Face/Body Contouring (MI)

*
“MI” = Minimally-Invasive and “NI” = Non-Invasive

In addition to the products described above, prior versions of our products continue to be used by customers. Outside of the United States, we also offer some alternative versions of our aesthetic treatment solutions, in some cases under different trademarks, which are tailored to the specific preferences and needs of certain countries and regions.
Components of Our Products
Each of our products consists of the following components:
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platform;

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one or more handpieces; and

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our proprietary software.

Platforms
Our platforms are mostly electronic boxes, comprised of RF energy generators and modules supporting lasers and IPL, as applicable, a 110/220VAC input power supply, controller and a user interface with touch screen. The user interface allows the physician to select the handpiece and set treatment parameters to meet the requirements of a particular application and patient. Using the touch screen, the physician can independently adjust the energy level, pulse width and other parameters depending on application to optimize the treatment’s safety and effectiveness. The user interface on our multiple energy workstations also allows the user to change energy sources with the press of a button. The control system communicates the operator’s settings from the user interface to the system’s modules and manages system operation and performance.
Handpieces
Our handpieces are used to apply the energy to the patient treatment area. The handpieces are designed for specific targeted body areas, type of energy to maximize treatment safety and efficacy for specific treatment. Certain of our handpieces have a contained thermal field that ensures a controlled and safe treatment through our Acquire, Control and Extend, or ACE, technology. Our ACE technology ensures that no areas are under or over treated using therapeutic temperatures safely and efficiently. Built-in safeguards, including real time measurements of skin temperature, impedance monitoring, power cut-off and audible feedback, help ensure patient safety throughout the procedure. A number of our handpieces are, or contain, one-time use applicators, or consumables, that must be replaced following each treatment.
Minimally-Invasive
BodyTite — The minimally-invasive, consumable BodyTite handpiece, introduced in 2010, utilizes directional RF energy for RFAL treatments using needle-size cannula and external electrodes to apply RF energy to the subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures of up to 42°C. This handpiece allows tissue treatment using a 17cm cannula that provides treatment depth up to 50mm.

FaceTite/NeckTite — The minimally-invasive, consumable FaceTite and NeckTite handpieces, introduced in 2012, utilize directional RF energy for RFAL treatments using cannula with diameters of 1.8mm and 2.2mm and external electrodes to apply RF energy to the subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures up to 42°C. This handpiece allows tissue treatment using a 10cm cannula that provides treatment depth up to 25mm.
AccuTite — The minimally-invasive AccuTite handpiece, introduced in April 2019, utilizes directional RF energy for RFAL treatments using sub-millimeter cannula with diameters of 0.9mm and external electrodes to apply RF energy to subcutaneous adipose tissue. The tissue is heated to 50°C to 70°C to destroy fat and contract connective tissue, simultaneously remodeling the dermis at external temperatures of up to 42°C. This handpiece allows tissue treatment using a 60mm cannula that provides treatment depth up to 25mm. Additionally, in May 2019, we began marketing AccuTite for Aviva, a minimally-invasive procedure that restores the function and appearance of the vulva by offering a non-excisional alternative to a labiaplasty. Aviva is powered by AccuTite to deliver safe and uniform heat to the entire soft tissue matrix of the labia minora, labia majora, clitoral hood, vaginal introitus and perineal body.
Fractora/FractoraV — The minimally-invasive Fractora handpiece, introduced in 2011, uses customizable fractional energy and superficial fractional resurfacing for subdermal adipose tissue remodeling. The handpiece offers two treatment depths (skin surface and subdermal) and is safe on all skin types including type IV. The consumable applicator tip contains 24-coated pins with a length of up to 4mm.
Morpheus8 — The minimally-invasive Morpheus8 handpiece, introduced in 2018, uses RF energy for subdermal adipose tissue remodeling, which is programmable by the user according to treatment area. The handpiece offers treatment depth up to 4mm. The upper part of the needle and external electrodes are coated with a polymer to prevent skin surface thermal damage while delivering RF energy into the subdermal space.
Non-Invasive
BodyFX/MiniFX — The non-invasive BodyFX and MiniFX handpieces, introduced in 2013, combine vacuum and bipolar RF energy with high and low amplitudes to both permanently kill adipose tissue and contract the skin. The BodyFX handpiece, intended for use on various parts of the body, comprises a vacuum cavity with a depth of 0.5in and a size of 2in x 1in. The MiniFX handpiece, better suited to address problematic fatty tissue in smaller areas, uses a chamber size of approximately 1in x 1in.
DiolazeXL (810nm) — The non-invasive DiolazeXL (810nm) handpiece, introduced in 2017, is a high-speed, gold standard 810nm (diode) laser indicated for permanent hair reduction. DiolazeXL’s differentiated triple contact cooling technology (pre, parallel and post), or 3PC technology, provides for a safe and comfortable patient experience. The handpiece covers a spot size of 12mm x 26mm to allow for the removal of a variety of hair colors and thickness. This handpiece offers short and long pulse durations and repetition rates that enable treatment times up to 6cm2/second.
Triton Duo Light (755nm & 810nm) — The non-invasive Triton Duo Light handpiece, introduced in 2017, combines two wavelengths for optimal treatment of light skin patients. The handpiece utilizes a blend of 755nm (Alexandrite) and 810nm (diode) laser wavelengths that have been optimized for hair removal on patients with skin types I to IV. We believe the Triton platform is the only FDA-cleared device capable of firing two wavelengths in one pulse. The handpiece covers a spot size of 12mm x 26mm and provides two pulse durations and high repetition rates.
Triton Duo Dark (810nm & 1064nm) — The non-invasive Triton Duo Dark handpiece, introduced in 2017, combines two wavelengths for optimal treatment of dark skin patients. The handpiece utilizes a blend of 810nm (diode) and 1064nm (Nd:YAG) laser wavelengths that have been optimized for hair removal on patients with skin types I to IV. We believe the Triton platform is the only FDA-cleared device capable of firing two wavelengths in one pulse. The handpiece covers a spot size of 12mm x 26mm and provides two pulse durations and high repetition rates.
Forma — The non-invasive Forma handpiece, introduced in 2013, uses our ACE technology to deliver auto-adjusting uniform RF energy-generated heat (up to 43°C) for collagen remodeling and skin contraction of the face and neck. We believe Forma is the first thermal face and neck skin tightening device to have both temperature monitoring and automatic, user programmable, RF on/off control. This handpiece has an RF energy output power of up to 65 watts and covers a spot size of 22mm x 20mm.
FormaV — The non-invasive FormaV handpiece, introduced in 2017, uses our ACE technology to deliver auto-adjusting uniform RF energy generated heat (up to 43°C) to vaginal tissue through a consumable applicator.
Plus — The non-invasive Plus handpiece, introduced in 2013, uses our ACE technology to deliver auto-adjusting uniform RF generated heat (up to 43°C) for collagen remodeling and skin contraction of the body. We believe Plus is the first thermal body skin tightening device to have both temperature monitoring and automatic, user programmable, RF on/off control. This handpiece has an RF energy output of up to 65 watts and covers a spot size of 45mm x 45mm.
Lumecca — The non-invasive Lumecca handpiece, introduced in 2015, is an IPL optimized for both light and dark skin that uses a xenon flash lamp to deliver filtered optical energy in the 515nm to 1200nm range for light skin treatment and 580nm to 1200nm range for darker skin. Lumecca is intended for treatment of superficial vascular and pigmented lesions. The handpiece covers a spot size of 30mm x 10mm with a peak optical power of 10,000 watts.
Vasculaze — The non-invasive Vasculaze handpiece, introduced in 2018, is a 1064nm wavelength diode laser intended for use in the coagulation and hemostasis of benign vascular legions such as, but not limited to, reticular leg veins, spider veins, hemangiomas, port wine stains and venus lakes. Vasculaze is optimized with high peak power, strong contact cooling and an ergonomic head intended to maximize treatment efficiency. The handpiece covers a spot size of 3mm x 4mm and has pulse duration of 20 to 100 milliseconds, or msec.
Proprietary Software
Our software permits the user to define treatment parameters to be communicated to the electronic modules in the platform and deliver RF or optical energy through the handpiece to the patient. In addition, our software controls and manages proper system performance and automatic temperature control, system self-calibration, system setup and detection of any malfunction of the system. We believe our software’s automative capabilities allow physicians to dedicate their attention and focus to patient treatment rather than system monitoring. Our users upgrade their products through the purchase of additional treatment applicators and corresponding software plugs. All of our software complies with applicable medical specifications and regulations.
Applications and Procedures
Our products provide our customers with a broad range of applications among both traditional procedures and emerging applications.
Face and Body Contouring
Minimally-Invasive
Generally performed by a physician, RFAL delivers directional RF energy into a patient’s subcutaneous fat to coagulate and liquefy adipose tissue and heat the subcutaneous fibrous septa, resulting in substantial collagen contraction of the subdermal space. RF energy is delivered through an innovative handpiece comprised of two electrodes. The internal electrode is inserted into the fat layer, while the other larger electrode is applied externally to the skin surface above the cannula tip. The internal cannula passes through the subcutaneous fat, while the external electrode slides over the skin’s surface. The small conductive tip of the cannula concentrates RF energy in the subcutaneous fat, liquefying it and simultaneously contracting the fiber septa. This liquefied fat can then be removed from the body. Our RFAL technology can be administered on all regions of the body and typical treatments are approximately 30 to 90 minutes each under local anesthesia. We received 510(k) FDA clearance for our RFAL technology in 2016. Users conduct minimally-invasive face and body contouring using RFAL technology with the BodyTite platform and BodyTite, FaceTite and AccuTite handpieces.

Generally performed by a physician, Deep Subdermal Fractional RF, delivers RF energy into the subcutaneous adipose tissue to depths of up to 4mm through an array of coated needles producing localized heat and matrix of small lesions in the subcutaneous fat. The heat generated by the pins in the subdermal tissue promotes connective tissue restructuring. As a result, physicians can offer a versatile fractional treatment creating a three-dimensional collagen contraction and subdermal fat coagulation. The deep fractional remodeling is used when fat layer is not thick enough to use RFAL technology or when patient wants only superficial result. Deep Subdermal Fractional RF can be used for wrinkle reduction, skin tightening and treatment of cellulite appearance. In addition to reshaping, Deep Subdermal Fractional RF provides long term results for inflammatory acne by coagulating enlarged sebaceous glands. The most common areas of treatment are the face and neck. Patients generally receive between one to three treatments for approximately 30 minutes each. Treatments are typically spaced two to three weeks apart. We received two 510(k) FDA clearances for Fractora in 2011 and 2016. Customers use this technology with the BodyTite and Optimas platforms using the Fractora handpiece.
Non-Invasive
Administered by physicians and other aesthetic practitioners, our differentiated fat reduction solution is based on skin shaping using a vacuum and delivering both low amplitude bipolar RF energy for gentle deep tissue heating and high amplitude RF energy to simultaneously kill fat and tighten skin. The handpiece is placed over the desired area of the body and vacuum energy shapes the skin into the cavity for safe and effective RF energy delivery allowing greater volumes of fat to be treated (up to 2.5cm in depth). Subsequently, temperature-controlled RF energy is applied to preheat the tissue and fat uniformly to 42°C to 43°C. High amplitude RF energy delivered in ultra-short pulse duration is then administered via electrodes causing apoptosis of adipose tissue and resulting in simultaneous skin contraction. Our technology can be administered on all regions of the body. Patients generally receive six treatments for approximately 10 to 20 minutes each. Treatments are typically spaced one to two weeks apart. We received 510(k) FDA clearance for this technology in 2013. Users conduct non-invasive face and body contouring with the Contoura platform using the BodyFX or MiniFX handpieces.
Medical Aesthetics
Skin Rejuvenation/Vascular & Pigmented Lesion Treatment
Generally performed by a physician or other aesthetic professional, different types of energy and treatments are provided depending on the handpiece. The application of IPL energy enables the improvement of photodamage, as well as other pigmented abnormalities and superficial vascular lesions. A 1064nm laser is used for the treatment of larger and deeper veins. Patients often see results after a single treatment but typically two to three treatments of approximately 15 minutes each are recommended. Treatments are typically spaced two to four weeks apart. We received 510(k) FDA clearance for superficial vascular and pigmented lesion treatments in 2013 and for hair removal and permanent hair reduction in 2017 and 2018, respectively. Users rejuvenate the skin with the Optimas platform using the Vasculaze and Lumecca handpieces.
Sub-Necrotic Thermal Tissue Remodeling
Administered by physicians and other aesthetic practitioners, the application is based on uniform and deep heating of the skin and subdermal layer using bipolar RF energy. The handpiece is moved over the desired area of the treatment area, while maintaining the designated temperature for the predetermined time for safe and effective collagen remodeling. Subsequently, temperature-controlled RF energy is applied automatically to heat tissue uniformly to 42°C to 43°C. The Forma handpiece is utilized to target fat and heats the tissue to depths of up to 4.5mm while the Plus handpiece is used for larger body areas and provides effect up to 6mm in depth. Patients generally receive six treatments for approximately 10 to 20 minutes each. Treatments are typically spaced one to two weeks apart. We received three 510(k) FDA clearances for this technology in 2014, 2016 and 2017. Users conduct facial treatment with the Optimas platform using the Forma handpiece and body contouring with the Contoura platform using the Plus handpiece.

Permanent Hair Reduction
Administered by a user, who is not necessarily a physician, our differentiated dual wavelength technology incorporated in the Triton platform fires two wavelengths in a single pulse destroying the hair follicles located in the dermis and subdermal layers. This procedure is continued over the target area and can last from a few minutes to 90 minutes depending on the size of the treatment area. In general, permanent hair reduction requires four to six treatments spaced four to eight weeks apart. More sessions may be required for stubborn hairs. Due to our unique dual wavelength technology, our Triton platform allows practitioners to address all skin types and tones. We received 510(k) FDA clearance for our Optimas and dual wavelength Triton platforms for permanent hair reduction treatments in 2016 and 2018, respectively. Users perform permanent hair reduction procedures with our Optimas and Triton platforms using the DiolazeXL and Triton Duo Light and Triton Duo Dark handpieces, respectively.
Women’s Health
Performed by a physician, the administration of energy addresses women’s wellness. Depending on the handpiece, the administration of bipolar RF energy or subdermal heating is applied to gently warm and massage the internal vaginal tissue (FormaV), the external vaginal tissue (FractoraV), or to deliver uniform heat to the entire soft tissue matrix of the labia minora, labia majora, clitoral hood, vaginal introiotus and perineal body (Aviva procedure administered by the AccuTite handpiece). Depending on the treatment type, patients typically receive between two to three treatments of approximately 15 minutes each. Treatments are typically spaced two to three weeks apart. We received 510(k) FDA clearance for FormaV for certain indications in 2017. In July 2018 we received a letter from the FDA seeking information as to the regulatory basis for marketing of our FormaV and FractoraV devices based on our promotion and labeling of these devices for use in certain women’s health conditions and procedures. We timely responded to the FDA by immediately altering the wording of our promotional and labeling materials, and we submitted a response letter in August 2018 answering the FDA’s questions and advising the agency that we had modified our promotional and labeling materials to remove certain statements regarding uses of our products for conditions and procedures that were questioned by the FDA in the agency’s informational request letter. The FDA responded in September 2018 by stating that the agency had reviewed our response letter and verified the changes in terminology made to our website. Moreover, the FDA further responded in November 2018 and confirmed we addressed all items raised by the agency in its letter, and that the FDA continues to expect us to conduct a review of our marketing and promotional materials to make appropriate changes and remove materials containing uncleared claims. We have received no further communications from the agency regarding this matter.
Sales and Marketing
Our primary strategy to increase market penetration relies on selling directly to our traditional customer base of plastic and facial surgeons, aesthetic surgeons, dermatologists and OB/GYNs. We believe we are the only company commercializing minimally-invasive aesthetic solutions specifically targeting the surgical community and believe our products represent a significant opportunity for these practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue. We are also targeting a newer aesthetic market opportunity consisting of ENTs, ophthalmologists, general practitioners and aesthetic clinicians as an incremental growth opportunity.
We target potential customers through office visits, trade shows, professional journals and various forms of paid and unpaid media. We also conduct clinical workshops featuring recognized expert panelists and key opinion leaders to promote existing and new treatment techniques using our products. We believe that these workshops enhance customer loyalty and provide us with new sales opportunities. We plan to continue to offer a large number of workshops spanning from single-day workshops to three-day workshops. We also use direct mail programs to target specific segments of the market that we seek to access, such as members of medical societies and attendees at meetings sponsored by medical societies or associations. In addition, we maintain an active public relations program that has resulted in treatments based on our products being featured in various televised and printed media outlets including InStyle, Shape, The Doctors and Harper’s Bazaar.
We currently sell and market our products in the United States, Canada, the United Kingdom, Spain and India, through a direct sales force of approximately 96 representatives. We also sell and market our products through 37 distributors in 44 countries. Our U.S. and Canadian sales efforts are headquartered in Lake Forest, California and Toronto, Canada, respectively. To support the continued roll-out of our products and further penetrate the market, we anticipate that our direct salesforce in the United States and Canada will continue to increase.
In international markets, to complement our direct sales force in the United Kingdom, Spain and India, we sell our products through a network of distributors. As of June 30, 2019, we had an international sales management team of six employees supporting 37 independent distributors. The percentage of our revenues from customers located outside of the United States and Canada for the three months ended March 31, 2019 and 2018 was 12% and 11%, respectively. The percentage of our revenues from customers located outside the United States and Canada for the years ended December 31, 2018 and 2017 was approximately 11% and 17%, respectively. We intend to increase penetration of our customer base in international markets and expand into attractive new international markets, including within the United Kingdom, Spain and India, by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select international markets. We require our distributors to provide customer training, to invest in equipment and marketing and to attend certain exhibitions and industry meetings.
Service and Support
We support our customers with a range of services, including installation and product training, business and practice development consulting and product service and maintenance. In connection with the direct sales of our products, we arrange for the installation of the system and initial product training. In the United States, our dedicated sales representatives install our systems and our clinical support staff provides customer training. Outside of the United States, our trained third-party distributors install our systems and provide training. The cost of installation and initial training are all included in the purchase price of our systems.
We service our products in three service centers: (1) the U.S. market is serviced through our facility in Lake Forest, California, (2) the Canadian market is serviced through our facility in Toronto, Canada, and (3) the rest of the world is serviced through our distributors and our facility in Yokneam, Israel. In the event of a technical malfunction, our customers first contact us (if in the United States or Canada) or our distributors (if outside of the United States or Canada) telephonically. If a product requires service or repair that cannot be addressed telephonically, we or our distributors ship a temporary “loaner” system to the customer as soon as possible, often overnight. This unique “loaner” system reduces any product downtime and associated lost revenues for the physician. We then arrange for shipment of the defective product to one of our service centers in the United States or Canada. Outside the United States or Canada, the product is sent to our distributors or our facility in Israel. Either we or our distributors quickly repair the faulty product and ship it back to the customer. We have designed our products in a light-weight, modular fashion to enable quick and efficient service and support. Specifically, we build our platforms to be less than 35 kilograms in weight to ensure acceptance by traditional, commercial third-party logistics providers for next-day delivery of replacement products without requiring specialized shipping procedures. We believe our depot service and support model provides for more efficient and less costly operations.
Our standard warranty term is 12 months, however, many of our products are sold with multi-year warranties. Our standard warranty covers parts, labor, participation in our loaner program and a white glove, door-to-door, shipping service for expedited repair service, and can be extended for an additional charge. We believe that we have a significant opportunity to increase our recurring customer revenue by increasing the number of our customers that enter into service contracts and extended warranties for our systems. All of our distributors have a service department and are required by us to maintain a full inventory of spare parts. All service staff is trained by our service department in Israel.
Manufacturing and Supply
We rely primarily on outsourced manufacturing to produce our devices while maintaining control over the production process. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We outsource almost all of the manufacturing of our products to four subcontractors located in Israel, two of which we are substantially dependent on as part of our business. Through our strategic arrangement with Flextronics (Israel) Ltd., or Flex, we maintain dedicated manufacturing lines supervised by us in Flex’s medical grade manufacturing facility in Migdal Haemek, Israel. Within the Flex facility, all proprietary manufacturing, testing and assembly equipment has been built and is owned by us. We also use three separate manufacturers in addition to Flex to produce our products.
We believe our outsourced manufacturers’ processes comply with all applicable United States and international quality and safety standards, such as ISO 13485:2016, CE and the FDA quality system regulations. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key,” services. We control and monitor the quality of our products by having one of our quality control employees at each of our subcontractor’s facilities.
The contracts we have with manufacturing subcontractors do not have minimum purchase requirements and allow us to purchase end products entered into on a purchase order basis. Under these contracts, our manufacturing subcontractors provide manufacturing services pursuant to our written specifications. These manufacturing services include labor, materials, testing, packaging and delivery, as well as allocating production and storage space within their facilities for our products. Pricing under these contracts are reviewed between us and the manufacturing subcontractors every three months. The contracts have one-year terms that automatically renew for successive one-year terms unless either we or the manufacturing subcontractor provide three months written notice prior to the expiration of the term. To date, we have not experienced any significant manufacturing delays. The contracts can be terminated by either party, without cause, with four months prior written notice.
We manufacture all laser and IPL handpieces in our facility in Yokneam, Israel and procure other major components of our products on behalf of our third-party manufacturers from a limited number of suppliers. We have flexibility to adjust the number of lasers and other components that we either manufacture or procure as well as the delivery schedules. The forecasts that we use are based on historical demands and expected future plans. Lead times may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components. We intend to reduce any potential for delays of supply by maintaining relationships with multiple suppliers of major components. To date, we have not experienced significant delays in obtaining our major components.
Research and Development
Our research and development activities are conducted internally by a team of ten research and development staff based in Israel. Our research and development efforts are focused on the development of new products, as well as on the extension of our existing products to introduce new applications in the minimally and non-invasive and medical aesthetic markets. We expect to concentrate our research and development efforts in the coming years on developing procedures and platforms based on our proprietary technologies: (i) RFAL, (ii) Deep Subdermal Fractional RF (iii) Simultaneous Fat Destruction and Skin Tightening and (iv) Deep Heating Collagen Remodeling, and developing new technologies. We have a number of new projects and products under development, mainly focusing on additional minimally and non-invasive aesthetic and medical treatments.
Our research and development expenditures for the three months ended March 31, 2019 and 2018 were approximately $1.2 million and $0.9 million, respectively. Our research and development expenditures for the years ended December 31, 2018 and 2017 were approximately $4.2 million and $2.6 million, respectively. We expect to continue to increase our expenditures on research and development.
Intellectual Property
We rely on a combination of patent and trademark laws to protect our intellectual property rights.
Patents and Patent Applications
As of June 30, 2019, we own four issued U.S. patents and one issued Korean patent. As of June 30, 2019, we have filed nine patent applications that are pending in the United States Patent and Trademark

Office. Our issued U.S. patents are projected to expire between 2027 and 2038. These patents and patent applications cover the technologies described herein, and contribute to the protection of our rights to our proprietary technology. Our patents relate to radio frequency (RF) based technology that may be used for minimally invasive aesthetic solutions, such as fat destruction, and fractional skin ablation relating to skin tightening and fat destruction, among others, and cover our existing products. Without these patents, we cannot guarantee that we can prevent others from manufacturing similar products that are covered by our patent rights. We also rely on our issued patents to make, use, sell, and distribute our products. The term of the patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We also rely upon trademarks in various jurisdictions covering the InMode brand and our product lines, as well as upon U.S. copyright law for protection of the software programs associated with our products.
We cannot assure you that patents will issue from any of our pending applications or that, if patents issue, they will be of sufficient scope or strength to provide meaningful protection for our technology. Our policy is to obtain patents and to seek to operate without infringing on the intellectual property rights of third parties. Loss or invalidation of our patents, or a finding of unenforceability or limitation of scope of our patents, could have a material adverse effect on us. The patent position of many inventions in the areas related to our business is highly uncertain, involves many complex legal, factual and technical issues and has recently been the subject of litigation industry-wide. There is no certainty in predicting the breadth of allowable patent claims or the degree of protection afforded under any issued patents.
Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by our patents. Furthermore, numerous U.S. and foreign issued patents and patent applications owned by third parties exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or proprietary technologies may be alleged to infringe. Third parties may also obtain patents that we may need to license from them in order to conduct our business.
It is possible that patents issued to us will be successfully challenged or that patents issued to others may preclude us from commercializing our products under development. Litigation to establish or challenge the validity of patents, to defend against infringement, unenforceability or invalidity claims or to assert infringement, invalidity or unenforceability claims against others, if required, can be lengthy and expensive, and may result in determinations materially adverse to us. We cannot assure you that the products currently marketed or under development by us will not be found to infringe patents issued or licensed to others.
Patent Litigation
We may receive allegations from third parties contending that we are infringing their patents. If such third parties were to commence infringement suits against us, and such third-party patents were found by a court to be valid, enforceable and infringed upon by us, then we could be required to pay damages and/or make royalty payments, and we could also be enjoined from continuing the infringing activity. Depending on the nature of the patent found to be infringed upon by us, a court order requiring us to cease such infringement could have a material adverse effect on us. We might be unable to design-around such patents or continue offering the products or services found to be infringing, or we could suffer other adverse consequences.
In January 2016, Syneron filed a claim with the United States District Court for the Central District of California against our U.S. and Israeli subsidiaries alleging that certain of our products infringed four U.S. patents owned by Syneron. In September 2018, the court granted summary judgment and ruled in our favor on all claims asserted against us related to the intellectual property in dispute. In April 2018, Syneron and Candela Corporation, or Syneron-Candela, filed claims with the International Trade Commission and with Massachusetts General Hospital, or MGH, in the United States District Court for the District of Massachusetts against our U.S. and Israeli subsidiaries, alleging that our fractional RF products infringed two U.S. patents owned by Syneron-Candela and MGH that purport to cover systems and methods for treating skin and arranging electrodes on skin therapy devices. In January 2019, we entered into a settlement agreement with Syneron-Candela and MGH that resolved all patent claims previously in dispute in exchange for a one-time cash payment that we made to Syneron-Candela and MGH in February 2019. As part of such settlement agreement, we entered into a sublicense agreement with Syneron-Candela and MGH that granted us and our affiliates a fully paid non-exclusive, royalty-free worldwide sublicense to practice the patents and applications previously in dispute in the licensed field. The sublicense shall continue until the expiration of the last surviving patent or application granted pursuant to the sublicense agreement.
Although we may try to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, if at all. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages and could prohibit us from using technologies essential to our products, either of which would have a material adverse effect on our business, results of operations and financial condition. See “Risk Factors — Risks Related to Our Intellectual Property — If we are unable to protect our intellectual property rights, our competitive position could be harmed. Our success and ability to compete depends in large part upon our ability to protect our proprietary technology.”
Copyrights, Trademarks and Trade Secrets
The software programs associated with our products are protected by U.S. copyright law.
We also filed for protection available under trademark law. As of June 30, 2019, we own 23 registered trademarks in various jurisdictions outside the United States, including for the marks “InMode” and “RFAL” and certain key product names, in particular, BodyFX, BodyTite, Diolaze, Fractora and Lumecca. We also have 8 pending foreign trademark applications. We also have 14 trademark applications in the United States pending for BodyTite, Contoura by InMode, FaceTite, InMode, Optimas by InMode, Triton by InMode, Votiva by InMode, Triton by InMode, AccuTite, Morpheus, Evolve and Evoke.
We also rely upon know-how and continuing technological innovation, and may pursue licensing opportunities in the future, to develop and maintain our competitive position. We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or term of service.
All professional employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with their services to us. However, there can be no assurance that these confidentiality agreements will be enforceable or that they will provide us with adequate protection.
Competition
Our industry is subject to intense competition, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete against products offered by public companies, including Allergan plc, Cutera Inc., Hologic Inc. and Viveve Medical, Inc., as well as by private companies, such as Sisram Medical Ltd., Syneron and Lumenis Ltd. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc. and Merz Pharma Group. Our products compete against conventional medical products, including Botox, hyaluronic acid injections and collagen injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to laser, light and RF-based technologies. Our products also compete against laser and other light and radio frequency-based products.
Competition among providers of laser and other light and radio frequency-based products for the aesthetic medical market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use laser and other energy-based and alternative technologies. Many of these competitors have significantly greater financial and human resources than we do and have established reputations, greater brand name recognition, broader product lines, and larger customer bases, as well as worldwide distribution channels that are more effective than ours. Additional competitors may enter the market, and we are likely to compete with new companies in the future. Any business combinations or mergers among our competitors that result in larger competitors with greater resources or distribution networks, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, could further result in increased competition.
To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by, these competitors. We expect that competitive pressures may over time result in price reductions and reduced margins for our products.
Other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions that we target or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments.
Government Regulation
Our products and operations are subject to extensive and rigorous regulation by the relevant governmental authorities in the countries where we market and sell or products. These include the FDA, which enforces, among others, the Food, Drug and Cosmetic Act, or FDCA, as well as other similar laws and regulatory bodies worldwide. The Federal Trade Commission, or FTC, also regulates the advertising of our products in the United States. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training and other practices to government scrutiny.
In some jurisdictions, such as the United States, Canada, South Korea and Israel, we must complete an application process with the relevant regulator, which includes submitting the results of clinical trials for their review. In other jurisdictions, such as the European Union and certain countries in Asia, we are required to self-certify that our devices meet the applicable standards (which may include the completion of satisfactory clinical trials) but without the requirement of a formal application with, or review of clinical trials by, the relevant regulatory body.
In addition to the requirements regarding product clearance, many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import and export restrictions on our devices. Each country also has its own tariff regulations, duties and tax requirements. Failure to comply with applicable regulatory requirements may result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.
In the United States, the FDCA and its implementing regulations govern the following activities that we perform and will continue to perform to help ensure that medical products distributed within the United States are safe and effective for their intended uses:
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product design and development;

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product testing;

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product manufacturing;

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product safety;

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product labeling;

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product storage;

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record-keeping;

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premarket clearance or approval;

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advertising and promotion;

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manufacturing and production;

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product sales and distribution;

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import, export and shipping;

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establishment registration and device listing; and

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recalls, field safety corrective actions and post-market surveillance.

Each of our currently marketed products has received 510(k) clearance for the uses for which they are being marketed.
FDA’s Premarket Clearance and Approval Requirements
Unless an exemption applies, each medical devise we wish to commercially distribute in the United States requires 510(k) clearance or premarket approval. The FDA classifies medical devices into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. All of our current products are Class II devices subject to the 510(k) clearance requirements.
Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a premarket approval application, or PMA. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.
510(k) Clearance Pathway
When a 510(k) clearance is required, we must submit a premarket notification demonstrating that our proposed device is “substantially equivalent,” as defined in the statute, to a previously cleared 510(k) device or a device that was in commercial distribution in the United States before May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, for which the FDA has not yet called for the submission of premarket approval applications.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, if the FDA requires additional information, clearance often takes far longer, and clearance is never assured. Although most 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite PMA(s).
Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures.
The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite, Optimas, Votiva, Contoura, Triton and EmbraceRF platforms.
Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
BodyTite	Radiofrequency (RF)	BodyTite 40W	K171593 (10/10/2017) The BodyTite product platform with the BodyTite 40W handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
		BodyTite 20W	K163190 (12/12/2016) The BodyTite product platform with the BodyTite 20W handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
		FaceTite	K151793 (02/19/2016) The BodyTite product platform with the FaceTite handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
		Fractora with 60 Pin Tip	K102461 (06/02/2011) The BodyTite product platform with the Fractora with a 60 pin tip handpiece is indicated for use in dermatological procedures requiring ablation and resurfacing of the skin.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Fractora with 24 Pin Tip	K151273 (01/04/2016)
The BodyTite product platform with the Fractora with a 24 pin tip handpiece is indicated for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.
		Morpheus8	K180189 (06/01/2018) The BodyTite product platform with the Morpheus8 handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and homeostasis.
		AccuTite	K182325 (08/27/2018) The BodyTite product platform with the AccuTite handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
Optimas	RF	Fractora with 60 Pin Tip	K102461 (06/02/2011) The Optimas product platform with the Fractora with a 60 pin tip handpiece is indicated for use in dermatological procedures requiring ablation and resurfacing of the skin.
Fractora with 24 Pin Tip	K151273 (01/04/2016)
The Optimas product platform with the Fractora with a 24 pin tip handpiece is indicated for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.
RF	Forma	K172302 (12/08/2017)
The Optimas product platform with the Forma handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.
	Intense Pulsed Light (IPL)	Lumecca 515 Lumecca 580
K123860 (04/02/2013)
The Optimas product platform with the Lumecca 515 and Lumecca 580 handpieces are indicated for:
•
the treatment of benign pigmented epidermal lesions, including dyschrornia, hyperpigmentation, melasma, ephelides (freckles); and

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications

•
the treatment of benign cutaneous vascular lesions, including port wine stains, facial truncal and leg telangiectasias, rosacea, erythema of rosacea, angiomas and spider angiomas, poikilodenna of civatte, superficial leg veins and venous malformations.

	Laser	DiolazeXL	K170738 (08/07/2017) The Optimas product platform with the DiolazeXL handpiece is indicated for hair removal and permanent hair reduction.
Laser	Vasculaze	K173677 (02/23/2018)
The Optimas product platform with the Vasculaze handpiece is indicated for the treatment of vascular lesions, including angiomas, hemangiomas, telangiectasia, port wine stains, leg veins and other benign vascular lesions.
Votiva	RF	FractoraV	K151273 (01/04/2016) The Votiva product platform with the FractoraV handpiece is indicated for the use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.
FormaV	K153568 (07/12/2016)*
The Votiva product platform with the FormaV handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Contoura	RF	BodyFX
K131362 (10/08/2013)
The Contoura product platform with the BodyFX handpiece is indicated for the treatment of:
•
relief of minor muscle aches and pains, muscle spasms, temporary improvement of blood circulation; and

•
temporary reduction in the appearance of cellulite.

MiniFX
K160329 (08/19/2016)
The Contoura product platform with the MiniFX handpiece is indicated for the treatment of:
•
relief of minor muscle aches and pain, muscle spasms, temporary improvement of local blood circulation; and

•
temporary reduction in the appearance of cellulite.

Plus	K172302 (12/08/2017)
The Contoura product platform with the Plus handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.
Triton	Laser	Triton Duo Light	K180719 (06/14/2018) The Triton product platform with the Triton Duo Light and Triton Duo Dark handpieces are indicated for hair removal and permanent hair reduction.
Triton Duo Dark
EmbraceRF	RF	FaceTite	K151793 (02/19/2016) The EmbraceRF product platform with the FaceTite handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
		Morpheus8	K180189 (06/01/2018) The EmbraceRF product platform with the Morpheus8 handpiece is indicated for the use in dermatological and general surgical procedures for electrocoagulation and homeostasis.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
		AccuTite	K182325 (08/27/2018) The EmbraceRF product platform with the AccuTite handpiece is indicated for the use in dermatological and general surgical procedures for electrocoagulation and homeostasis.

*
In addition to the 510(k) clearance, we also market the FormaV for use with the Votiva platform pursuant to a classification regulation for “genital vibrators for therapeutic use” under 21 C.F.R. 884.5960, which permits “electronically operated devices intended and labeled for therapeutic use in the treatment of sexual dysfunction or as an adjunct to Kegel’s exercise (tightening of the muscles of the pelvic floor to increase muscle tone)” to be marketed without a 510(k) clearance.

Premarket Approval Pathway
A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate the safety and effectiveness of the device to the FDA’s satisfaction.
No device that we have developed has required premarket approval, nor do we currently expect that any future device or indication will require premarket approval.
Pervasive and Continuing Regulation
After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:
•
quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•
clearance or approval of product modifications to 510(k)-cleared or PMA-approved devices that could affect safety or effectiveness;

•
labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

•
advertising and promotion requirements;

•
medical device reporting regulations, which require that manufacturers report to the FDA if their devices may have caused or contributed to deaths or serious injuries or malfunctioned in ways that would likely cause or contribute to deaths or serious injuries if the malfunctions were to recur;

•
medical device correction and removal reporting regulations, which require the manufacturers to report to the FDA corrections and removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•
post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the devices.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, our facilities, records and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR or other applicable regulatory requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the facilities of our manufacturing subcontractors.
We also are regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.
Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:
•
warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

•
unanticipated expenditures, repair, replacement, refunds, recalls, administrative detention or seizure of products;

•
operating restrictions, partial suspension or total shutdown of production;

•
refusing requests for 510(k) clearance or PMAs of new products or new intended uses;

•
withdrawing 510(k) clearance or PMAs that have already been granted; and

•
criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.
We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use, and quality assurance. We believe that we are in compliance with these laws and regulations as currently in effect, and our compliance with such laws will not have a material adverse effect on our capital expenditures, earnings, and competitive and financial position.
Other Healthcare Laws
Although none of our products or procedures using our products are currently covered by any state or federal government healthcare programs, or any private commercial payor, we may be subject to a number of foreign, federal, and state laws and regulations that may restrict our business practices, including, without limitation, anti-kickback, false claims, physician payment transparency and data privacy and security laws. The government has interpreted these laws broadly as they apply to the marketing and sales activities of manufacturers and distributors. Companies targeted in such prosecutions and in civil litigation have paid substantial fines, penalties, and settlements in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, can be excluded from federal health care programs, and have often become subject to consent decrees, settlement agreements or corporate integrity agreements severely restricting the manner in which they conduct their business. Many U.S. states and countries outside the United States have similar fraud and abuse statutes or regulations that may be broader in scope than the U.S. federal laws, and may apply regardless of payor, in addition to items and services reimbursed under government programs.

International Regulations
International manufacturing and sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.
The primary regulatory environment in Europe is that of the European Union, which consists of 28 countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives, and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the essential requirements of the EU Medical Devices Directive (Directive 93/42/EEC) will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the EU Medical Devices Directive and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries that have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country that has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certification are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking.
As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. All manufacturers placing medical devices into the market in the EEA must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the Member States of the EEA, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.
On April 5, 2017, the European Parliament passed the Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable (i.e., without the need for adoption of EEA member state laws implementing them) in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and in vitro diagnostic devices and ensure a high level of safety and health while supporting innovation.
The Medical Devices Regulation will however only become applicable three years after publication. Once applicable, the new regulations will among other things:
•
strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•
establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•
improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•
set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

•
strengthened rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an impact on the way we design and manufacture products and the way we conduct our business in the EEA.
Several member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements.
In Israel, the Israeli Medical Equipment Law, 2012, or the Medical Equipment Law, generally governs the regulatory process and authorizations required for the manufacture, marketing and use of medical and certain aesthetic products in Israel. Under the Medical Equipment Law, we are required to register our products with the Israeli Ministry of Health. The Medical Equipment Law offers a fast-track approval process for devices that received approval from certain non-Israeli regulatory agencies, including FDA clearance or CE marks. The registration process under this fast-track process involves submitting an application to the Israeli Ministry of Health which includes, among other things, documentation confirming receipt of the necessary regulatory approvals, such as 510(k) clearance or CE mark certification. In addition, we must provide details regarding the approval, including the period for which the applicable device was authorized for marketing in the applicable country, registration terms, any limitations, and any instructions given with respect to the labeling and packaging of such device. If approved, the registration of the device in Israel will be valid for the same period that such device was authorized to be marketed in the applicable non-Israeli country (but in any event not more than five years from the date of registration in Israel), and the device will be subject to the terms and conditions imposed by the relevant non-Israeli regulatory agency, if any. We have taken advantage of such fast-track approval in the past. All of our products that we currently sell in Israel are registered with the Israeli Ministry of Health, with registrations expiring between April 30, 2019 and February 28, 2020. We intend to apply for extensions as required to maintain active registrations.
Federal Communications Commission and other governmental agencies governing the use of radio frequency energy
Our products generate and use radio frequency energy and therefore may be subject to technical equipment authorization and other regulatory requirements in the countries and regions where they are marketed or distributed. In the United States, our products are subject to the Federal Communications Commission’s equipment verification procedures, under which the manufacturer is required to determine or verify that the equipment complies with the applicable technical standards and to keep a record of test measurements demonstrating compliance before the equipment can be marketed or sold in the United States. Any modifications to our products may require reverification before we are permitted to market and distribute the modified devices.
We obtain regulatory approvals in countries requiring advance clearance of our products before they are marketed or distributed in those countries. Our failure to comply with the technical, equipment authorization or other regulatory requirements of a specific country or region could impair our ability to commercially market and distribute our products in that country or region.
Data Protection
Our business involves the use, storage and transmission of information about our employees, our customers and, to a certain extent, clients of our customers. In the course of our operations, we may gain access to confidential customer information, including nonpublic personal data. We are bound by certain agreements to use and disclose this information in a manner consistent with the privacy standards under regulations applicable to our customers and are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information. With the recent increase in publicity regarding data breaches resulting in improper dissemination of consumer information, many states have passed laws regulating the actions that a business must take if it experiences a data breach, such as prompt disclosure to affected customers, governmental entities, and the media. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. We intend to protect all personal information and to comply with all applicable laws regarding the protection of such information.
In the European Union, the GDPR imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR provides that EU member states may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs could increase, and harm our business and financial condition. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. To comply with the new data protection rules imposed by GDPR, we may be required to put in place additional mechanisms ensuring compliance.
European data protection law also imposes strict rules on the transfer of personal data out of the European Union, including to the United States. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. In addition, these rules are constantly under scrutiny. We rely on a mixture of mechanisms to transfer personal data from the European Union to the United States, and could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts.
Employees
As of June 30, 2019, we had 209 employees worldwide, across five departments, including five employees on the executive team, seven employees in finance and administration, 147 employees in sales and marketing, 15 employees in research and development and 35 employees in manufacturing and assembly and supply chain. As of June 30, 2019, 138 of our employees are located in the United States and Canada, 50 are located in Israel and the remainder are located in Europe, Asia and Latin America. We believe our employee relations are good. As of December 31, 2018 and 2017, we had 189 and 125 employees worldwide, respectively, including five employees on the executive team for both years ended, six and four employees in finance and administration, respectively, 135 and 84 employees in sales and marketing, respectively, 15 and nine employees in research and development, respectively, and 28 and 23 employees in manufacturing and assembly and supply chain, respectively.
Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and antidiscrimination laws, and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of employees and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans that comply with applicable Israeli legal requirements.

None of our Israeli employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect such matters as length of working hours and week, recuperation pay, travel expenses, and pension rights with respect to our Israeli employees.
All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to confidentiality, noncompetition and assignment to us of intellectual property rights developed in the course of their employment or engagement with us. However, there can be no assurance that these agreements will be enforceable or that they will provide us with adequate protection.
Facilities
We lease our main office, manufacturing and research and development facilities, located in the Industrial Zone in Yokneam, Israel, pursuant to a lease that expires in December 2021. In January 2019, we signed a supplemental lease agreement, expanding our headquarters in Israel by 4,478 square feet. We lease approximately 14,768 square feet in the Israeli facility. Our current monthly rent payment is approximately $25,706.
Our U.S. subsidiary leases a 7,344-square foot facility in Lake Forest, California pursuant to a lease that expires in August 2022 in consideration for a current monthly rent payment of  $9,547.
Our Canadian subsidiary leases a 5,973-square foot facility in Richmond Hill, Ontario pursuant to a lease that expires in June 2022 in consideration for a current monthly rent payment of approximately $5,142.
We believe our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.
Litigation
In January 2016, Syneron filed a claim with the United States District Court in the Central District of California against our U.S. and Israeli subsidiaries, alleging that certain of our products infringed four U.S. patents owned by Syneron that purport to cover systems and methods for treating skin and arranging electrodes on skin therapy devices. In September 2018, the court granted summary judgment and ruled in our favor on all claims asserted against us related to the intellectual property in dispute. Syneron appealed.
In April 2017, Syneron-Candela filed a lawsuit in the United States District Court for the Western District of Tennessee against us and our wholly-owned subsidiaries in Israel and the United States, asserting claims for inducement to breach contract, interference with employment relationships, tortious interference with business and violation of the Tennessee Uniform Trade Secrets Act with respect to four former employees of Syneron-Candela who subsequently accepted employment with us. In January 2018, we reached a settlement whereby, in exchange for the relief of the foregoing claims, we agreed not to hire any employee of Syneron-Candela (which was defined in the settlement agreement as any person who: (i) was employed by Syneron-Candela as of April 1, 2017 or thereafter, (ii) was still employed by Syneron-Candela as of the date of the settlement agreement and (iii) was employed by Syneron-Candela in North America) during the period between the date of the settlement agreement and August 25, 2018. Subsequently, following the entry into the settlement agreement, the claim was dismissed with prejudice.
In May 2017, Cynosure filed a claim with the United States District Court for the Southern District of Texas (Houston) against us and our U.S. subsidiary, claiming that we unlawfully solicited certain former Cynosure employees, misappropriated Cynosure’s trade secrets, and aided and abetted the employees’ breach of their fiduciary duties to Cynosure. We reached a settlement in February 2018 whereby in exchange for the relief of the foregoing claims, we agreed (i) to pay Cynosure an amount of  $47,500, (ii) not to solicit, directly or indirectly, for a period of 10 months from executing the settlement agreement, any employee of Cynosure or Hologic Inc., the parent company of Cynosure, employed in North America during the said ten-month period, to accept employment with us and (iii) to apply certain search terms provided by Cynosure on the documents and materials in the email accounts of the relevant former employees of Cynosure in order to retrieve sensitive information of Cynosure and destroy such information. Subsequently, following the reaching of the settlement agreement, the claim was dismissed with prejudice.

In April 2018, Syneron-Candela filed claims with the International Trade Commission and with MGH, in United States District Court for the District of Massachusetts against our U.S. and Israeli subsidiaries, alleging that our fractional RF products infringed two U.S. patents owned by Syneron-Candela that purport to cover systems and methods for treating skin and arranging electrodes on skin therapy devices. In January 2019, we entered into a settlement agreement with Syneron-Candela and MGH that resolved all patent claims previously in dispute in exchange for a one-time cash payment that we made to Syneron-Candela and MGH in February 2019. As part of the settlement agreement, we entered into a sublicense agreement with Syneron-Candela and MGH that granted us and our affiliates a fully paid non-exclusive, royalty-free worldwide sublicense to practice the patents and applications previously in dispute in the licensed field. The sublicense shall continue until the expiration of the last surviving patent or application granted pursuant to the sublicense agreement.
We may be party from time to time to various other lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results.

MANAGEMENT
Executive Officers, Directors and Director Nominees
The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus.
Name	Age	Position
Executive Officers
Moshe Mizrahy	66	Chief Executive Officer and Chairman of Board of Directors
Yair Malca	41	Chief Financial Officer
Dr. Michael Kreindel	52	Chief Technology Officer and Director Nominee
Shakil Lakhani	35	President, North America
Dr. Spero Theodorou, M.D.	47	Chief Medical Officer
Non-Employee Directors
Dr. Hadar Ron, M.D.(1)(2)	60	Director Nominee
Bruce Mann(1)(2)	84	Director Nominee
Dr. Michael Anghel(1)(2)	80	Director Nominee

(1)
Member of Audit Committee

(2)
Member of Compensation, Nominating and Corporate Governance Committee

A brief biography of each person who serves as an executive officer and/or director or director nominee of our Company is set forth below:
Moshe Mizrahy.   Moshe Mizrahy co-founded the Company in 2008 and has been our Chief Executive Officer and Chairman of the board of directors since inception. Prior to that, Mr. Mizrahy was co-founder and chief executive officer of Syneron Medical Ltd., a medical aesthetic device company based in Israel. Mr. Mizrahy was also the former chief executive officer of Home Skinovations Ltd., an international medical aesthetic consumer devices company active in the home use market, and is currently the chairman of its board since 2007. In addition to Home Skinovations Ltd., Mr. Mizrahy currently sits on the board of directors of the following companies: SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., Easy-Lap Ltd, O.B.-Tools Ltd., Urifer Ltd., Easy Notes Ltd., Escape Rescue Systems Ltd., New Forest Wood Products (2012) Ltd., M.N. Business Strategy Ltd., Silk’n Cure Ltd., Himalaya Family Office Advising Ltd. and Polimer Logistics (Israel) Ltd. Mr. Mizrahy has a B.S. in Engineering from the Tel Aviv University and an MBA from Pace University, New York.
Yair Malca.    Yair Malca has served as our Chief Financial Officer since 2017. In his previous role, Mr. Malca was the Director of Finance for Jazz Semiconductor, Inc., a developer of integrated circuits and semiconductors, from 2013 to 2017. Before that, he served as the controller of Syneron from 2008 to 2013, as assistant controller of EZchip Semiconductor, a provider of network processors, from 2007 to 2008, as subsidiary controller of Bermad, a provider of hydraulic control valves, from 2005 to 2007, and began his career in public accounting at Ernst & Young from 2002 to 2005. Mr. Malca holds a B.A. in Accounting and Economics from Haifa University and an MBA from Tel Aviv University, and is a Certified Public Accountant in Israel.
Dr. Michael Kreindel.   Dr. Michael Kreindel co-founded the Company in 2008 and has served as our Chief Technology Officer since inception. Dr. Kreindel will serve as a director upon the effectiveness of the registration statement of which this prospectus forms a part. He previously was a co-founder of, and served as CTO of, Syneron Medical Ltd. from 2001 to 2007. Dr. Kreindel has a Ph.D. in physics and mathematics, and also graduated as an engineer and physicist in experimental and theoretical nuclear physics from Ural Politechnical Institute, Russia.

Shakil Lakhani.   Shakil Lakhani has served as the President of InMode’s North America division since 2017. Prior to becoming the President of North America for the Company in August 2017, Mr. Lakhani was previously the Executive Vice President of Sales for North America since February 2017, where he managed all sales operations and established a new distribution strategy. He graduated with a B.A. from the University of Waterloo, and in 2006 he shifted career paths and moved into the technology space by joining Cynosure. He has held multiple roles at various levels at Cynosure, including Director of Sales from September 2013 through January 2017.
Dr. Spero Theodorou, M.D.   Dr. Spero Theodorou is the Company’s Chief Medical Officer and is responsible for the development of all of the Company’s procedures, clinical studies and training. Dr. Theodorou received his training in plastic and reconstructive surgery at Rush Presbyterian St. Luke’s Medical Center at Rush University in Chicago, Illinois from 2001 to 2003. Upon completion, he underwent an additional year of training in cosmetic plastic surgery at the Manhattan Eye, Ear and Throat Hospital’s (MEETH) Aesthetic Plastic Surgery Fellowship Program affiliated with Hofstra University from 2003 to 2004. Dr. Theodorou is presently on the teaching faculty at MEETH and at the American Society of Aesthetic Plastic Surgery (ASAPS) where he instructs plastic surgeons on the latest advancements in body contouring surgery. He holds an academic appointment as Clinical Assistant Professor of Surgery at Zucker school of Medicine, Hofstra University and is the founder and Surgical Director of bodySCULPT® since November 2007, which is an American Association for Accreditation of Ambulatory Surgery Facilities (AAAASF)-accredited plastic surgery practice in Manhattan, New York.
Dr. Hadar Ron, M.D.   Dr. Hadar Ron will serve as a director upon the effectiveness of the registration statement of which this prospectus forms a part. Since 2000, Dr. Ron has been the founding and managing partner of Israel Healthcare Ventures Ltd., or IHCV, an Israeli life science venture capital fund. Dr. Ron also sits on the board of IHCV since January 2002. Dr. Ron serves as a chairperson of SupPlant, an Israeli agri-tech company, and G.I. View Ltd., a medical device company specializing in colorectal screenings, and as a board member of the following medical companies: Home Skinovations Ltd., SipNose Ltd., Pet Novations Ltd., Peri-Ness Technologies Ltd., Easy-Lap Ltd., O.G.D.H. Ltd., OrSense Ltd., Gamida Cell Ltd. and NanoPass Technologies Ltd. In addition, Dr. Ron serves as a member of the advisory board of the Momentum Fund Tech Transfer of Tel Aviv University and is the chairperson of the scientific advisory board of Social Finance Israel’s Social Impact Bond for the prevention of diabetes and colon cancer. Dr. Ron is a physician and attorney by education. She holds MD and LLB degrees from Tel Aviv University and has studied at the School of Business Administration at Tel Aviv University.
Bruce Mann.   Mr. Bruce Mann will serve as a director upon the effectiveness of the registration statement of which this prospectus forms a part. Bruce Mann is an independent advisor and consultant on corporate governance, corporate law, and capital markets matters, primarily for emerging technology companies. He was a senior partner, partner, or senior of counsel of Morrison & Foerster LLP for 30 years prior to his retirement in 2017. Mr. Mann has been a Governor-at-Large of the National Association of Securities Dealers (NASD) and a member of the New York Stock Exchange Legal Advisory Committee. He has held numerous positions in the American Bar Association, including chairing the Senior Lawyers Division, the Federal Regulation of Securities Committee and the Venture Capital and Private Equity Committee of the ABA Business Law Section. Mr. Mann holds a BBA from the University of Wisconsin and a JD from the University of Wisconsin Law School.
Dr. Michael Anghel.   Dr. Michael Anghel will serve as a director upon the effectiveness of the registration statement of which this prospectus forms a part. Dr. Anghel has served on the board of directors of BiolineRx Ltd. (Nasdaq:BLRX) since 2010 and on Bioline’s Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He currently serves on the board of directors of Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and BiolineRx Ltd. (Nasdaq:BLRX). Until recently, he served as the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business

Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an MBA and Ph.D. in Finance from Columbia University, New York.
Corporate Governance Practices
Companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under the Companies Law and are required to comply with various corporate governance requirements relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we intend to utilize), and a requirement to have an internal auditor. This is the case even if our ordinary shares are not listed on the Tel Aviv Stock Exchange, which our ordinary shares are not expected to be. These requirements are in addition to the corporate governance requirements imposed by Nasdaq rules and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our ordinary shares on Nasdaq. Under Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of Nasdaq rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.
We intend to rely on this “home country practice exemption” with respect to the following Nasdaq requirements:
Quorum.   As permitted under the Companies Law and pursuant to our amended and restated articles of association, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting rights in the Company (and in an adjourned meeting, with some exceptions, at least two shareholders holding any number of the voting rights in the Company), instead of 33 1∕3% of the issued share capital required under Nasdaq rules.
Nomination of Directors.   Our directors are elected through a staggered board mechanism. See “— Board Practices — Board of Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself or a duly authorized committee thereof, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under Nasdaq rules.
Proxy Statements.   We will not be required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. Israeli corporate law does not have a regulatory regime for the solicitation of proxies. We intend to provide notice convening an annual general meeting, including an agenda and other relevant documents.
Shareholder Approval.   We will not be required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated articles of association and the Companies Law, our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.
Executive Sessions.   We will not be required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding regularly scheduled meetings at which only independent directors are present.
Other than as stated above, we currently intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq’s listing standards.

We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters.
Board Practices
Board of Directors
Under the Companies Law, our board of directors is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the consultancy agreement that we have entered into with him. All other executive officers who are not directors are appointed by our Chief Executive Officer, and are subject to the terms of any applicable employment or consultancy agreements that we may enter into with each of them.
Under our amended and restated articles of association, our board of directors must consist of at least three directors and not more than seven directors. Our board of directors will consist of five directors upon the effectiveness of the registration statement of which this prospectus forms a part. Our directors will be elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting (excluding abstentions). Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting the term of office of only one class of directors will expire. Each director holds office until the third annual general meeting of our shareholders, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below.
Our directors will be divided among three classes as follows: the Class I director, consisting of Dr. Hadar Ron, will hold office until our annual general meeting of shareholders to be held in 2020; the Class II directors, consisting of Dr. Michael Anghel and Mr. Bruce Mann, will hold office until our annual general meeting of shareholders to be held in 2021; and the Class III directors, consisting of Mr. Moshe Mizrahy and Dr. Michael Kreindel, will hold office until our annual general meeting of shareholders to be held in 2022.
The provisions of our amended and restated articles of association relating to the number of directors, staggered board and election and removal of a director from office prior to the lapse of their tenure may be changed only by a resolution adopted by two-thirds of our ordinary shares voting on the proposed change.
Under the Companies Law, our board of directors is required to employ independent judgment and discretion when voting, and is prohibited from entering into any voting arrangements with respect to actions taken at meetings of the board. Further, the Companies Law provides that in the event a director learns about an alleged breach of law or improper conduct of business relating to a company matter, said director must promptly take action to summon a meeting of the board of directors to address any such breach.
In accordance with the exemptions available to foreign private issuers under Nasdaq rules, we do not intend to follow the requirements of Nasdaq rules with regard to the process of nominating directors. Instead, we intend to follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.
In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, including filling empty board seats up to the maximum number of directors permitted under our amended and restated articles of association, for a term of office equal to the remaining period of the term of office of each director whose office has been vacated. Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office even if they do not constitute a quorum (subject to the limitation on the number of directors and their qualifications). A director so appointed will hold office until the next applicable annual general meeting of our shareholders in which such director’s class is to be replaced.
Directors may be removed from office by a resolution at a general meeting of shareholders adopted by holders of two-thirds of our ordinary shares voting on the proposed removal, provided that the director being removed from office is given a reasonable opportunity to state his or her case before the general meeting, or under other circumstances set forth in our amended and restated articles of association. If a director is removed from office as set forth above, the general meeting will be entitled, in the same session, to elect another director in his or her place subject to the maximum number of directors permitted as stated above. Should it fail to do so, the board of directors will be entitled to do so. Any director who is appointed in this manner will serve in office for the remainder of the removed director’s term in office, and will be eligible for re-election.
Under the Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications, voting requirements and other provisions would be applicable. We would also be required to include one such external director on each of our board committees.
However, under regulations promulgated under the Companies Law, Israeli companies whose shares are traded on stock exchanges such as Nasdaq that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors (provided that in the event that upon the appointment of a certain director all members of the board of directors of the company are from one and the same gender only, a director from the opposite gender will be appointed). As we do not have a controlling shareholder, we intend to comply with the requirements of Nasdaq with respect to the composition of our board and such committees, and therefore we will be exempt from the Companies Law requirements with respect thereto, including the appointment of external directors.
Leadership Structure of the Board
In accordance with the Companies Law and our amended and restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Mr. Moshe Mizrahy currently serves as the Chairman of our board of directors.
Under the Companies Law, the chairman of the board of directors or his relatives cannot be vested with the authority of the chief executive officer of a company, without the approval of a special majority of such company’s shareholders. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. The shareholders’ special majority consists of a majority vote of the shares present and voting at a shareholders meeting, provided that either:
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such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in approving such resolution that are voted at the meeting, excluding abstentions; or

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the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest against approving such resolution does not exceed 2% of the aggregate voting rights in the company.

Our shareholders have duly approved Mr. Moshe Mizrahy serving as both our Chief Executive Officer and Chairman of our board of directors and such approval will be valid for a period of five years following the effectiveness of the registration statement of which this prospectus forms a part. The Companies Law also prohibits a direct or indirect subordinate to the chief executive officer of a company from serving as the chairman of such company’s board of directors.

Committees of the Board of Directors
Under the Companies Law and our amended and restated articles of association, our board of directors is permitted to form committees, and to delegate to any such committee powers allotted to the board of directors, subject to certain exceptions. In general, the board of directors may overturn a resolution adopted by a committee it has formed;, however, the board’s decision shall not affect the ability of third parties, who were not aware of such decision, to rely on the committee’s resolution prior to the time it is overturned. Only members of the board of directors can be members of a board committee, unless the committee is solely advisory.
Audit Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Dr. Michael Anghel, Dr. Hadar Ron and Mr. Bruce Mann. Dr. Anghel will serve as chairperson of the audit committee.
Israeli Companies Law Requirements
Under the Companies Law, we will be required to appoint an audit committee following the closing of this offering.
Nasdaq Listing Requirements
Under Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.
All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Dr. Michael Anghel is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by Nasdaq rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under Nasdaq rules.
Audit Committee Role
Our audit committee charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and Nasdaq rules, as well as the requirements for such committee under the Companies Law, including the following:
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oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

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recommending the engagement or termination of the person filling the office of our internal auditor; and

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recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

Under the Companies Law, our audit committee is responsible for:
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determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

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determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Companies Law) (see “— Approval of Related Party Transactions under Israeli Law —  Office Holders”);

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establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

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where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

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examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;

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examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

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establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Compensation, Nominating and Governance Committee and Compensation Policy
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation, nominating and corporate governance committee. The members of this committee will be Mr. Bruce Mann, Dr. Michael Anghel and Dr. Hadar Ron. Mr. Mann will serve as chairperson of the committee.
Israeli Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The duties of the compensation, nominating and corporate governance committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders (as defined in the Companies Law), to which we refer as a compensation policy. The term “office holder” is defined under the Companies Law as a chief executive officer (referred to in the Companies Law as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. That policy must be adopted by our board of directors, after considering the recommendations of the compensation, nominating and corporate governance committee, and will need to be approved by our shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the ordinary shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.
Even if our shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy if and to the extent the compensation committee and the board determine, in its judgment following internal discussions and after reconsidering the compensation policy, that approval of the compensation policy is in the best interests of the company.

Pursuant to regulations promulgated under the Companies Law, if a company adopts a compensation policy in advance of its initial public offering and describes it in its prospectus, then the compensation policy shall be deemed a validly adopted policy and will remain in effect for a term of five years from the date the company becomes a public company. Our compensation policy will be approved by our shareholders prior to the effectiveness of the registration statement of which this prospectus forms a part and, in accordance with the regulations promulgated under the Companies Law, will be in effect for a period of five years from the effectiveness of the registration statement of which this prospectus forms a part. The compensation policy will be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.
The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s long-term objectives, business plan and policies, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:
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the education, skills, expertise and accomplishments of the relevant office holder;

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the office holder’s roles and responsibilities and prior compensation agreements with him or her;

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the relationship between the terms offered and the average compensation of the company’s personnel, including those employed through outsourcing firms;

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the impact of disparities in salary upon work relationships in the company;

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the possibility of reducing variable compensation at the discretion of the board of directors;

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the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

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as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:
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the link between variable compensation and long-term performance and measurable criteria;

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the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

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the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was restated in the company’s financial statements;

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the minimum holding or vesting period for variable, equity-based compensation while referring to an appropriate long-term perspective based incentives; and

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maximum limits for retirement payments.

Our compensation policy, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, is designed to promote retention and motivation of directors and executive officers. Additionally, our compensation policy is designed to align the interests of our directors and executive officers with our long-term performance and will serve as a risk management tool. Under our compensation policy, a portion of an executive officer’s compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. Our compensation policy also includes measures designed to reduce an executive officer’s incentives to take excessive risks that may harm us in the long term. Such measures include limits on the value of cash bonuses and equity-based compensation for executive officers, limits on the ratio between an executive officer’s variable and total compensation, and minimum vesting periods for equity-based compensation.
Our compensation policy takes into account an executive officer’s individual characteristics, such as his or her respective position, educational background, scope of responsibilities and contributions to the attainment of our goals, as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees.
Pursuant to our compensation policy, compensation that may be granted to an executive officer may include base salary, an annual bonus, other cash bonuses (such as a signing bonus or special bonus for special achievements, such as an outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement compensation and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.
An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers (excluding our chief executive officer) will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and is subject to minimum thresholds. The annual cash bonus that may be granted to executive officers (excluding our chief executive officer) may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by our compensation committee and, if required by law, by our board of directors.
The performance-measurable objectives of our chief executive officer will be determined annually by our compensation committee and board of directors. Such objectives will include the weight assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.
Under our compensation policy, equity-based compensation for executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining such person’s annual cash bonus; namely, to enhance the alignment between such person’s interests with the company’s long-term interests and those of our shareholders and to strengthen the retention and motivation of such persons in the medium to long term.
Our compensation policy provides for executive officer’s compensation to be in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and will be individually determined and awarded based on the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
In addition, our compensation policy contains compensation recovery provisions that allow the company, under certain conditions, to recover bonuses paid in excess. Moreover, the compensation policy enables our chief executive officer to approve immaterial changes to the terms of an executive officer’s employment (provided that the changes of the terms of employment are in accordance our compensation policy) and allows the company to exculpate, indemnify and insure our executive officers and directors subject to certain limitations.
Our compensation policy also provides for compensation for the members of our board of directors to be determined either (i) in accordance with the amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Compensation, Nominating and Corporate Governance Committee Roles
The compensation, nominating and corporate governance committee is responsible for (i) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (ii) undertaking duties related to the compensation policy and to the compensation of our office holders, including:
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recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than five years from the company’s initial public offering, or otherwise three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur five years from the company’s initial public offering, or otherwise every three years);

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recommending to the board of directors periodic updates to the compensation policy;

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assessing implementation of the compensation policy;

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determining whether to approve the terms of compensation of certain office holders which, according to the Companies Law, require the committee’s approval; and

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determining whether the compensation terms of a candidate for the position of the chief executive officer of the company needs to be brought to approval of the shareholders according to the Companies Law.

Our compensation, nominating and corporate governance charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, sets forth the responsibilities of the compensation, nominating and corporate governance committee, which include:
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the responsibilities set forth in the compensation policy;

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reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

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reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation, nominating and corporate governance committee is responsible for:
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overseeing our corporate governance functions on behalf of the board;

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making recommendations to the board regarding corporate governance issues;

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identifying and evaluating candidates to serve as our directors consistent with the criteria approved by the board;

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reviewing and evaluating the performance of the board;

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serving as a focal point for communication between director candidates, non-committee directors and our management;

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selecting or recommending to the board for selection candidates to the board; and

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making other recommendations to the board regarding affairs relating to our directors.

Disclosure of Compensation of Executive Officers and Directors
For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and other three most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law will require us, once we are a public company, to disclose the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. In accordance with such regulations, we intend to commence providing such disclosure, at the latest, in the proxy statement for our first annual general meeting of shareholders following this offering, which will be furnished under cover of a Form 6-K and we may elect to provide such information at an earlier date. This disclosure will not be as extensive as that required of a U.S. domestic issuer.
For the three months ended March 31, 2019 and for the year ended December 31, 2018, we paid an aggregate of approximately $0.8 million and $2.8 million, respectively, in cash and benefits to our executive officers. We do not pay our non-executive directors. For share incentive grants to our officers and directors, see “— Employee Benefit Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Internal Auditor
Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:
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a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

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a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

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an office holder (including a director) of the company (or a relative thereof); or

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a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submit such plan to the board of directors or the audit committee for their approval. We intend to appoint an internal auditor following the closing of this offering.
Code of Business Conduct and Ethics
We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.inmodemd.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.
Employment and Consulting Agreements
We have entered into employment or consulting agreements with all of our executive officers and key employees. These agreements contain standard provisions for a company in our industry regarding non-solicitation, confidentiality of information, non-competition and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than mandatory severance payments and payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. The agreements are terminable by us at will, subject to prior notice, which varies for each individual.
Employee Benefit Plans
2008 Plans
On January 30, 2008, our board of directors adopted the 2008 Israeli Option Plan, or 2008 Israeli Plan, pursuant to the Companies Law and Section 102 of the Israeli Income Tax Ordinance, 1961, or the Tax Ordinance, allowing us to grant options to purchase our ordinary shares to our and our current and future affiliates’ Israeli employees, officers, directors, consultants and service providers. Under Israeli law, no shareholder approval was required to approve the 2008 Israeli Plan.
On January 30, 2008, concurrently with the adoption of the 2008 Israeli Plan, our board of directors also adopted the 2008 Rest of the World Options Plan, or 2008 ROW Plan, allowing us to grant options to purchase our ordinary shares to our and our current and future affiliates’ non-Israeli employees, consultants and service providers. The 2008 ROW Plan was approved by our shareholders on March 16, 2008.
Options granted under the 2008 Israeli Plan and 2008 ROW Plan generally vest over a period of three years, but shorter or longer vesting schedules have been set. Any option that is canceled or forfeited before expiration of its vesting period was available for future grants until the expiration of these plans in January 2018. Since that date, shares underlying any option that is canceled or forfeited under these plans return to the authorized and un-issued share capital of the company. Additionally, options under the 2008 Israeli Plan and 2008 ROW Plan generally expire seven years after the initial grant date, unless extended by the board of directors. Our board of directors has previously extended the expiration period of certain options prior to their original expiration date. Under the 2008 Israeli Plan, as of June 30, 2019, we have granted options to purchase a total of 1,045,000 ordinary shares, of which 14,000 ordinary shares have been issued upon the exercise of such options. Under the 2008 ROW Plan, as of June 30, 2019, we have granted options to purchase a total of 4,281,992 ordinary shares, of which 481,367 ordinary shares have been issued upon the exercise of such options. For more information, see Note 10 to our consolidated financial statements included elsewhere in this prospectus.
The following table sets forth, as of June 30, 2019, the total number of ordinary shares issuable upon exercise of the options granted to each of our executive officers under the 2008 Israeli Plan and 2008 ROW Plan, the exercise price of such options, the date of grant and the date of expiration.
Name	Number of Options	Exercise Price	Date of Grant	Expiration Date
Yair Malca	70,000	$1.00	6/1/2017	6/1/2024
Shakil Lakhani	500,000	$1.00	2/16/2017	2/16/2024
	109,500	$1.00	6/1/2017	6/1/2024
Dr. Spero Theodorou	2,500	$1.00	4/15/2010	3/31/2022
	70,000	$1.00	1/26/2011	3/31/2022
	15,000	$1.00	4/4/2012	4/4/2024
	177,000	$1.00	6/1/2017	6/1/2024
Develia Limited, a company controlled by Dr. Spero Theodorou	50,000	$1.00	8/29/2016	8/29/2023
	15,500	$1.00	2/16/2017	2/16/2024
	53,500	$1.00	6/1/2017	6/1/2024
The options above are fully vested as of June 30, 2019.

Israeli tax law allows us to choose from among three alternative sets of tax treatment for our 2008 Israeli Plan and for future plans. In approving the 2008 Israeli Plan, our board of directors selected the capital gains tax treatment under Section 102 of the Tax Ordinance described below for grants to Israeli employees and other office holders, including directors. In accordance with the capital gains tax treatment under Section 102 of the Tax Ordinance, the 2008 Israeli Plan allowed for beneficial tax treatment for options issued through a trustee to Israeli employees and other office holders, including directors, provided that options granted thereunder or, upon their exercise, the underlying ordinary shares, are held by a trustee for at least two years following the date of the option grant. Under Section 102 of the Tax Ordinance, Israeli employees and other office holders, including directors, are (i) entitled to defer any taxable event with respect to the options until the underlying ordinary shares are sold or withdrawn from the trust, and (ii) subject to capital gains tax of 25% on the sale of the underlying ordinary shares. In addition, we may not recognize expenses pertaining to the options for Israeli tax purposes.
Under the 2008 ROW Plan, we were able to grant our non-Israeli employees, officers, directors, consultants and service providers options to purchase our ordinary shares. The 2008 ROW Plan did not allow favorable tax treatment for our U.S., Canadian and other non-Israeli directors, officers, employees and consultants.
The 2008 Israeli Plan and the 2008 ROW Plan expired in January 2018 and additional grants may not be made thereunder; however, options granted under such plans prior to their expiration remain valid following such expiration.
2018 Incentive Plan
Our board of directors has adopted on June 17, 2018, a new Incentive Plan, or the 2018 Incentive Plan, allowing us to grant options to purchase our ordinary shares, restricted shares or other awards to our and our current and future affiliates’ Israeli and other non-U.S. employees, officers, directors, consultants and service providers. In approving the 2018 Incentive Plan, our board of directors selected the capital gains tax treatment described above for grants to Israeli employees and other office holders, including directors, under the 2018 Incentive Plan. The 2018 Incentive Plan also includes as an appendix a sub-plan, or the U.S. Sub-Plan, allowing us to grant options to purchase our ordinary shares, restricted shares or other incentive awards to our and our current and future affiliates’ U.S. employees, officers, directors, consultants and service providers.
Under the 2018 Incentive Plan, as of June 30, 2019, we have granted options to purchase a total of 502,100 ordinary shares, of which no ordinary shares have been issued upon exercise of such options.
The following table sets forth, as of June 30, 2019, the total number of ordinary shares issuable upon exercise of the options granted to each of our executive officers under the 2018 Incentive Plan, the exercise price of such options, the grant date and the expiration date.
Name	Number of Options	Exercise Price	Date of Grant	Expiration Date
Yair Malca	20,000	$11.30	9/17/2018	9/17/2025
	20,000	$13.40	1/07/2019	9/17/2026
Dr. Spero Theodorou	30,000	$11.30	9/17/2018	9/17/2025
	50,000	$13.40	1/07/2019	1/07/2026
Shakil Lakhani	50,000	$13.40	1/07/2019	1/07/2026
As of June 30, 2019, 97,500 options have vested.
Up to 1,000,000 of our authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. Upon adoption of the 2018 Incentive Plan, our board of directors has resolved that the number of reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan, shall automatically increase on an annual basis in such manner that on the first business day of each calendar year beginning in 2019 such number of reserved ordinary shares equal to the lesser of  (i) 800,000 ordinary shares, (ii) three percent (3%) of the number of ordinary shares outstanding as of such date, or (iii) a lesser number of ordinary shares determined by the board of directors, will be added to the reserved authorized and unissued ordinary shares of the company for issuance of awards pursuant to the 2018 Incentive Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors or the compensation committee.
The following paragraphs summarize the terms of the 2018 Incentive Plan:
Plan Administration.   Our board of directors or the compensation committee acts as the plan administrator.
Types of Awards.   The 2018 Incentive Plan permits grants of options, ordinary shares, restricted stock or restricted stock units.
Exercise Period.   Options granted under the 2018 Incentive Plan are exercisable for a period of seven years following the date of grant, unless otherwise determined by our board of directors or our compensation committee.
Exercise Price.   Our board of directors or compensation committee has discretion in determining the exercise price of awards, subject to certain limitations. The 2018 Incentive Plan provides procedures for the cashless exercise of options.
Transactions.   The 2018 Incentive Plan provides that in the event of a “Transaction” (which is defined as (i) a merger, acquisition or consolidation of the Company with one or more other entities in which the Company is not the surviving entity; or (ii) a sale or other disposition of all or substantially all, as determined by our board of directors in its discretion, of the outstanding ordinary shares of the Company; or (iii) a sale or other disposition of all or substantially all, as determined by our board of directors in its discretion, of the consolidated assets of the Company and its affiliates), if the unexercised awards then outstanding under the 2018 Incentive Plan are assumed or substituted for securities of the successor company pursuant to the Transaction, then the board of directors or compensation committee, in their sole discretion and subject to applicable laws, may adjust the exercise price and number and type of shares of such unexercised awards to reflect such assumption and/or substitution. All other terms and conditions of the award agreements shall remain unchanged, including but not limited to the vesting period. The 2018 Incentive Plan further provides that our board of directors shall have full power and authority to determine that all outstanding awards shall terminate and cease to be outstanding, except to the extent assumed or substituted as aforesaid. In the event that awards are not assumed or substituted by the successor company, our board of directors may provide the participant the right to exercise the vested awards under such terms and conditions as our board of directors shall determine prior to the Transaction. In addition, our 2018 Incentive Plan further provides that, subject to any applicable law, our board of directors or our compensation committee shall have full power and authority to determine that in certain option awards there shall be a clause providing different provisions with respect to the vesting period of awards underlying such award agreement or any portion thereof in the event of a Transaction.
Termination.   The 2018 Incentive Plan provides that in the event of a participant’s termination of services as an employee, director, consultant or contractor of the Company and/or its subsidiaries, other than by reason of such participant’s death or disability or due to termination for cause, all awards which are vested upon the date of termination shall be exercisable during a period of 90 days from the date of termination, unless otherwise determined by our board of directors or our compensation committee. All awards that are not vested upon the date of termination shall terminate immediately. The participant shall forfeit any ordinary shares acquired pursuant to an award of restricted stock that remains unvested as of the date of termination.
Plan Term.   Unless terminated earlier, the 2018 Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Approval of Related Party Transactions under Israeli Law
Office Holders
The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table above under “— Executive Officers, Directors and Director Nominees” who is engaged by us is, or upon the effectiveness of the registration statement of which this prospectus forms a part will be, an office holder under the Companies Law.
Fiduciary duties.   An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder, among other things, to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions. We may approve an act specified above which would otherwise constitute a breach of an office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the Company, and the office holder discloses his or her personal interest in a timely manner before the date for discussion of approval of such act.
Disclosure of personal interest.   The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related documents and material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the chief executive officer. “Personal interest” does not apply to a personal interest stemming merely from one’s ownership of shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether or not the discretion of how to vote lies with the person voting.
The office holder must make the disclosure of his personal interest promptly and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty to disclose such information does not apply if the personal interest of the office holder derives solely from the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant, sibling or parent, and the spouse of any of the foregoing.
Approvals of related party transactions.   The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise and provided that the transaction is in the company’s interest and is performed by the office holder in good faith. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under certain circumstances, shareholder approval may also be required. Generally, a director (and any person in general) who has a personal interest in an extraordinary transaction that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee, as the case may be, also has a personal interest in the matter then, in such event, all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required for the approval of such transaction. See “Approval of Related Party Transactions under Israeli Law — Office Holders — Approval of office holders’ compensation.”
Approval of office holders’ compensation.   The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director generally requires approval first by our compensation committee, then by our board of directors. If the compensation arrangement or undertaking to indemnify or insure is inconsistent with our compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then the arrangement is further subject to a Special Majority Approval for Compensation. If the shareholders of a company do not approve the compensation terms of office holders at a meeting of the shareholders, other than directors, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by simple majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.
Controlling Shareholders
The Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.
Approval of the audit committee or the compensation committee (with respect to compensation arrangements) as the case may be, the board of directors and our shareholders is required for:
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extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest; and

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transactions for the provision of services, whether directly or indirectly, by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:
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at least a majority of the shares held by the shareholders who have no personal interest in the transaction and are present and voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

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the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 2% of the aggregate voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years, and under certain conditions, five years from a company’s initial public offering, requires the abovementioned approval at the end of such period; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.
Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors or other office holders, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain conditions.

Shareholder Duties
Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:
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an amendment to the articles of association;

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an increase in the company’s authorized share capital;

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a merger; or

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approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has another power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions.
Exculpation, Indemnification and Insurance of Directors and Officers
Our amended and restated articles of association allow us to indemnify, exculpate and insure our office holders, either pursuant to an undertaking made in advance of an event or following an event, to the fullest extent permitted by the Companies Law, the Israeli Securities Law, 1968, or the Securities Law, and the Economic Competition Law, 1988, or the Economic Competition Law, in respect of liabilities, payments and expenses incurred for acts performed and omissions committed as an office holder. Our articles of association also allow us to exculpate, insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.
Under the Companies Law, the Securities Law and the Economic Competition Law, a company may indemnify an office holder against the following liabilities, payments and expenses incurred in his or her capacity as an office holder, either in advance of the act or following the act, provided its articles of association authorize such indemnification:
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a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitration award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

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reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment was filed against such office holder as a result of such investigation or proceeding, and (b) no financial liability was imposed upon him or her as a substitute for a criminal proceeding against them as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that did not require proof of criminal intent; and (ii) in connection with a monetary sanction;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent;

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expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Economic Competition Law;

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a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) of the Securities Law;

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expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

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any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to Chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to Prevent Procedures or Interruption of Procedures Subject to Conditions) of the Securities Law.
Under the Companies Law, the Securities Law and the Economic Competition Law, a company may obtain insurance for an office holder against the following liabilities incurred in his or her capacity as an office holder, to the extent provided in the company’s articles of association:
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a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

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a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

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a financial liability imposed on the office holder in favor of a third party;

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expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Economic Competition Law;

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a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

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expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or part, for damages caused to the company as a result of a breach of the duty of care, but only if a provision authorizing such exculpation is included in its articles of association. A company may not exculpate in advance a director from liability arising out of a breach of a duty of care with respect to a distribution.
Under the Companies Law, however, a company may not indemnify, exculpate or insure an office holder against any of the following:
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a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

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a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

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an act or omission committed with intent to derive illegal personal benefit; or

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a fine, civil fine, monetary sanction or forfeit levied against the office holder.

The Securities Law and the Economic Competition Law also provide certain limitations on the ability of a company to indemnify, exculpate and insure office holders.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to obtain directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by applicable law. In addition, prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into agreements with each of our directors (including our director nominees) and executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. Such indemnification will be in addition to any amounts available under our directors’ and office holders’ liability insurance policy. Each office holder who agrees to receive this letter of indemnification will also give his or her approval to terminate all previous letters of indemnification that we have provided to him or her, if any. Upon effectiveness of the registration statement of which this prospectus forms a part, the maximum and aggregate indemnification amount for all current and future indemnified persons under such agreements is the greater of  (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (ii) $40 million.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Relationship with Home Skinovations Ltd.
Certain of our shareholders (some of whom also serve as our directors and executive officers), including Moshe Mizrahy, Yoram Sadeh, Michael Bank, Ben Zion Levi, Eli Raveh and a significant beneficial holder, IHCV, hold in the aggregate approximately 56% and     % of our issued and outstanding share capital immediately prior to and immediately following the completion of this offering, respectively, also are the record holders of approximately 51% of the issued and outstanding shares of Home Skinovations Ltd., or Home Skinovations, an Israeli corporation headquartered in Sha’ar Yokneam, Yokneam, Israel.
Mr. Moshe Mizrahy, our Chief Executive Officer and Chairman of our board of directors, serves as the chairman of the board of directors of Home Skinovations and was the Chief Executive Officer of Home Skinovations until June 2018, and Dr. Hadar Ron, our director nominee, serves on the board of directors of Home Skinovations.
Home Skinovations is involved in the development, manufacture and distribution of home-use light-based devices for aesthetic applications, which include hair removal, anti-aging, microdermabrasion, cellulite and acne treatments. Except as detailed below, we have no commitments to or agreements with Home Skinovations or any of its subsidiaries, including with respect to any mutual research and development, indebtedness, financing, debt or credit lines, or any jointly-owned intellectual property or like arrangements, and we do not share tangible or intangible assets with Home Skinovations or any of its subsidiaries. Any future agreements with Home Skinovations must be reviewed and approved by our audit committee and board of directors. See “Management — Approval of Related Party Transactions under Israeli Law.”
Service Agreements
The Company receives certain services from, and provides certain services to, Home Skinovations. We do not consider these services to be material. The services include mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations invoiced us approximately $82,000, $240,000 and $175,000 for the years ended December 31, 2018, 2017 and 2016, respectively, which includes amounts invoiced under the Israel office sublease described below, and the Canadian subsidiary of Home Skinovations invoiced our Canadian subsidiary approximately $140,000, $128,000 and $116,000 for the years ended December 31, 2018, 2017 and 2016, respectively, for these services.
Israel Office Sublease
Until May 2018, we subleased our offices in Yokneam, Israel from Home Skinovations (approximately 1,000 square feet in 2016 and our entire lease of 10,290 square feet in 2017). For the years ended December 31, 2018, 2017 and 2016, Home Skinovations invoiced us for an aggregate of approximately $56,000, $140,000 and $17,000, respectively, for the office sublease. Since May 2018, we lease our offices in Israel directly from an unaffiliated lessor.
Joint Venture Equity Interest Conversion, Liquidation Preference and Notice Rights
Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP), a non-controlling partner in our Chinese joint venture (Guangzhou InMode Medical Technology Ltd.), had the right to convert its non-controlling equity interest in such joint venture into our ordinary shares prior to the consummation of our initial public offering at a conversion rate based on the capital contributed by Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP), with interest, and our valuation in such offering. Due to this conversion right, the non-controlling partner rights are presented in our financial statements as a redeemable non-controlling interest as the conversion does not meet permanent equity classification. However, on September 12, 2018, as extended on February 21, 2019 and again on May 5, 2019, Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) waived any and all rights, privileges and interests with regard to such conversion right conditioned on the completion of this offering on or before August 31,

2019. In addition, under the joint venture agreement, prior to the consummation of this offering, we cannot effect a change of control transaction without Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP)’s prior written consent. Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) also has a liquidation preference in the event of any liquidation, dissolution or winding up of the Chinese joint venture, whereby it has the right to be paid out of assets legally available for distribution, before any other shareholder of the Chinese joint venture, an amount in cash equal to its contribution to the Chinese joint venture.
In addition, Wigmore Medical Limited, a non-controlling partner in our U.K. joint venture (Invasix UK Ltd.), had the right to convert its non-controlling equity interest in such joint venture into our ordinary shares prior to the consummation of our initial public offering. Such joint venture is governed by a memorandum of understanding dated March 4, 2014 which we treat as a binding commitment. The number of ordinary shares that Wigmore Medical Limited would have been entitled to receive was based on the product of Wigmore Medical Limited’s share percentage in Invasix UK Ltd. multiplied by Invasix UK Ltd.’s sales as a percentage of our total sales. However, on August 30, 2018, Wigmore Medical Limited waived any and all rights, privileges and interests with regards to such conversion right. Following receipt of the waiver, the redeemable non-controlling interest in Invasix UK Ltd. was reclassified as a non-controlling interest.
Indemnification Agreements
Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our current office holders and other executives exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent such liabilities are not covered by insurance. See “Management — Exculpation, Indemnification and Insurance of Directors and Officers” for additional information.
Employment and Consulting Agreements
We have entered into employment or consulting agreements with all of our executive officers and key employees. These agreements contain standard provisions for a company in our industry regarding non-solicitation, confidentiality of information, non-competition and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of mandatory severance payments salary and benefits (including accrued pension and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. The agreements are terminable by us at will, subject to prior notice, which varies for each individual.

PRINCIPAL SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2019 and as adjusted to reflect the sale of our ordinary shares in this offering by:
•
each person or group of affiliated persons that we know beneficially owns 5% or more of our outstanding ordinary shares;

•
each of our named executive officers;

•
each of our directors and director nominees; and

•
all of our directors, director nominees and executive officers as a group.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of June 30, 2019 are deemed to be outstanding and beneficially owned by the person holding the warrant or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them. Percentage ownership is based on 16,467,952 ordinary shares outstanding and stock options that are presently exercisable or exercisable within 60 days, as of June 30, 2019, and      ordinary shares outstanding following the closing of the offering, excluding      ordinary shares that may be issued as part of the underwriters’ option to purchase additional ordinary shares from us, unless otherwise stated. To our knowledge, we have           holders of record of our equity securities who is a U.S. person. These shareholders hold     % of our outstanding share capital. Unless otherwise noted below, each shareholder’s address is c/o InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069200, Israel.
	Beneficial Ownership
Name of Beneficial Owner:	Number of Ordinary Shares	Percent of Ordinary Shares Before the Offering	Percent of Ordinary Shares After the Offering
5% or more Beneficial Owners
Israel Healthcare Ventures 2 LP Incorporated(1)	2,609,141	15.84%
SpaMedica International SRL(2)	2,480,000	15.06%
Directors, Director Nominees and Named Executive Officers
Moshe Mizrahy(3)	3,392,553	20.60%
Dr. Michael Kreindel(3)	2,900,000	17.61%
Dr. Hadar Ron(4)	50,000	*
Bruce Mann(3)	15,000	*
Dr. Michael Anghel	—	—
Yair Malca(5)	95,000	*
Shakil Lakhani(5)	634,500	3.85%
Dr. Spero Theodorou(6)	431,000	2.62%
Total for all directors, director nominees and executive officers as a group (8 persons)	7,518,053	45.65%

*
Represents less than one (1%) percent.

(1)
Israel Healthcare Ventures 2 LP Incorporated, or IHCV2, is a limited partnership incorporated under the laws of the Island of Guernsey. Dr. Hadar Ron, our director nominee, holds an indirect beneficial ownership entitlement of less than 10% in IHCV2 and is the chief executive officer of its management company. IHCV2 General Partner Limited, a company incorporated under the laws of the Island of Guernsey, is the sole general partner of IHCV2, and has voting control and investment power over the ordinary shares beneficially owned by IHCV2, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The general partner of IHCV2 is IHCV2 General Partner Limited, which is controlled by its directors Fort Limited and Elton Limited. The controlling shareholder of Fort Limited and Elton Limited is Fort Management Services Limited. The controlling shareholder of Fort Management Services Limited is Mr. Jos Ensink. The address of each of the foregoing is Bordage House, Le Bordage, St Peter Port, Guernsey, GY1 1BU.

(2)
SpaMedica International SRL is wholly-owned by The SMFT Trust (The Stephen Mulholland Family Trust), a Barbados trust that is wholly owned by Stephen Mulholland and controlled and managed by its independent trustee. Stephen Mulholland has voting and dispositive rights over the ordinary shares beneficially owned by SpaMedica International SRL and therefore may be deemed to beneficially own such ordinary shares. The shareholder’s registered business address is Suite 203, Building No. 8, Harbour Road, Bridgetown, St. Michael, Barbados W.I. BB11145. The beneficial ownership includes 230,000 options to purchase our ordinary shares within 60 days of June 30, 2019.

(3)
The beneficial ownership in its entirety is owned as ordinary shares.

(4)
The beneficial ownership in its entirety is owned as ordinary shares by Dr. Hadar Ron. Dr. Hadar Ron is the chief executive officer of the management company for IHCV2 (see note 1) and Israel Health Care Ventures LP Incorporated, a life science venture capital fund. Dr. Hadar Ron also holds an indirect beneficial ownership entitlement of less than 10% in each of IHCV2 (see note 1) and Israel Health Care Ventures LP Incorporated. Israel Health Care Ventures LP Incorporated directly holds 80,000 of our ordinary shares.

(5)
The beneficial ownership in its entirety is owned as options to purchase our ordinary shares within 60 days of June 30, 2019.

(6)
Out of these options, 119,000 options are held by Develia Limited, a company controlled by Dr. Spero Thedorou. The beneficial ownership in its entirety is owned as options to purchase our ordinary shares within 60 days of June 30, 2019.

DESCRIPTION OF SHARE CAPITAL
The following descriptions of our share capital and provisions of our amended and restated articles of association are summaries and do not purport to be complete. Our amended and restated articles of incorporation are filed with the SEC as an exhibit to our registration statement of which this prospectus forms a part.
Share Capital
Upon the effectiveness of the registration statement of which this prospectus forms a part, our authorized share capital will consist of 100 million ordinary shares, par value NIS 0.01 per ordinary share, of       which      ordinary shares will be issued and outstanding. All of our ordinary shares have identical voting and other rights in all respects.
All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our amended and restated articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are, or have been, in a state of war with Israel.
Establishment and Purposes and Objectives of the Company
We were incorporated under the laws of the State of Israel on January 2, 2008 under the name Invasix Ltd. and we subsequently changed our name on November 2, 2017 to our current name, InMode Ltd. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.
The Powers of the Directors
Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under the Companies Law or our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for Company purposes.
Rights Attached to Our Ordinary Shares
Our ordinary shares shall confer upon the holders thereof:
•
equal rights to attend and to vote at all of our general meetings, whether annual or special, with each ordinary share entitling the holder thereof, which attend the meeting and participate in the voting, either in person or by a proxy or by a written ballot, to one vote;

•
equal rights to participate in a distribution of dividends on our ordinary shares, if any, whether payable in cash or in bonus shares, in a distribution of assets or in any other distribution, on a per share pro rata basis; and

•
equal rights to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Dividend and Liquidation Rights
The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this prospectus. Under the Companies Law, a company may distribute a dividend only if, upon the determination of our board of directors, the distribution does not create a reasonably foreseeable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. The distribution amount is limited to the greater of the retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution. If the company does not meet the profit requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.
Under the Companies Law, the declaration of a dividend is determined by the board of directors and does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders. For more information, see “Dividend Policy.” In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Voting, Shareholder Meetings and Resolutions
Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future. Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our articles of association. A shareholder may vote in general meetings in person, by proxy or by a written ballot.
Under the Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 25% of the voting power in the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders) or any time and place as the directors designate in a notice to the shareholders. Under our amended and restated articles of association, the required quorum for the reconvened adjourned meeting will be, with some exceptions, at least two shareholders holding any number of the voting rights in the Company.
Our board of directors may, in its discretion, convene additional meetings as “special general meetings” whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that the board of directors must convene a special general meeting upon the written demand of: (i) two or more of the directors or such number of directors equal to one fourth of the serving directors, (ii) one or more shareholders having, in the aggregate, (a) at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (b) at least 5% of the voting power in the company. The Companies Law further provides that one or more shareholders holding 1% or more of the outstanding voting power may ask the board to add an item to the agenda of the prospective shareholders’ meeting if the proposal merits discussion at the general meeting, as determined by the board of directors. The chairman of the board of directors presides at each of our general meetings. The chairman of the meeting is not entitled to a vote at a general meeting in his capacity as chairman.
Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four days and 40 days prior to the date of the meeting.
Most shareholders’ resolutions, including resolutions to:
•
amend our articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors);

•
make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

•
authorize a new class of shares;

•
elect directors, other than external directors (if applicable);

•
appoint auditors; or

•
approve transactions with office holders (subject to certain exceptions);

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution (excluding abstentions).
Transfer of Shares and Notices
Under the Companies Law, shareholders’ meetings require prior notice of at least 21 days, and if the agenda of the meeting includes certain matters prescribed under the Companies Law and the regulations promulgated thereunder, among others, the appointment or removal of directors, the approval of related party transactions, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Our fully paid ordinary shares are issued in registered form and are freely transferable under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law, or the rules of a stock exchange on which the ordinary shares are listed for trade.
Modification of Class Rights
The Companies Law provides that the rights attached to a particular class of shares, such as voting, liquidation and dividend rights, may not be modified without the vote, at a separate meeting of such class, of a majority of the shares of the affected class actually participating in such class meeting, excluding abstentions. The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.
Election of Directors
Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power represented at the general meeting of the shareholders, in person or by proxy, and voting thereon, excluding abstentions, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. In addition, our board of directors is a classified board of directors pursuant to which our directors (other than external directors, if applicable) are elected for staggered terms, which means that shareholders can only elect a limited number of directors in any given year. For additional terms concerning our board of directors and election of directors see “Management — Board Practices — Board of Directors.”
Access to Corporate Records
Under the Companies Law, shareholders have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or with the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny such a request if we determine that the request was not made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.
Anti-Takeover Provisions; Mergers and Acquisitions
Merger
The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders (unless certain requirements described under the Companies Law are met). In accordance with the Companies Law, a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the rights to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management — Approval of Related Party Transactions Under Israeli Law”).
If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.
Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions in order to secure the rights of creditors. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposals were filed with the Israeli Registrar of Companies and 30 days have passed since the merger was approved by the shareholders of each merging company.
Special Tender Offer
The Companies Law requires a purchaser to conduct a special tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would (i) become a holder of 25% or more of the voting rights in a company in which no other shareholder holds at least 25% of the voting rights, or (ii) become a holder of more than 45% of the voting rights in a company, if there is no other shareholder who holds more than 45% of the voting rights in the company, in each case, subject to certain exceptions.
A special tender offer must be extended to all shareholders, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, a special tender offer may be consummated only if  (i) at least 5% of the voting power of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.
Full Tender Offer
Under the Companies Law, a person may not purchase shares of an Israeli public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the company’s shares or all the shares of the particular class, as applicable. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.

However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. The foregoing also applies to the acquisition of voting rights.
Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.
If  (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.
Shares purchased in contradiction to the tender offer rules under the Companies Law will have no rights and will become dormant shares.
Anti-Takeover Measures
The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our ordinary shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law as described in “— Voting, Shareholder Meetings and Resolutions.”
Tax Law
Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.
Changes in Our Capital
Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the distribution of dividends in the absence of sufficient retained earnings or profits require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar
We have engaged American Stock Transfer & Trust Company to act as the transfer agent and registrar for our ordinary shares.
Listing
We have applied to list our ordinary shares on Nasdaq under the symbol “INMD.”
Registration Number
Our registration number with the Israeli Companies Registrar is 514073618. Upon the closing of this offering, our registration number may be changed by the Israeli Companies Registrar to indicate that we are a public company.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, that market sales of ordinary shares or the availability of ordinary shares for sale will have on the market price prevailing from time to time. As we describe below, only a limited number of ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
Sale of Restricted Shares
Upon the closing of this offering, we will have      ordinary shares outstanding. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, if ordinary shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act, their sales of ordinary shares would be subject to volume limitations and other restrictions that are described below other than the holding period requirement.
Other than ordinary shares to be sold in this offering, the remaining ordinary shares outstanding upon completion of this offering were issued and sold in reliance on exemptions from the registration requirements of the Securities Act or in transactions outside of the United States and not subject to the Securities Act. These securities may be sold in the public market only if they are registered under the Securities Act, or if they qualify for an exemption from registration under Section 4(a)(1) of the Securities Act or Rule 144 thereunder. These rules are summarized below.
Our ordinary shares outstanding upon closing of this offering will be eligible for sale into the public market as follows:
Approximate Number of Ordinary Shares	Description
After the date of this prospectus, freely tradeable ordinary shares sold in this offering.
After 180 days from the date of this prospectus, except as otherwise discussed below, the lock-up period will expire, and these additional ordinary shares will be saleable, subject, in some cases, to holding periods and volume limitations.
Rule 144
In general, under Rule 144 under the Securities Act as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted ordinary shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted ordinary shares for at least six months, would be entitled to sell an unlimited number of our ordinary shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted ordinary shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted ordinary shares for at least one year, would be entitled to sell an unlimited number of ordinary shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date hereof, our affiliates who have beneficially owned our ordinary shares for at least six months will be entitled to sell within any three month period a number of ordinary shares that does not exceed the greater of:
•
1% of the number of ordinary shares then outstanding; or

•
the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and the affiliate complies with the manner of sale requirements imposed by Rule 144.

Affiliates are also subject to additional restrictions on the manner of sales under Rule 144 and notice filing requirements.
Regulation S
Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold in some manner outside the United States without requiring registration in the United States.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
Form S-8
Following completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register      ordinary shares issued or issuable under our share option plans. The registration statement on Form S-8 is expected to become effective automatically upon filing. As of the date of this prospectus, options to purchase      ordinary shares were issued and outstanding, of which options to purchase      ordinary shares had vested and had not been exercised. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the public market, immediately following the expiration of or release from the lock-up agreements.

TAXATION
The following description is not intended to constitute a complete analysis of all the tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences in your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Material Israeli Tax Considerations
The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons acquiring ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation, and we cannot assure you that Israeli governmental and tax authorities or the Israeli courts will accept the views expressed below. The discussion below is subject to amendment under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes. No stamp taxes will be payable to the State of Israel in connection with the sale of our ordinary shares in this offering.
General Corporate Tax Structure in Israel
Israeli companies are generally subject to tax on their taxable income at the corporate tax rate of 23% in 2018 and thereafter (which was reduced from 24% and 25% in 2017 and 2016, respectively). However, the effective tax rate payable by a company that derives income from a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the regular corporate tax rate.
Tax Benefits under the Law for the Encouragement of Capital Investments, 1959
The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).
Tax Benefits Under the 2005 Amendment
An amendment to the Investment Law, which became effective as of April 1, 2005, or the 2005 Amendment, changed certain provisions of the Investment Law. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise.” Prior to the 2005 Amendment, investment programs under the Investment Law were called “Approved Enterprises.” According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, in its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.
The duration of the tax benefits for a Benefited Enterprise is limited to the earlier of seven or ten years (depending on the geographic location of the Benefited Enterprise within Israel) from the Commencement Year (as described below) or 12 years from the first day of the year of election. Commencement Year is defined as the later of the first tax year in which a company had derived taxable income for tax purposes from the Benefited Enterprise, or the year of election, which is the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following:
(i) Exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.
In addition, a company that has a Benefited Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. The level of foreign investment is measured as the percentage of rights in the company (in the terms of shares, rights to profits, voting and appointment of directors) and of combined share capital and shareholder loans that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis.
The 2011 Amendment as described below has eliminated the definition of a FIC. However, according to the 2011 Amendment’s transitional provisions, the tax benefits of companies with Benefited Enterprise plans that opt to remain under the Benefited Enterprise regime in accordance with the Investment Law prior to the 2011 Amendment will be preserved.
If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applied. The company is required to withhold tax on such distribution at a rate of 15%, or such lower rate may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate); or
(ii) Reduced corporate tax rates for companies with facilities in certain geographical locations in Israel.
Our facilities in Israel were granted Benefited Enterprise status and thereunder we enjoy a ten-year tax exemption from corporate tax on our undistributed income derived from the Benefited Enterprise. The first year in which we were exempted from tax was 2012 and the ten-year eligibility period of tax exemption ends in 2021. In order to remain eligible for the tax benefits of a Benefited Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and with the conditions set forth in a tax ruling we received in connection therewith. If we do not meet these requirements, the tax benefits could be reduced or canceled and we could be required to refund any tax benefits we might already have enjoyed.
Tax Benefits Under the 2011 Amendment
In December 2010, the Israeli Parliament approved amendment 68 to the Investment Law, or the 2011 Amendment. The 2011 Amendment significantly revised the tax incentive regime in Israel and it commenced on January 1, 2011.
The 2011 Amendment provided for a new and additional status of a “Preferred Enterprise,” which introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise. The definition of a Preferred Company, includes, inter alia, a company incorporated in Israel that (1) is not wholly owned by a government entity, (2) owns a Preferred Enterprise and (3) is controlled and managed from Israel and is subject to further conditions set forth in the Investment Law. Moreover, a Preferred Company needs to meet certain condition stipulated in the Investment Law such as being an industrial company (including a minimum threshold of 25% export).
A Preferred Company is entitled to a reduced corporate tax rate of 16% in 2018 with respect to income attributable to its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, known as Development Zone “A,” in which case the rate is currently 7.5% in 2018.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or non-Israeli residents (individuals and corporations), withholding tax would apply when distributing the dividend to such individuals or non-Israeli residents).
We have examined the possible effect, if any, of the provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to apply for the new benefits under the 2011 Amendment.
New Tax Benefits Under the 2017 Amendment
Additional amendments to the Investment Law became effective in January 2017, or the 2017 Amendment. Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from “Preferred Technological Enterprises,” or PTE (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone “A” and 12% elsewhere in Israel, or 6% in the case of a “Special Preferred Technological Enterprise,” or SPTE (as defined in the 2017 Amendment) regardless of the company’s geographical location within Israel. A Preferred Company distributing dividends from income derived from its PTE or SPTE, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%). Such taxes would generally be withheld at source by the distributing company.
On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017, or the Regulations, were published, which adopted Action 5 under the base erosion and profit shifting, or BEPS, regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE regimes and determine certain requirements relating to documentation of intellectual property for the purpose of a PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. However, the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have.
Under the transitional provisions of the 2017 Amendment, a company is allowed to continue to enjoy the tax benefits available under the Investment Law prior to the 2017 Amendment until the end of the period of benefits, as defined in the Investment Law. In each year during the period of benefit under its Benefited Enterprise status, the Company will be able to opt-in for application of the 2017 Amendment, thereby making itself available to the tax rates described above. A company’s decision to opt-in for application of the 2017 Amendment is irrecoverable.
As of December 31, 2018, we decided not to adopt the application of the 2017 Amendment.

Law for the Encouragement of Industry (Taxes), 1969
We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as an Israeli-resident company, incorporated in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in the section 3a of the Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.
The following tax benefits, among others, are available to Industrial Companies:
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amortization of the cost of purchased know-how, patents and certain other intangible property rights (other than goodwill), which are used for the development or promotion of the Industrial Enterprise, over an eight-year period for tax purposes, commencing in the year where the Industrial Company began to utilize them;

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accelerated depreciation rates on equipment and buildings;

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under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

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expenses related to a public offering are deductible in equal amounts over three years, beginning from the year of the offering.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available to us in the future.
Capital Gains Taxes Applicable to Israeli Resident and Non-Israeli Resident Shareholders
Capital gains tax is imposed on the sale of capital assets by an Israeli resident and on the sale of such assets by non-Israeli residents if those assets are either: (i) located in Israel, (ii) shares or rights to shares in Israeli resident companies, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under Israeli tax law or unless a treaty between Israel and the country of the non-resident provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. You should consult with your own tax advisor as to the method you should use to determine the Inflationary Surplus. Inflationary Surplus is not subject to tax in Israel.
Generally, the tax rate applicable to real capital gains derived by individuals on the sale of our ordinary shares acquired in this offering will be taxed at the rate of 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. If the individual shareholder is a Controlling Shareholder at the time of the sale or at any time during the 12-month period preceding such sale, such gain will be taxed at the rate of 30%. A “Controlling Shareholder” is defined as a person who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the proceeds upon the company’s liquidation and the right to appoint a director).
Real capital gains derived by corporations will be generally subject to the regular corporate tax rate (23% in 2018 and thereafter). Individual and corporate shareholders dealing in securities are taxed at the tax rates applicable to business income: 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2018 and thereafter for individuals plus an additional excess tax of 3% as described below.

Non-Israeli Resident Shareholders
Non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided, among other things, that such shareholders did not acquire their shares prior to the company’s initial public offering and the gains were not derived from a permanent establishment of such shareholders in Israel. However, shareholders that are non-Israeli entities will not be entitled to such exemption if Israeli residents: (1) have directly or indirectly, alone or together with another, a controlling interest of more than 25% of any of the means of control in such non-Israeli corporation or (2) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli entity, whether directly or indirectly. This exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.
In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty and subject to the receipt in advance of a valid certificate from the Israeli tax authorities allowing of such exemption.
For example, pursuant to the Convention Between the Governments of the United States and Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment of the shareholder in Israel or (iii) such person is an individual and was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant tax year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. Eligibility to benefit from tax treaties is conditioned upon the shareholder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.
Withholding and Reporting
Either the purchaser, the Israeli stockbrokers or financial institutions through which the shares are held is obliged to withhold tax on the amount of consideration paid upon the sale of our ordinary shares (or on the capital gain realized on the sale, if known), at the Israeli corporate tax rate for Israeli companies (23% in 2018 and thereafter). In case the seller is an individual, the applicable withholding tax rate would be 25% of the amount of consideration paid upon the sale of shares (or on the capital gain realized on the sale, if known).
In some instances where our shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders, including non-Israeli resident shareholders, may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. In transactions involving a sale of all of the securities of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require non-Israeli resident shareholders who are not liable for Israeli tax to sign a declaration in a form specified by the Israel Tax Authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as a non-resident of Israel, and, in the absence of such declarations or exemptions, may require the purchaser of the securities to withhold taxes at source.
The sale of securities traded on a stock exchange, requires that a detailed return, including a computation of the tax due, be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Tax Ordinance and the regulations promulgated thereunder, then the aforementioned return need not be filed and no advance payment must be made.

Taxation of Dividend Distributions
A distribution of dividends from income, which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise/Technology Enterprises to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12-month period.
The Tax Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of the distribution or at any time during the preceding 12 months).
Generally, Israeli resident corporations are not subject to Israeli tax on the receipt of dividends paid on shares of Israeli corporations, other than with respect to dividends distributed from income that has accrued during the benefits period and attributed to a Benefited Enterprise as described above.
Payers of dividends on our shares, including the Israeli stockbrokers or the financial institutions through which the shares are held, are generally required, subject to reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25% (whether or not the recipient is a “Controlling Shareholder”) provided that the shares are registered with a nominee company in Israel (for corporations and individuals), unless a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate) is available.
Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.
For example, under the U.S.-Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the U.S.-Israel Treaty): (i) with regard to a dividend distributed from income which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise/Preferred Technology Enterprise or Special Preferred Technology Enterprise, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends — the maximum tax rate of withholding is 12.5% if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority, (ii) with regard to a dividend distributed from income derived from an Approved Enterprise/Benefited Enterprise/Preferred Enterprise under the Investment Law, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends, the tax rate of withholding 15% will be applicable if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.
If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly from other sources of income, the income tax rate will be a blended rate reflecting the relative portions of the types of income.
A non-Israeli resident who receives dividend income derived from or accrued from Israel, from which the full amount of tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

We have never declared or paid cash dividends to our shareholders and currently we do not intend to distribute cash or other dividends in the foreseeable future. We cannot assure you that, in the event we declare a dividend, we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.
Foreign Exchange Regulations
Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange controls has not been eliminated, and may be restored at any time by administrative action.
Excess Tax
Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 649,560 for 2019), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains, subject to the provisions of an applicable tax treaty.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.
Material U.S. Federal Income Tax Considerations to U.S. Holders
The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquire their ordinary shares pursuant to this offering and who hold the ordinary shares as capital assets for U.S. federal income tax purposes, generally, for investment. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who, for U.S. federal income tax purposes, is or is treated as any of the following:
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a citizen or resident of the United States;

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a corporation created or organized in or under the laws of the United States or any political subdivision thereof, including the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this prospectus. These sources may change and are open to differing interpretations, possibly with retroactive effect in a manner that could adversely affect a U.S. Holder of our ordinary shares. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:
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insurance companies;

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dealers in stocks, securities or currencies;

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financial institutions and financial services entities;

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real estate investment trusts;

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regulated investment companies;

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partnerships and other pass-through entities, and investors in such entities;

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persons that receive ordinary shares as compensation for the performance of services;

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tax-exempt organizations;

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persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument or persons entering into a constructive sale with respect to the ordinary shares;

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persons subject to special tax accounting rules under Section 451(b) of the Code;

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individual retirement and other tax-deferred accounts;

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expatriates of the United States;

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persons having a functional currency other than the U.S. dollar; and

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direct, indirect or constructive owners of 10% or more of our ordinary shares and/or other equity by vote or value.

This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal gift or estate tax or alternative minimum tax considerations.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity or arrangement and the particular partner and certain determinations made at the partner level. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ordinary shares.
We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.
Distributions Paid on the Ordinary Shares
As described under the section entitled “Dividend Policy” in this prospectus, we have never paid cash dividends and we currently do not intend to pay cash dividends in the foreseeable future. Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.
Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Distributions on ordinary shares that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
A corporation organized outside of the United States, or a non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S.-Israel Treaty, although there can be no assurance in this regard. Further, the Internal Revenue Service, or IRS, has determined that the U.S.-Israel Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion below under “— Passive Foreign Investment Company Considerations,” if the U.S.-Israel Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Disposition of Ordinary Shares
Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Passive Foreign Investment Company Considerations
We believe that we were not a PFIC for our taxable year ended December 31, 2018, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current year ending December 31, 2019 or the foreseeable future. However, the relevant rules for determining whether or not we are a PFIC as applied to our business are not entirely clear and certain aspects of the relevant tests will be outside our control. Therefore, no assurance can be given that we will not be a PFIC for any taxable year.
In general, a non-U.S. corporation will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income,” referred to as the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, referred to as the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
If we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including, under certain circumstances, a pledge, of the ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If the election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our ordinary shares will be marketable stock as long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. Holder, the excess of the fair market value of ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ordinary shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in ordinary shares.
Information Reporting and Back-up Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “— Passive Foreign Investment Company Considerations,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption (usually on IRS Form W-9), or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING
Barclays Capital Inc. and UBS Securities LLC are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ordinary shares shown opposite its name below:
Underwriters	Number of Ordinary Shares
Barclays Capital Inc.
UBS Securities LLC
Canaccord Genuity LLC
Robert W. Baird & Co. Incorporated
Total
The underwriting agreement provides that the underwriters’ obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement including:
•
the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their option to purchase additional ordinary shares as described below), if any of the ordinary shares are purchased;

•
the representations and warranties made by us to the underwriters are true;

•
there is no material change in our business or the financial markets; and

•
we deliver customary closing documents to the underwriters.

Commissions and Expenses
The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the ordinary shares.
	No Exercise	Full Exercise
Per ordinary share	$	$
Total	$	$
The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price on the cover page of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of  $      per ordinary share. If all the ordinary shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.
The expenses of the offering that are payable by us are estimated to be approximately $      (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses, in an amount up to $25,000, incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.
Option to Purchase Additional Ordinary Shares
We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of       ordinary shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ordinary shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements
We, all of our directors and executive officers, and substantially all of the holders of our outstanding ordinary shares have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions, we will not directly or indirectly, without the prior written consent of Barclays Capital Inc. (1) offer for sale, sell, pledge, or otherwise dispose of  (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares (other than shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any ordinary shares or securities convertible into or exchangeable for ordinary shares (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.
The foregoing paragraph will not apply to a transfer that (a) is a bona fide gift or gifts; (b) is to a trust for the direct or indirect benefit of such officers, directors or holders or the immediate family of such officers, directors or holders; (c) if not an individual, is a transfer or pledge to its subsidiaries, affiliates or any investment fund or other entity controlled or managed by, or under common control or management with, it; (d) is the exercise of ordinary share options granted pursuant to our existing incentive plans; (e) is a disposition solely to satisfy tax withholding obligations in connection with outstanding ordinary share options; (f) involves ordinary shares acquired in open market purchases after the completion of this offering; (g) involves the establishment of a written trading plan designed to comply with Rule 10b5-1 of the Exchange Act; (h) is by will or intestacy to a legal representative, heir or legatee; (i) if not an individual, distributions of ordinary shares to members, affiliates, limited partners or stockholders; or (j) is with the prior written consent of Barclays Capital Inc.
Barclays Capital Inc., in its sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ordinary shares and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.
Offering Price Determination
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our ordinary shares, the representatives considered:
•
the history and prospects for the industry in which we compete;

•
our financial information;

•
the ability of our management and our business potential and earning prospects;

•
the prevailing securities markets at the time of this offering; and

•
the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Exchange Act:
•
Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Listing on Nasdaq
We have applied to list our ordinary shares on Nasdaq under the symbol “INMD.”
Discretionary Sales
The underwriters have informed us that they do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.
Stamp Taxes
If you purchase ordinary shares offered in this prospectus outside the United States, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Other Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. While no prior relationship existed, the underwriters and certain of their affiliates may in the future perform various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they may in the future receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the ordinary shares or possession or distribution of this prospectus or any other offering or publicity material relating to the ordinary shares in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ordinary shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of ordinary shares by it will be made on the same terms.

European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ordinary shares which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
•
to legal entities which are qualified investors as defined under the Prospectus Directive;

•
by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:
•
it is a qualified investor as defined under the Prospectus Directive; and

•
in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Canada
The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Switzerland
The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under Article 652a or Article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ordinary shares may only be made to persons, which we refer to as Exempt Investors, who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary share may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the or under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA),

(2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ordinary shares.
Accordingly, the ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors, or QII
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred en bloc without subdivision to a single investor.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities offered hereby is directed only at, (i) a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS
The validity of the ordinary shares and other legal matters in connection with this offering with respect to Israeli law will be passed upon for us by Primes, Shiloh, Givon, Meir law firm, Haifa, Israel. Legal matters with respect to U.S. federal law will be passed upon for us by Mayer Brown LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gornitzky & Co., Tel Aviv, Israel, with respect to Israeli law, and by Latham & Watkins LLP, New York, New York, with respect to U.S. federal law.
EXPERTS
The financial statements as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated in Israel and some of our directors and officers and the Israeli experts named in this prospectus reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because substantially all of our assets, and those of our non-United States directors and officers and the Israeli experts named herein, are located outside the United States, any judgment obtained in the United States against us or any of these persons may not be collectible within the United States.
We have been informed by our legal counsel in Israel that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law. However, subject to particular time limitations and legal procedures, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court, provided that:
•
the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;

•
adequate service of process was effected and the defendant had a reasonable opportunity to be heard and to present his or her evidence;

•
the judgment is not contrary to the law, public policy, security or sovereignty of the State of Israel and its enforcement is not contrary to the laws governing enforcement of judgments;

•
the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•
the judgment is no longer appealable; and

•
an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Invasix Inc. as our agent to receive service of process in any action against us in any United States federal court or the courts of the State of New York arising out of this offering or any purchase or sale of ordinary shares in connection therewith.
Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to Israel’s consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by our company in connection with the sale of ordinary shares in this offering. All amounts are estimates except the SEC registration fee and the FINRA fee.
Amount
SEC registration fee		$9,090.00
FINRA filing fees		*
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*
To be filed by amendment.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the ordinary shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. Our SEC filings are available to the public from the SEC’s website at www.sec.gov.
Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent public accounting firm.
We maintain a corporate website at www.inmodemd.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INMODE LTD.

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of InMode Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of InMode Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Tel-Aviv, Israel March 13, 2019	/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited
We have served as the Company’s auditor since 2008.
Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

INMODE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
	December 31,
	2018	2017
Assets
CURRENT ASSETS:
Cash and cash equivalents	$24,721	$17,593
Marketable securities	26,532	7,447
Short-term bank deposits	10,045	—
Accounts receivable, net of allowance for doubtful accounts	7,008	5,763
Other receivables	2,495	1,311
Inventories	6,963	5,035
TOTAL CURRENT ASSETS	$77,764	$37,149
NON-CURRENT ASSETS:
Accounts receivable	$544	$1,137
Deferred offering costs	895	—
Deferred income taxes, net	1,309	810
Property and equipment, net	544	346
TOTAL NON-CURRENT ASSETS	3,292	2,293
TOTAL ASSETS	$81,056	$39,442
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	$4,509	$3,064
Contract liabilities	5,755	1,134
Other liabilities	9,165	7,257
Accrued contingencies	10,000	2,000
TOTAL CURRENT LIABILITIES	$29,429	$13,455
NON-CURRENT LIABILITIES:
Contract liabilities	$3,982	$3,362
Other liabilities	771	—
Deferred income taxes, net	11	106
TOTAL NON-CURRENT LIABILITIES	4,764	3,468
TOTAL LIABILITIES	$34,193	$16,923
COMMITMENTS AND CONTINGENCIES (Note 9)
REDEEMABLE NON-CONTROLLING INTEREST	$2,187	$3,066
SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, – authorized: 20,000,000 shares; issued and outstanding: 14,914,701 and 14,729,165 shares at December 31, 2018 and 2017, respectively	$42	$41
Additional paid-in capital	10,184	8,052
Retained earnings	32,971	10,819
Accumulated other comprehensive income	66	541
InMode Ltd. shareholders’ equity	43,263	19,453
Non-controlling interests	1,413	—
TOTAL SHAREHOLDERS’ EQUITY	44,676	19,453
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$81,056	$39,442

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
	Year ended December 31,
	2018	2017
REVENUES	$100,162	$53,456
COST OF REVENUES	15,057	9,053
GROSS PROFIT	85,105	44,403
OPERATING EXPENSES:
Research and development	4,180	2,575
Sales and marketing	44,622	28,514
General and administrative	4,814	4,364
Legal settlements and loss contingencies	8,000	—
TOTAL OPERATING EXPENSES	61,616	35,453
INCOME FROM OPERATIONS	23,489	8,950
Finance income, net	136	849
INCOME BEFORE TAXES	23,625	9,799
INCOME TAX	1,260	980
NET INCOME	22,365	8,819
Net loss attributable to non-controlling interests	6	—
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$22,371	$8,819
NET INCOME PER SHARE:
Basic	$1.47	$0.52
Diluted	$1.12	$0.46
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	14,876,426	14,691,750
Diluted	19,563,722	16,584,637
The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for per share data)
	Year ended December 31,
	2018	2017
NET INCOME	$22,365	$8,819
OTHER COMPREHENSIVE INCOME:
Change in foreign currency translation adjustment	(153)	73
Change in net unrealized gains of marketable securities, net of tax	(1)	302
TOTAL COMPREHENSIVE INCOME, net	22,211	9,194
Comprehensive loss attributable to non-controlling interests	1	—
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$22,212	$9,194
The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except for per share data)
	InMode Ltd. Shareholders’ Equity					Non-controlling Interests	Total
	Ordinary Shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income
	Number of shares issued	Amount
BALANCE AT JANUARY 1, 2017	14,673,218	41	$5,560	$3,154	$166	—	$8,921
CHANGES DURING 2017:
Net income	—	—	—	8,819	—	—	8,819
Other comprehensive income, net	—	—	—	—	375	—	375
Share-based compensation	—	—	2,436	—	—	—	2,436
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	(1,154)	—	—	(1,154)
Exercise of options	55,947	*	56	—	—	—	56
BALANCE AT DECEMBER 31, 2017	14,729,165	41	$8,052	$10,819	$541	—	$19,453
BALANCE AS OF JANUARY 1, 2018, as previously reported	14,729,165	41	$8,052	$10,819	$541	—	$19,453
Impact of adoption of ASU 2016-01 (see note 2w(1))	—	—	—	316	(316)	—	—
BALANCE AS OF JANUARY 1, 2018, as adjusted	14,729,165	41	$8,052	$11,135	$225	—	$19,453
CHANGES DURING 2018:
Net income	—	—	—	22,371	—	(6)	22,365
Other comprehensive income, net	—	—	—	—	(159)	5	(154)
Share-based compensation	—	—	1,947	—	—	—	1,947
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	(535)	—	—	(535)
Waiver of redeemable non-controlling interests (see note 10b)	—	—	—	—	—	1,414	1,414
Exercise of options	185,536	1	185	—	—	—	186
BALANCE AT DECEMBER 31, 2018	14,914,701	42	$10,184	$32,971	$66	1,413	$44,676

*
Representing an amount less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except per share data)
	Year ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,365	$8,819
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	184	204
Share-based compensation	1,947	2,436
Allowance for doubtful accounts expenses	(33)	186
Gains on marketable securities, net	(21)	(1)
Changes in fair value of marketable securities, net	291	29
Finance income	(45)	—
Provision for deferred income taxes, net	(592)	(580)
Change in accrued contingencies	8,000	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(571)	(2,699)
Increase in other receivables	(1,171)	(1,021)
Increase in inventories	(1,891)	(2,342)
Increase in accounts payable	541	1,506
Increase in other liabilities	2,631	3,982
Increase in contract liabilities	5,251	4,090
Net cash provided by operating activities	$36,886	$14,609
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	$(10,000)	$—
Purchase of fixed assets	(381)	(189)
Purchase of marketable securities	(38,346)	(5,697)
Proceeds from sale of marketable securities	18,988	202
Net cash used in investing activities	$(29,739)	$(5,684)
CASH FLOWS FROM FINANCING ACTIVITIES:
Transaction with redeemable non-controlling interest	$—	$1,729
Exercise of options	186	56
Net cash provided by financing activities	186	1,785
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(205)	187
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,128	10,897
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	17,593	6,696
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$24,721	$17,593
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid	$1,800	$737
Interest received	$662	$605
NON CASH FINANCING ACTIVITIES
Deferred offering costs in accounts payable	$895	$—
The accompanying notes are an integral part of these consolidated financial statements.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)
NOTE 1 — GENERAL
InMode Ltd. (separately and together with its subsidiaries, the “Company”) was incorporated on January 2, 2008 and commenced operations shortly thereafter. The Company’s headquarters are located in Israel.
The Company designs, develops, manufactures and markets innovative minimally-invasive aesthetic medical products based on its proprietary radio frequency assisted lipolysis and deep subdermal fractional radio frequency technologies. These technologies are used to remodel subdermal adipose, or fatty, tissue in a variety of procedures including liposuction with simultaneous skin tightening, body and face contouring and ablative skin rejuvenation treatments. In addition to the minimally-invasive technologies, the Company designs, develops, manufactures and markets non-invasive medical aesthetic products that target a wide array of procedures including permanent hair reduction, facial skin rejuvenation, wrinkle reduction, cellulite treatment, skin appearance and texture and superficial benign vascular and pigmented lesions.
The Company has six wholly-owned subsidiaries located in the United States, Canada, Hong Kong, Japan, Spain and Israel. In addition, the Company has two subsidiaries located in the United Kingdom and China and holds a 51% interest in each of those subsidiaries. The Company’s eight subsidiaries are referred to collectively herein as the “Subsidiaries.” The Company sells its products primarily through its Subsidiaries. The wholly-owned subsidiary located in Hong Kong (the “HK Subsidiary”) was established by the Company in February 2018. As of the signing date of the consolidated financial statements, the HK Subsidiary is still inactive.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
a. Basis of presentation
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
b. Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions include those relating to revenue recognition (especially in relation to price concession), provision for doubtful accounts, warranty provision, deferred tax assets and fair value of options to purchase the Company’s securities.
c. Functional currency
The U.S. dollar (“U.S. dollar” or “$”) is the currency of the primary economic environment in which the operations of the Company is conducted. Revenues and a substantial portion of the operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar (“primary currency”).
Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

The functional currencies of the Company’s subsidiaries are their respective local currencies or the primary currency. For purposes of consolidation, the financial statements of the Company’s subsidiaries are translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (“ASC 830”). Assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated at exchange rates for each transaction. All gains and losses resulting from translation are presented in other comprehensive income within the consolidated statements of comprehensive income.
d. Principles of consolidation and presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances are eliminated in consolidation.
Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to the Company. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statements of income.
The carrying amount of the redeemable non-controlling interests are based on the higher of: a) the non-controlling interests based on the initial fair value with the addition of its share in the operating results of the relevant subsidiary net of dividend paid or b) the redemption value of the put option. Adjustment of the carrying amount of the redeemable non-controlling interests is charged to retained earnings.
The Company and its subsidiaries treat transactions with non-controlling interests as transactions with its equity owners. Accordingly, for purchases of shares from non-controlling interests, the difference between any consideration paid and the portion acquired of the carrying value of the net assets of the subsidiary is recorded in equity.
Gains or losses on disposals of shares to non-controlling interests are also recorded in equity.
e. Cash and cash equivalents
The Company considers cash equivalents to be all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.
f. Short-term bank deposits
Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 2.63%-3.08% in 2018.
g. Marketable securities
Marketable securities consist of marketable equity securities, debt securities and mutual fund securities measured at fair value in each reporting period. The fair value of quoted securities is based on current market value.
Debt securities are classified as available-for-sale, with changes in fair value, net of taxes (if applicable), are reflected in other comprehensive income or loss. Realized gains and losses on sales of marketable debt securities as well as premium or discount amortization are included in the consolidated statements of income as finance income or expense. Unrealized losses are recorded in consolidated statements of income as finance income or expense when a decline in fair value is determined to be other than temporary.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

Commencing January 2018, changes in fair value of marketable equity securities and mutual funds, net of taxes (if applicable), are reflected in the consolidated statements of income as finance income or expense. Prior to January 2018, these investments were classified as available-for-sale with changes in fair value, net of taxes, reflected in other comprehensive income. When such investments were sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income were reclassified and included in the statement of income as finance income or expense (see also note 2w(l)).
h. Inventories
Inventories include raw materials and finished products and are valued at the lower of cost or net realizable value.
Cost is determined as follows:
•
Raw materials: first in, first out (“FIFO”) method.

•
Finished products: using the “moving average” basis. The moving average is calculated as each additional inventory unit is purchased.

The Company regularly evaluates its ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future market values and new product introductions.
i. Property and equipment
Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the following estimated useful lives:
Computers	3 – 4 years
Molds	4 – 10 years
Equipment and furniture	10 – 17 years
Leasehold improvements are amortized on a straight-line basis over the expected lease term, which is typically shorter than the estimated useful life of the improvements.
j. Impairment of long-lived assets
The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, the Company recognizes an impairment loss, which is the excess of the carrying amount over the fair value of the asset, using the expected future discounted cash flows.
As of December 31, 2018 and 2017, the Company did not recognize an impairment loss on its long-lived assets.
k. Legal and other contingencies
Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and estimated legal fees, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
Management applies the guidance in ASC 450-20, “Loss Contingencies” when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s consolidated financial statements.
Legal costs incurred in connection with loss contingencies are expensed as incurred.
As of December 31, 2018 and 2017, the Company has recorded a provision of  $10,000 and $2,000, respectively, in relation to litigation resolved in January 2019 (see also note 9c (1)).
l. Income taxes
1)
The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

2)
Upon the distribution of dividends from the tax-exempt income of a Benefited Enterprise (see also note 11(a)(2)), the amount distributed is subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The tax amount will be recorded as an income tax expense in the period in which the Company declares the dividend. As to the amount of tax that would be owed if the Company distributed all of the retained earnings that would be subject to the tax exemption, see note 11a.

3)
The Company may incur an additional tax liability in the event of an inter-company dividend distribution from Foreign Subsidiaries; no additional deferred income taxes have been provided, since the Company does not expect to distribute inter-company dividends in the foreseeable future that may result in additional tax liability.

4)
Taxes that would apply in the event of disposal of investments in Subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s intent and ability to hold these investments.

5)
The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

m. Share-based compensation
The Company grants share options to its employees, directors and non-employees in consideration for services rendered. See note 10(1)(b) for details on outstanding share capital.
The Company accounts for share-based payment awards classified as equity awards using the grant date fair value method. The fair value at grant date of the issued equity award is recognized as an expense on a straight-line basis over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions at the time of grant and revises such estimates in subsequent periods if actual forfeitures differ from those estimates.
The Company elected to recognize share-based compensation cost for awards with only service conditions that have a graded vesting schedule using the straight-line method based on the multiple-option award approach.
When options are granted as consideration for services provided by consultants and other non-employees, the grant is accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. Prior to January 1, 2018, the fair value of the options granted was measured on a final basis at the end of the related service period and is recognized over the related service period using the straight-line method. Starting January 1, 2018, the fair value of the options granted is measured according to fair value as of the grant date and is recognized over the related service period using the straight-line method. See also note 2w(2).
n. Revenue recognition
In 2017, the Company early adopted ASC 606, “Revenue from Contracts with Customers” (“ASC 606”), using the full retrospective transition method, commencing as of January 1, 2016. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps:
(i) Identify the contract(s) with a customer.
(ii) Identify the performance obligations in the contract. The Company determined that its arrangements are generally comprised of the following elements that are recognized as separate performance obligations: products, consumables and extended warranties.
(iii) Determine the transaction price.
(iv) Allocate the transaction price to the performance obligations in the contract the Company estimates the standalone selling prices of the services to be provided based on expected pricing of service contract purchased on a standalone basis and used the residual approach to estimate the selling price of the products.
(v) Recognize revenue when (or as) the performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer, after considering any price concession expected to be provided to the customer, when applicable. At contract inception, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

The Company elected to use the following practical expedients that are permitted under the rules of the adoption, which have been applied consistently to all contracts within all reporting periods presented:
 —
Applying the practical expedient in paragraph 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in selling, general, and administrative expenses.

 —
The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The following is a description of the principal activities from which the Company generates its revenue.
Product Revenue, Net
Revenues from product sales are recognized when the customer obtains control of the Company’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.
Payment terms and conditions vary by customer. The Company’s standard terms for end users usually require payment upon delivery and for distributors require 50% down payment and 50% payment within 30 days from the invoice date.
The Company may enter into installment sales contracts with end users in North America that provide them with long-term (generally up to 60 months) financing for the purchase of the Company’s products. The interest rate used in these contracts reflects the credit characteristics of the party receiving financing in the contract, as well as any collateral or security provided by the customer. Interest income on these receivables is recognized as finance income and earned over the terms of the contract.
Variable consideration mainly includes price concessions related to installment sales contracts. The Company recognizes any variable consideration at the time that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
The Company does not grant a right of return, refund, cancelation or termination.
Service Revenue
The Company also generates revenues from long-term maintenance contracts (“Extended Warranty”). Revenue from Extended Warranty is recognized ratably, on a straight-line basis, over the period of the applicable service contract. Contract liabilities include deferred revenues derived from these maintenance agreements.
Revenue from repairs performed in the absence of Extended Warranty is recognized when the related services are performed and it is probable that the entity will collect the consideration it is entitled to. The Company classifies the portion of contract liabilities not expected to be earned in the subsequent 12 months as long-term.
o. Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and records an allowance when there is doubt as to the collectability of individual balances during the period in which such loss is determined to be probable based on an assessment of specific

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Doubtful account balances are written off and deducted from the allowance when the receivable is deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.
p. Warranty reserve
The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2018 and 2017:
	December 31,
	2018	2017
Balance at beginning of year	$380	$355
Charged to expense	(1,009)	(547)
Costs incurred	1,335	572
Balance at end of year	$706	$380
q. Cost of revenues
Cost of revenue consists of products purchased from turnkey sub-contractors that are responsible for the production of most of the Company’s products under the Company’s directions and supervision, raw materials for in-house assembly line, shipping and handling costs to customers and to subsidiaries, salary, employee-related expenses and overhead expenses of internal assembly line and service cost associate with warranty.
r. Research and development costs
Research and development costs are expensed as incurred and includes salaries and employee-related expenses, overhead expenses, material and third-party contractor’s charges related to product development, regulatory affairs and clinical studies.
s. Net income per share
Basic earnings per share are computed by dividing net income attributed to InMode Ltd. shareholders by the weighted average number of the Company’s ordinary shares, par value NIS 0.01 per ordinary share, outstanding for each period.
For the diluted earnings per share calculation, the weighted average number of shares outstanding during the year is adjusted for the average number of shares that are potentially issuable in connection with employee share-based payment, using the treasury stock method.
The Company deducts the accretion of the redeemable non-controlling interest in computing the basic and diluted earnings per share.
t. Fair value measurement
The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

in an orderly transaction between market participants at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.
The fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value.
The three levels of inputs that may be used to measure fair value are as follows:
Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2 — Observable prices that are based on identical or similar instruments not quoted on active markets, but corroborated by observable market data, or quoted prices for similar instruments in active markets.
Level 3 — Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
The Company maintains policies and procedures to determine the fair value of financial assets and liabilities using what it considers to be the most relevant and reliable market data available. In 2018, the Company reclassified marketable debt securities from Level 1 to Level 2 within the fair value hierarchy as these securities are priced based on a combination of quoted prices for identical or similar instruments in active markets and models with significant observable market inputs. Prior period amounts have been reclassified to conform with current period presentation.
u. Segments
The Company operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. The Company’s chief operating decision-maker evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The Company concluded that its unified business is conducted globally and accordingly represents one operating segment. As of December 31, 2018 and 2017, most of the Company’s long-lived assets were maintained in Israel. See note 12 for details relating to revenue by geography.
v. Deferred offering costs
Deferred offering costs relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within shareholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2017, there were no capitalized deferred offering costs in the consolidated balance sheet. As of December 31, 2018, there were $895 of deferred offering costs capitalized in the consolidated balance sheet.
w. Newly issued and recently adopted accounting pronouncements
Recently adopted accounting pronouncements:
1)
As of January 1, 2018, the Company adopted ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities” (“ASU 2016-01”), which relates to certain aspects of recognition, measurement, presentation, and

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued):

disclosure of financial instruments. Most prominent among the changes in the standard is the requirement for changes in the fair value of the Company’s equity investments, with certain exceptions, to be recognized through net income rather than other comprehensive income. Prior to the adoption the Company’s equity investments were accounted for as available-for-sale with changes in fair value recognized in other comprehensive income. At the time of adoption, the Company reclassified an unrealized gain net of tax of  $316 related to company’s equity investments from accumulated other comprehensive income (“AOCI”) to retained earnings. The amount of  $38, remaining in the AOCI at the time of adoption, relate to investments in debt securities.
2)
As of January 1, 2018, the Company adopted ASU 2018-07 (Topic 718) “Improvements to Nonemployee Share-Based Payment Accounting” that expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for certain exemptions specified in the amendment. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that fiscal year. Under the provision of the amendment, the Company measures share-based compensation to non-employees in the same manner (except for certain exceptions) as share-based compensation to employees.

Accounting pronouncements issued but not yet adopted:
3)
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). The guidance requires entities to record lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. The guidance will become effective for interim and annual periods beginning after December 15, 2018 (early adoption is permitted) and is required to be adopted at the earliest period presented using a modified retrospective approach. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. In July 2018, the FASB issued codification improvements, which clarify how to apply certain aspects of the new lease standard. In July 2018, the FASB issued targeted improvements, which provides with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company will adopt this standard as of January 1, 2019, which will result in an increase of  $1,585 in assets and liabilities on the Company’s consolidated balance sheet. The new standard will not have a material impact on the Company’s consolidated statement of income or consolidated statement of cash flows.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 3 — MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS
Marketable securities as of December 31, 2018 and December 31, 2017 consisted of marketable equity securities, debt securities and mutual fund securities. These marketable securities are recorded at fair value.
The following table sets forth the Company’s marketable securities for the periods indicated:
	December 31,
	2018	2017
Marketable equity securities	$—	$4,234
Government securities*	21,932	—
Corporate debt securities	4,600	2,655
Mutual funds	—	558
Total	$26,532	$7,447

*
As of December 31, 2018, consists of  $2,054 of non-U.S government securities.

The Company classifies marketable securities within Level 1 or Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value. See also note 2(t).
The following table sets forth the Company’s financial assets as of December 31, 2018 and 2017 that are measured at fair value on a recurring basis during the period:
	December 31, 2018
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 2 securities:
Government securities	$21,932	$21,878	$(3)	$57
Corporate debt securities	4,600	4,606	(15)	9
Total	$26,532	$26,484	$(18)	$66

	December 31, 2017
	Fair value	Cost or amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Level 1 securities:
Marketable equity securities	$4,234	$3,832	$(45)	$447
Mutual funds	558	550	—	8
Level 2 securities:
Corporate debt securities	2,655	2,604	(17)	68
Total	$7,447	$6,986	$(62)	$523
As of December 31, 2018 and 2017, the Company considered the decreases in market value on its marketable securities to be temporary in nature and did not consider any of the Company’s investments to be other-than-temporarily impaired.
As of December 31, 2018, the majority of the Company’s government bond holdings for the amount of  $19,878, are highly liquid U.S. government securities.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 3 — MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued):

As of December 31, 2018 and 2017, the Company’s debt securities had the following maturity dates:
	Market value
	December 31,
	2018	2017
Due within one year	$12,801	$200
1 to 2 years	9,068	—
2 to 3 years	2,609	—
3 to 4 years	2,054	169
4 to 5 years	—	820
More than 5 years	—	1,466
Total	$26,532	$2,655
NOTE 4 — ACCOUNTS RECEIVABLE:
Accounts receivable consist of the following:
	December 31,
	2018	2017
Trade	$6,768	$6,759
Notes receivable	1,138	528
Less – allowance for doubtful debt	(354)	(387)
	7,552	6,900
Less – non-current accounts receivable	(544)	(1,137)
Total accounts receivable	$7,008	$5,763
NOTE 5 — INVENTORIES:
Inventories consist of the following:
	December 31,
	2018	2017
Raw materials	$2,508	$2,407
Finished products	4,455	2,628
Total inventories	$6,963	$5,035

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 6 — PROPERTY AND EQUIPMENT, NET:
Composition of property and equipment grouped by major classifications is as follows:
	December 31,
	2018	2017
Computers	$282	$128
Office furniture and equipment	118	96
Molds	914	737
Leasehold improvements	149	120
	1,463	1,081
Less: accumulated depreciation	(919)	(735)
Total property and equipment, net	$544	$346
Total depreciation and amortization in respect of property and equipment were $184 and $204 for the years ended December 31, 2018 and 2017, respectively.
NOTE 7 — OTHER LIABILITIES:
Other liabilities consist of the following:
	December 31,
	2018	2017
Employees and related expenses	$5,473	$4,014
Government institutions	1,232	1,070
Income tax	324	1,024
Other	2,136	1,149
Total other liabilities	$9,165	$7,257
NOTE 8 — EMPLOYEE SEVERANCE BENEFITS
The Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances.
In accordance with the current employment terms with all of its employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit obligation. The Company is fully relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s Consolidated balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies.
The amounts of severance payment expenses were $174 and $154 for the years ended December 31, 2018 and 2017, respectively.
The Company expects to contribute approximately $193 in the year ending December 31, 2019 to insurance companies in connection with its expected severance liabilities for the year.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 9 — COMMITMENTS AND CONTINGENT LIABILITIES:
a. Leases
In May 2018, the Company signed a new lease agreement for its headquarters in Israel which expires on December 2021. The cost under the new lease agreement is linked to the Israeli Consumer Price Index. For the purpose of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor with a bank guarantee of 231 thousand New Israeli Shekels (NIS), approximately $62. Prior to that, the Company had a lease agreement, for its headquarters in Israel, with a related party regarding a supplemental lease agreement in 2019, see note 14.
The Company’s U.S. subsidiary has a lease agreement for its offices that expires in August 2022.
The Company’s Canadian subsidiary has a lease agreement for its offices that expires in June 2022. The lease is with related parties.
The minimum lease payments of the Company for the next years, at rates in effect at December 31, 2018, are as follows:
Year ending December 31:
2019	$392
2020	399
2021	405
2022	119
Total future minimum lease payments	$1,315
Rent expense amounted to approximately $403 and $287 for the years ended December 31, 2018 and 2017, respectively.
b. Subcontracting agreement
The Company has entered into a turnkey manufacturing agreement with its major subcontractor provider in Israel in connection with manufacturing and assembling the Company’s products. The agreement is renewed automatically every year, unless either the Company or the turnkey manufacturer gives written notice three months prior to the expiration of the term. Additionally, the Company or the turnkey manufacturer has the ability to terminate the contract at any time and for any reason with a prior written notice of four months.
According to the agreement, the Company does not have a minimum order obligation but the Company provides the subcontractor a six-month rolling forecast with the projected demand for products. In case of termination of the agreement, the Company has to compensate the subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of December 31, 2018, the subcontractor’s finished goods inventory, raw material and open orders amounted to approximately $2.4 million.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 9 — COMMITMENTS AND CONTINGENT LIABILITIES: (continued):

c. Litigation and contingencies
The Company is involved in various claims, legal proceedings and investigations, including those described below. While it is not feasible to predict the outcome of such pending claims, proceedings and investigations with certainty, management is of the opinion that their ultimate resolution should not have a material adverse effect on the Company’s financial position, cash flows, or results of operations, except where noted below:
1)
Syneron-Candela:

a)
In January 2016, Syneron Medical Ltd. (“Syneron”) filed a claim against the Company’s U.S. subsidiary and its Israeli subsidiary in the United States District Court in the Central District of California, claiming alleged infringement of four U.S. patents of Syneron. In the framework of the claim, Syneron requested the court a permanent injunction enjoining the named subsidiaries, officers and others on its behalf from infringing the patents, and to enter a judgment and order requiring defendants to compensate Syneron for the alleged infringement of the patents. In September 2018, the court granted summary judgment and ruled in the Company’s favor on all claims asserted against the Company related to the intellectual property in dispute. Syneron appealed.

b)
In April 2017, Syneron and Candela Corporation (“Syneron-Candela”) filed a claim against the Company’s U.S. subsidiary, its Israeli subsidiary and the Company in the United States District Court in Tennessee, claiming that the defendants interfered with the plaintiffs’ business, misappropriated plaintiffs’ trade secrets, interfered with plaintiffs’ employment relationships, and induced the breach of plaintiffs’ employment agreements with four former employees. The plaintiffs filed a motion for expedited discovery. The Company filed a motion to dismiss the action on procedural grounds. The parties reported the case as settled in September 2017. The full and final settlement agreement was signed by all parties in February 2018 for an immaterial amount.

c)
In April 2018, Syneron-Candela filed claims with the International Trade Commission and with Massachusetts General Hospital (“MGH”), in the United States District Court for the District of Massachusetts against the Company’s U.S. and Israeli subsidiaries, alleging that the Company’s fractional RF products infringed two U.S. patents owned by Syneron-Candela and MGH that purport to cover systems and methods for treating skin and arranging electrodes on skin therapy devices.

In January 2019, the Company entered into a settlement agreement with Syneron-Candela and MGH that resolved all patent claims previously in dispute in exchange for a one-time cash payment that the Company made to Syneron-Candela and MGH in February 2019. As part of such settlement agreement, the Company entered into a sublicense agreement with Syneron-Candela and MGH that granted the Company and its subsidiaries a fully paid non exclusive, royalty-free worldwide sublicense to practice the patents and applications previously in dispute in the licensed field. The sublicense shall continue until the expiration of the last surviving patent or application granted pursuant to the sublicense agreement. See also note 2k.
2)
In May 2017, Cynosure, Inc. (“Cynosure”) filed a claim against the Company’s U.S. subsidiary in the United States District Court for the Southern District of Texas (Houston). The case was transferred to the District of Massachusetts. Cynosure claimed that the Company’s U.S. subsidiary unlawfully solicited certain former Cynosure employees, misappropriated Cynosure’s trade secrets, and aided and abetted the employees’ breaches of their fiduciary duties to Cynosure. A full and final settlement agreement was executed in February 2018 for an immaterial amount.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 9 — COMMITMENTS AND CONTINGENT LIABILITIES: (continued):

As of December 31, 2018, the Company has accrued a provision of  $10,000 in connection with its legal proceedings and settlements.
NOTE 10 — SHAREHOLDERS’ EQUITY:
a. Share Capital
1) Ordinary shares
Each holder of the Company’s ordinary shares is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available, when and if declared by the Company’s Board of Directors. Since inception, the Company has not declared any dividends.
2) Share-based compensation
On January 30, 2008, the Company’s board of directors adopted two share option plans as follows (collectively, the “2008 Plans”):
a)
2008 Israeli Option Plan (the “2008 Israeli Plan”) allowing the Company to grant options to purchase ordinary shares to Israeli employees, officers, directors, consultants and service providers.

b)
2008 ROW Option Plan (the “2008 ROW Plan”) allowing the Company to grant options to purchase ordinary shares to non-Israeli employees, officers, directors, consultants and service providers.

In June 2018, the Company’s board of directors adopted a new incentive plan (“2018 Incentive Plan”), allowing the Company to grant options to purchase ordinary shares, restricted shares or other awards to Israeli and other non-U.S. employees, officers, directors, consultants and service providers of the Company. The 2018 Incentive Plan also includes as an appendix a sub-plan allowing the Company to grant options to purchase ordinary shares, restricted shares or other incentive awards to U.S. employees, officers, directors, consultants and service providers of the Company.
The grant of options to Israeli employees, officers and directors under the 2008 Israeli Plan and the 2018 Incentive Plan is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance. Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the 2008 Israeli Plan, with the exception of the work-income benefit component, if any, determined on grant date. For consultants and service providers, the 2008 Israeli Plan and the 2018 Incentive Plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.
Upon the adoption of the 2018 Incentive Plan, the then current pool of options available for future grants under the 2008 Plans was canceled and returned to the Company’s authorized and un-issued share capital.
Upon adoption of the 2018 Incentive Plan, up to 1,000,000 of the Company’s authorized and unissued ordinary shares may be issued pursuant to awards under the 2018 Incentive Plan. The number of reserved, authorized and unissued ordinary shares of the Company available for issuance of awards pursuant to the 2018 Incentive Plan shall automatically increase on an annual basis as follows: on the first business day of each calendar year beginning in 2019, the number of options equal to the lesser of  (i) 800,000 ordinary shares, (ii) three percent of the number of shares outstanding as of such date or (iii) a lesser number of ordinary shares as shall be determined by the board of directors.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 10 — SHAREHOLDERS’ EQUITY: (continued):

During 2018, the Company granted options to employees and to consultants as following: in February the Company granted 2,000 options to employees and in September 2018, the Company granted 198,100 options to employees and consultants.
As of December 31, 2018, 811,900 options were available for grant under the 2018 Incentive Plan.
For options granted after the consolidated balance sheet date, see note 14.
a) Options granted to employees
	Year ended December 31,
	2018		2017
	Number of Options	Weighted average exercise price*	Number of options	Weighted Average Exercise price*
Outstanding at beginning of year	3,760,977	$0.94	1,430,450	$0.84
Changes during the year:
Granted	118,600	11.13	3,128,300	1.00
Exercised	(160,536)	1.00	(44,447)	1.00
Forfeited	(24,997)	5.12	(598,318)	1.00
Expired	(24,069)	1.00	(155,008)	1.00
Outstanding at end of year	3,669,975	$1.24	3,760,977	$0.94
Exercisable at end of year	3,554,716	$1.00	2,073,644	$0.89

*
In dollars per ordinary share.

As of December 31, 2018, the weighted-average remaining contractual life of exercisable options was 4.43 years. The total intrinsic value of options exercised during 2018 and 2017 was approximately $1,247 and $199, respectively.
The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:
	2018	2017
Fair value of one ordinary share	$8.70 – $11.30	$0.86 – $5.58
Dividend yield	0%	0%
Expected volatility	51.2%	39% –50%
Risk-free interest rate	2.96%	0.82% – 2.26%
Early exercise multiple (“EEM”)	150% – 250%	150% – 250%
Contractual term	7 years	7 years
The expected volatility is based on the historical volatility of comparable companies.
The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms.
Since the Company’s ordinary shares are not publicly traded, the early exercise multiple (“EEM”) was based on academic empirical findings. The EEM of grantees in private companies is expected to be higher due to the lack of marketability that leads to a longer exercise period for options.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 10 — SHAREHOLDERS’ EQUITY: (continued):

The weighted average fair value of employee options granted during the years ended December 31, 2018 and 2017 was $408 and $1,301, respectively. As of December 31, 2018, the Company had 115,259 unvested options. The total unrecognized compensation cost of employee options at December 31, 2018 is $267, which is expected to be recognized over a weighted average period of 0.58 years.
b) Options granted to consultants and other service providers:
	Year ended December 31,
	2018		2017
	Number of options	Weighted average exercise price*	Number of options	Weighted average exercise price*
Outstanding at beginning of year	1,523,500	$0.96	964,500	$0.94
Changes during the year –
Granted	81,500	11.30	677,500	1.00
Exercised	(25,000)	1.00	(11,500)	1.00
Forfeited	—	—	(100,000)	1.00
Expired	—	—	(7,000)	1.00
Outstanding at end of year	1,580,000	$1.49	1,523,500	$0.96
Exercisable at end of year	1,517,625	$1.09	999,583	$0.94

*
In dollars per ordinary share.

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:
	2018	2017
Fair value of one ordinary share	$11.30	$0.80 – $7.35
Dividend yield	0%	0%
Expected volatility	51.2%	39% –50%
Risk-free interest rate	2.96%	0.82% – 2.26%
Early exercise multiple	150% – 250%	150% – 250%
Contractual term	7 years	7 years
The expected volatility is based on the historical volatility of comparable companies.
The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms.
Since the Company’s ordinary shares are not publicly traded, the early exercise multiple (“EEM”) was based on academic empirical findings. The EEM of grantees in private companies is expected to be higher due to the lack of marketability that leads to a longer exercise period for options.
The weighted average fair value of non-employee options granted during the years ended December 31, 2018 and 2017 was $508 and $417, respectively. As of December 31, 2018, the Company had 62,375 unvested options. The total unrecognized compensation cost of non-employee options at December 31, 2018 is $375 which is expected to be recognized over a weighted average period of 0.97 years.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 10 — SHAREHOLDERS’ EQUITY: (continued):

c) The following tables summarize information concerning outstanding and exercisable options as of December 31, 2018:
December 31, 2018
Options outstanding			Options exercisable
Exercise prices*	Number of options outstanding at end of year	Weighted average remaining contractual life	Number of options exercisable at end of year	Weighted average remaining contractual life
$0.35	405,000	1.86	405,000	1.86
$0.78	111,000	3.87	111,000	3.87
$1.00	4,545,875	4.51	4,515,375	4.51
$11.30	188,100	6.72	40,966	6.72

*
In dollars per ordinary share.

The aggregate intrinsic value of total vested and exercisable options as of December 31, 2018 is $62,111.
d) The following table illustrates the effect of share-based compensation on the statements of operations:
	Year ended December 31,
	2018	2017
Cost of sales	$25	$36
Research and development expenses	63	21
Selling and marketing expenses	1,817	2,277
General and administrative expenses	42	102
	$1,947	$2,436
b.
Non-Controlling Interests

1) In December 2016, the Company signed a joint venture agreement with Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) (“GIBF”), an investment fund established by the Guangzhou government, to invest in Israeli companies, pursuant to which an Equity Joint Venture Company (“JVC”) was established. According to the agreement, the Company provides to the JVC a license to use the Company’s knowledge in exchange for a 51% interest, and GIBF will invest (in a Chinese local currency “RMB”) an amount of RMB 50 million (approximately $7.2 million), in exchange for a 49% interest of the JVC. The investment is to be made in three installments following the achievement of specified milestones: (i) 25% of the investment was made 30 days following the investment’s closing, (ii) 35% of the investment is to be made following the initiation of a production and manufacturing line, and (iii) 40% of the investment is to be made following the sale of 10 platforms in China. The JVC will distribute the Company’s products in China and develop and manufacture new products for the Chinese market under the Company’s license. In 2017, the JVC satisfied the first milestone and GIBF invested approximately $1.7 million.
The non-controlling partner in JVC has the right to convert its equity interest in the JVC in connection with an initial public offering of the Company into shares of the Company, based upon the aggregate investment made in the JVC and the price range established as part of the initial public offering process. On February 21, 2019, the non-controlling partner in the JVC signed an agreement in which the

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 10 — SHAREHOLDERS’ EQUITY: (continued):

non-controlling partner in the JVC waived any and all rights, privileges and interests with regards to such conversion right (“JVC Waiver”). However, the JVC Waiver will be effective only upon a completion of an IPO process on or before June 15, 2019. Additionally, the non-controlling partner in the Company’s subsidiary located in the United Kingdom (“Invasix UK”) had the right to convert its equity interest in Invasix UK in connection with an initial public offering of the Company into shares of the Company. The number of the Company’s ordinary shares that would have been issued to the non-controlling partner upon the conversion of its equity interest in Invasix UK would have been based on the percentage of Invasix UK’s sales in relation to the total sales of the Company. On August 30, 2018, the non-controlling partner waived any and all rights, privileges and interests with regards to such conversion right (“UK Waiver”).
The non-controlling partners’ conversion rights are presented in the Company’s consolidated financial statements as part of the redeemable non-controlling interest which is classified as “mezzanine”. The Company adjusts the carrying amount of its redeemable non-controlling interest to its redemption value to retained earnings. As, a result of the UK Waiver, the Company reclassified into non-controlling interests the balance of UK redeemable non-controlling interest in an amount of  $1,414. The remaining “mezzanine” balance represents the JVC’s partner right to convert. Starting from August 30, 2018, the non-controlling partner in Invasix UK has been considered and treated as a non-controlling interest.
2) The changes in redeemable non-controlling interest are as follow:
	2018	2017
Balance as of January 1	$3,066	$183
Adjustment to redemption value of redeemable non-controlling interest	535	1,154
Increases due to additional investment of redeemable non-controlling interest	—	1,729
Waiver of redeemable non-controlling interest	(1,414)	—
Balance as of December 31	$2,187	$3,066
NOTE 11 — TAXES ON INCOME:
a. InMode Ltd.
The Company is taxed according to Israeli tax laws:
1) Measurement of results for tax purposes
Since 2008, the Company has measured the results of the Israeli Company for tax purposes in nominal terms in NIS.
These consolidated financial statements are presented in U.S. dollars. The changes in the exchange rate of the dollar, both on an annual and a cumulative basis cause a difference between taxable income and income reflected in these consolidated financial statements. ASC 740-10-25 prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are re-measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.
2) Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter — the law)

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 11 — TAXES ON INCOME: (continued):

Under the Encouragement of Capital Investments Law, including Amendment No. 60 thereof as published in April 2005, by virtue of the “Approved Enterprise” or “Benefited Enterprise” status, the Israeli Company is entitled to various tax benefits as follows:
a) Reduced tax rates
Income derived from the Benefited Enterprise during a 10-year period commencing upon the year in which the enterprise first realizes taxable income is tax exempt, provided that the maximum period to which it is restricted by the Encouragement of Capital Investments Law has not elapsed.
On 2009, the Israeli company received a tax ruling (the “Ruling”) approving its activity as a Benefited Enterprise, provided that the Israeli company meets the requirements under the Ruling. The Israeli company’s facility obtained the status of a Benefited Enterprise, which made it eligible for tax benefits for a period of up to ten years.
The period of benefits of the Benefited Enterprise of the Company commenced in 2012. As of December 31, 2018, the Company’s retained earnings primarily derived from the benefits of its Benefited Enterprise status.
In the event of a distribution of dividends (or deemed dividends) from income that was tax exempt as discussed above, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income (25%). In addition, upon distribution of dividends from tax-exempt income, the recipient shall be subject to tax at the rate of 15% (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company.
b) Conditions for entitlement to the benefits
The Israeli company entitlement to the benefits described above is subject to its fulfilling the conditions stipulated by the law, rules and regulations published thereunder, in its Benefited Enterprise as determined on the ruling received. These conditions include, among other things, that the production, directly or through subcontractors, of all the Company’s products should be performed in certain areas of Israel. If there is any failure by the Israeli company to comply with these conditions, the benefits may be cancelled and the Israeli company may be required to refund the amount of the benefits, in whole or in part, with interest.
c) Amendments of the Law for the Encouragement of Capital Investments, 1959
Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by “Preferred Companies” from “Preferred Enterprises” (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefited Enterprises during their benefits period. According to the 2011 Amendment, the tax rate applicable to such income, referred to as ‘Preferred Income,’ would be 10% in areas in Israel that are designated as Development Zone “A” and 15% elsewhere in Israel in 2011 and 2012, 7% and 12.5%, respectively, in 2013, 9% and 16% respectively, in 2014, 2015 and 2016, and 7.5% and 16%, respectively, from 2017 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced income tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company; provided, however, that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefited Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 11 — TAXES ON INCOME: (continued):

While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefited Enterprises as previously described, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.
Additional amendments to the Investment Law became effective in January 2017 (the “2017 Amendment”). Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from “Preferred Technological Enterprises” (“PTE”) (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone “A” and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (“SPTE”) as defined in the 2017 Amendment) regardless of the company’s geographical location within Israel. A Preferred Company distributing dividends from income derived from its PTE or SPTE, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%). Such taxes would generally be withheld at source by the distributing company.
On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have.
Under the transitional provisions of the law, a company is allowed to continue to enjoy the tax benefits available under the law prior to its amendment until the end of the period of benefits, as defined in the law. In each year during the period of benefits as a Benefited Enterprise, the Company will be able to opt for application of the amendment, thereby making available the tax rates discussed above. The Company’s election to apply the amendment is irrecoverable.
As of December 31, 2018, the Company’s management decided not to adopt the application of the amendment.
3) Corporate tax rate in Israel
In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%. In

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 11 — TAXES ON INCOME: (continued):

December 2016, additional legislation was enacted, reducing the corporate tax rate to 24% for 2017 and to 23% for 2018 and thereafter. There is no impact on the financial statements of the Company as a result of the changes in the Israeli corporate tax rate.
Capital gain is subject to capital gain tax according to the corporate tax rate in the year which the assets are sold.
b. Subsidiaries outside of Israel
Subsidiaries that are incorporated outside of Israel are assessed for taxes under the tax laws in their countries of residence.
On December 22, 2017, the “Tax Cuts and Jobs Act” (the “U.S. Tax Legislation”) was enacted in the United States. Except for certain provisions, the U.S. Tax Legislation is effective for tax years beginning on or after January 1, 2018. The U.S. Tax Legislation significantly revises several sections of the US Internal Revenue Code including, among other things, lowering the corporate income tax rate from 35% to 21% effective January 1, 2018, limiting deductibility of interest expense and implementing a territorial tax system that imposes a repatriation tax on deemed repatriated earnings of foreign subsidiaries. The Company has made a reasonable estimate of the effect on the Company’s U.S. subsidiary’s deferred tax balances and reduced the deferred tax assets by $406 for the year ended December 31, 2017 due to the change in the statutory tax rate.
c. Deferred income taxes
Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) at December 31, 2018 and 2017 were as follows:
	December 31,
	2018	2017
Deferred tax assets in respect of:
Subsidiary net operating loss	$291	$253
Other temporary differences	353	256
Share-based compensation	956	554
Total deferred tax asset before valuation allowance	1,600	1,063
Valuation allowance	(291)	(253)
Total deferred tax asset	1,309	810
Deferred tax lability in respect to other comprehensive income	(11)	(106)
Total deferred tax liability	(11)	(106)
Deferred tax asset, net	$1,298	$704
Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse. Since the Israeli company is entitled to a tax exemption for a period of ten years, the tax rate used in computation of deferred taxes on its timing differences is zero (except for deferred taxes on unrealized gains from marketable securities); therefore, deferred taxes are recognized mainly from the Company’s U.S. subsidiary.
The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regard to the future realization of deferred tax assets for each jurisdiction.

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 11 — TAXES ON INCOME: (continued):

d. Reconciliation of theoretical tax expense to actual tax expense
Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:
	Year ended December 31,
	2018	2017
Income before taxes on income	$23,625	$9,799
Theoretical tax expenses at the statutory rate	23%	24%
	5,434	2,352
Increase (decrease) in taxes on income due to:
Benefits to the Benefited Enterprise	$(5,162)	$(2,256)
Different effective tax rates applicable to the subsidiaries	53	87
Changes in tax rate in the United States	—	406
Valuation allowance	91	119
Uncertain tax position	771	—
Non-deductible expenses	73	247
Previous year	—	25
	$1,260	$980
e. Tax assessments
In accordance with the Israel Income Tax Ordinance, as of December 31, 2018, all tax assessments on the Company and the Company’s subsidiary in Israel through tax year 2013 are considered final.
A summary of open tax years by jurisdictions is presented below:
Jurisdiction	Years
Israel	2014 – 2018
The United States	2015 – 2018
Japan	2014 – 2018
United Kingdom	2014 – 2018
Canada	2014 – 2018
China	2016 – 2018
Spain	2018
f. Income before income taxes is composed of the following:
	Year ended December 31,
	2018	2017
The Company	$22,049	$9,400
Subsidiaries outside Israel	1,576	399
	$23,625	$9,799

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 11 — TAXES ON INCOME: (continued):

g. Tax expenses:
	Year ended December 31,
	2018	2017
Current:
In Israel	$3	$—
Subsidiaries	1,850	1,535
	$1,853	$1,535
Previous year:
In Israel	—	25
	—	25
Deferred:
In Israel	(94)	—
Subsidiaries	(499)	(580)
	(593)	(580)
Total taxes on incomes	$1,260	$980
h. Uncertain tax positions:
ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.
The following table summarizes the activity of the Company’s unrecognized tax benefits:
Year ended December 31, 2018
Balance at January 1, 2018	$—
Increase in uncertain tax positions for the current year	771
Balance at December 31, 2018	$771
NOTE 12 — REVENUE:
a. Net sales by geographic area were as follows:
	Year ended December 31,
	2018	2017
North America	$89,350	$44,592
Europe	5,692	4,598
Asia-Pacific	2,785	3,136
Other	2,335	1,130
Total sales:	$100,162	$53,456

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 12 — REVENUE: (continued):

b. The changes in contract liabilities are as follows:
	December 31,
	2018	2017
Balance as of January 1	$4,496	$406
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	6,302	4,418
Revenue recognized that was included in the contract liability balance at the beginning of the period	(1,061)	(328)
Balance as of December 31	$9,737	$4,496
Contract liability presented in non-current liabilities(1)	$3,982	$3,362
Contract liability presented in current liabilities	$5,755	$1,134

(1)
As of December 31, 2018, non-current deferred revenue is estimated to be recognized as follows: 62% in year 2020, 29% in year 2021 and the rest in years 2022 – 2023.

NOTE 13 — RELATED PARTIES
The Company receives certain services from Home Skinnovations Ltd., a related party. The services include an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. The chief executive officer of the Company is a board member of Home Skinnovations Ltd. and was the chief executive officer of Home Skinnovations Ltd. until June 2018. The Company recorded expenses related to services received from Home Skinnovations Ltd. of $82 and $240 for the years ended December 31, 2018 and 2017, respectively.
Commencing on May 2018, the Company ceased to receive office sublease services from Home Skinnovations Ltd. as a result of the Company’s new lease agreement (see note 9a).
The Company’s subsidiary in Canada receives certain services from a subsidiary of Home Skinnovations Ltd. in Canada as part of a service agreement. The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, the Company recorded expenses in the amount of  $140 and $128 for the years ended December 31, 2018 and 2017, respectively.
The Company’s subsidiaries in Canada and the United States receive certain marketing services from one of the Company’s shareholders and its related party. The Company’s subsidiaries in Canada and the United States recorded expenses related to those services in the amount of  $30 and $458, respectively, for the year ended December 31, 2018.
NOTE 14 — SUBSEQUENT EVENTS
The Company has concluded the following events require disclosure in the accompanying consolidated financial statements:
1)
In January 2019, the Company granted 266,000 options to its employees and consultants.

2)
On January 13, 2019, the Company signed a supplement lease agreement, expanding its headquarters in Israel, which expires in December 2021 (the “Supplement Lease Agreement”). The cost under the Supplement Lease Agreement is linked to the Israeli Consumer Price Index. For the purpose of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor of its headquarters with an additional bank guarantee of 90 thousand NIS (approximately $24).

INMODE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share amounts)

NOTE 14 — SUBSEQUENT EVENTS (continued):

3)
In January 2019, the Company signed a settlement agreement. See note 9c(1).

The Company has evaluated subsequent events from December 31, 2018 through March 13, 2019, the date at which the consolidated financial statements were available to be issued and determined there are no other items requiring disclosure beyond those already disclosed, and there were no material subsequent events that required recognition in these consolidated financial statements.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	March 31, 2019	December 31, 2018
Assets
CURRENT ASSETS:
Cash and cash equivalents	$18,951	$24,721
Marketable securities	29,045	26,532
Short-term bank deposits	16,087	10,045
Accounts receivable, net of allowance for doubtful accounts	6,746	7,008
Other receivables	1,625	2,495
Inventories	7,092	6,963
TOTAL CURRENT ASSETS	$79,546	$77,764
NON-CURRENT ASSETS:
Accounts receivable	$600	$544
Deferred offering costs	990	895
Deferred income taxes, net	1,375	1,309
Property and equipment, net	859	544
Operating lease right-of-use assets	1,697	—
TOTAL NON-CURRENT ASSETS	5,521	3,292
TOTAL ASSETS	$85,067	$81,056
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	$3,589	$4,509
Contract liabilities	8,557	5,755
Other liabilities	9,343	9,165
Accrued contingencies	—	10,000
TOTAL CURRENT LIABILITIES	$21,489	$29,429
NON-CURRENT LIABILITIES:
Contract liabilities	$4,091	$3,982
Other liabilities	771	771
Operating lease liabilities	1,109	—
Deferred income taxes, net	31	11
TOTAL NON-CURRENT LIABILITIES	6,002	4,764
TOTAL LIABILITIES	$27,491	$34,193
COMMITMENTS AND CONTINGENCIES (Note 4)
REDEEMABLE NON-CONTROLLING INTEREST	$2,252	$2,187
SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, – authorized: 20,000,000 at March 31, 2019 and December 31, 2018; issued and outstanding: 15,062,452 and 14,914,701 shares at March 31, 2019 and December 31, 2018, respectively	$42	$42
Additional paid-in capital	10,708	10,184
Retained earnings	43,030	32,971
Accumulated other comprehensive income	103	66
InMode Ltd. shareholders’ equity	53,883	43,263
Non-controlling interests	1,441	1,413
TOTAL SHAREHOLDERS’ EQUITY	55,324	44,676
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$85,067	$81,056

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended March 31,
	2019	2018
REVENUES	$30,552	$20,911
COST OF REVENUES	4,271	3,532
GROSS PROFIT	26,281	17,379
OPERATING EXPENSES:
Research and development	1,199	880
Sales and marketing	14,097	9,665
General and administrative	1,053	895
TOTAL OPERATING EXPENSES	16,349	11,440
INCOME FROM OPERATIONS	9,932	5,939
Finance income, net	403	278
INCOME BEFORE TAXES	10,335	6,217
INCOME TAX (TAX BENEFIT)	177	(149)
NET INCOME	10,158	6,366
Less: Net income attributable to non-controlling interests	(34)	—
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$10,124	$6,366
NET INCOME PER SHARE :
Basic	$0.67	$0.40
Diluted	$0.51	$0.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	14,990,591	14,811,090
Diluted	19,728,929	19,398,499
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended March 31,
	2019	2018
NET INCOME	$10,158	$6,366
OTHER COMPREHENSIVE INCOME:
Change in foreign currency translation adjustment	(34)	(2)
Change in net unrealized gains of marketable securities, net of tax	65	(45)
TOTAL COMPREHENSIVE INCOME, net	10,189	6,319
Less: Comprehensive income attributable to non-controlling interests	(28)	—
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$10,161	$6,319
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	InMode Ltd. Shareholders’ Equity					Non-controlling Interests	Total
	Ordinary Shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income
	Number of shares issued	Amount
BALANCE AS OF JANUARY 1, 2018, as previously reported	14,729,165	41	$8,052	$10,819	$541	—	$19,453
Impact of adoption of ASU 2016-01	—	—	—	316	(316)	—	—
BALANCE AS OF JANUARY 1, 2018, as adjusted	14,729,165	41	8,052	11,135	225	—	19,453
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2018:
Net income	—	—	—	6,366	—	—	6,366
Other comprehensive income, net	—	—	—	—	(47)	—	(47)
Share-based compensation	—	—	833	—	—	—	833
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	(431)	—	—	(431)
Exercise of options	149,350	1	149	—	—	—	150
BALANCE AT MARCH 31, 2018	14,878,515	42	$9,034	$17,070	$178	—	$26,324
BALANCE AS OF JANUARY 1, 2019	14,914,701	42	$10,184	$32,971	$66	1,413	$44,676
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2019:
Net income	—	—	—	10,124	—	34	10,158
Other comprehensive income, net	—	—	—	—	37	(6)	31
Share-based compensation	—	—	402	—	—	—	402
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	(65)	—	—	(65)
Exercise of options	147,751	*	122	—	—	—	122
BALANCE AT MARCH 31, 2019	15,062,452	42	$10,708	$43,030	$103	1,441	$55,324

*
Representing an amount less than one thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,158	$6,366
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63	35
Share-based compensation	402	833
Allowance for doubtful accounts expenses	59	(73)
Gains on marketable securities, net	—	(33)
Changes in fair value of marketable securities, net	—	(6)
Finance income, net	(183)	—
Provision for deferred income taxes, net	(66)	(4)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	147	(564)
Decrease in other receivables	873	251
Increase in inventories	(129)	(824)
Increase (decrease) in accounts payable	(1,015)	487
Increase (decrease) in other liabilities	(449)	183
Increase in contract liabilities	2,911	746
Decrease in accrued contingencies	(10,000)	—
Net cash provided by operating activities	$2,771	$7,397
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(11,000)	—
Proceeds from short-term deposit	5,000	—
Purchase of fixed assets	(378)	(45)
Purchase of marketable securities	(4,918)	(2,444)
Proceeds from sale of marketable securities	2,603	496
Net cash used in investing activities	$(8,693)	$(1,993)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	$122	$150
Net cash provided by financing activities	122	150
EFFECT OF EXCHANGE RATE CHANGES ON CASH	30	(11)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,770)	5,543
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	24,721	17,593
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$18,951	$23,136
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Income taxes paid	$—	$42
Interest received	$213	$136
NON CASH FINANCING ACTIVITIES
Deferred offering costs in accounts payable	$95	$—
Operating lease right-of-use assets	$245	$—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)
NOTE 1 — GENERAL
InMode Ltd. (separately and together with its subsidiaries, the “Company”) was incorporated on January 2, 2008 and commenced operations shortly thereafter. The Company’s headquarters are located in Israel.
The Company designs, develops, manufactures and markets innovative surgical aesthetic and medical treatment solutions based on its proprietary radio frequency assisted lipolysis and deep subdermal fractional radio frequency technologies. These technologies are used to remodel subdermal adipose, or fatty, tissue in a variety of procedures including liposuction with simultaneous skin tightening, body and face contouring and ablative skin rejuvenation treatments. In addition to the minimally-invasive technologies, the Company designs, develops, manufactures and markets non-invasive medical aesthetic products that target a wide array of procedures including permanent hair reduction, facial skin rejuvenation, wrinkle reduction, cellulite treatment, skin appearance and texture and superficial benign vascular and pigmented lesions.
The Company has seven wholly-owned subsidiaries located in the United States, Canada, Hong Kong, Japan, Spain, Israel and India. In addition, the Company has two subsidiaries located in the United Kingdom and China and holds a 51% interest in each of those subsidiaries. The Company’s nine subsidiaries are referred to collectively herein as the “Subsidiaries.” The Company sells its products primarily through its Subsidiaries. Regarding the establishment of InMode India Ltd., see note 11.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
a. Basis of presentation
The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of March 31, 2019 and the results of operations and cash flows for the three month periods ended March 31, 2019 and 2018.
The results for the three-month period ended March 31, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.
These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2018. The comparative balance sheet at December 31, 2018 has been derived from the audited consolidated financial statements at that date.
b. Leases
The Company adopted ASU No. 2016-02, Leases (Topic 842), on January 1, 2019 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840.
The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward the Company’s historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and the Company’s initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

Upon adoption, the new standard resulted in an increase of  $1,585 in operating lease right-of-use (“ROU”) assets and corresponding liabilities on the Company’s consolidated balance sheet and did not have a material impact on the Company’s consolidated statement of income or consolidated statement of cash flows and did not have an impact on the comparative figures (see also note 7).
The Company determines if an arrangement is a lease at inception. Operating leases are included in ROU assets, other current liabilities, and operating lease liabilities in the consolidated balance sheets.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit rate when readily determinable. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
NOTE 3 — MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS
Marketable securities as of March 31, 2019 and December 31, 2018 consisted of marketable debt securities. These marketable securities are recorded at fair value.
The following table sets forth the Company’s marketable securities for the periods indicated:
	March 31, 2019	December 31, 2018
Government securities*	$24,022	$21,932
Corporate debt securities	5,023	4,600
Total	$29,045	$26,532

*
As of March 31, 2019 and December 31, 2018, consists of  $2,103 and $2,054 non-U.S government securities, respectively.

The Company classifies marketable securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.
The following table sets forth the Company’s financial assets as of March 31, 2019 and December 31, 2018 that are measured at fair value on a recurring basis during the respective period:
	March 31, 2019
	Fair value	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding loss
Level 2 securities:
Government securities	$24,022	$23,913	$—	$109
Corporate debt securities	5,023	4,998	(6)	31
Total	$29,045	$28,911	$(6)	$140

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 3 — MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued):

	December 31, 2018
	Fair value	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding loss
Level 2 securities:
Government securities	$21,932	$21,878	$(3)	$57
Corporate debt securities	4,600	4,606	(15)	9
Total	$26,532	$26,484	$(18)	$66
As of March 31, 2019 and December 31, 2018, the Company considered the decreases in market value on its marketable securities to be temporary in nature and did not consider any of the Company’s investments to be other-than-temporarily impaired.
As of March 31, 2019 and December 31, 2018, the majority of the Company’s government bond holdings in the amount of  $21,919 and $19,878, respectively, were U.S. government securities.
As of March 31, 2019 and December 31, 2018, the Company’s debt securities had the following maturity dates:
	Market value
	March 31, 2019	December 31, 2018
Due within one year	$14,826	$12,801
1 to 2 years	10,094	9,068
2 to 3 years	2,022	2,609
3 to 4 years	2,103	2,054
Total	$29,045	$26,532
NOTE 4 — COMMITMENTS AND CONTINGENT LIABILITIES
a. Subcontracting agreement
The Company has entered into a turnkey manufacturing agreement with its major subcontractor provider in Israel in connection with manufacturing and assembling the Company’s products. The agreement is renewed automatically every year, unless either the Company or the turnkey manufacturer gives written notice three months prior to the expiration of the term. Additionally, the Company or the turnkey manufacturer has the ability to terminate the contract at any time and for any reason with a prior written notice of four months.
According to the agreement, the Company does not have a minimum order obligation but the Company provides the subcontractor a six-month rolling forecast with the projected demand for products. In case of termination of the agreement, the Company has to compensate the subcontractor for non-returnable inventory, materials in orders that cannot be cancelled and finished products inventory. As of March 31, 2019, the subcontractor’s finished goods inventory, raw material and open orders amounted to approximately $2,400.
b. Litigation and contingencies
In January 2019, the Company entered into a settlement agreement with Syneron Medical Ltd. and Candela Corporation (“Syneron-Candela”) and Massachusetts General Hospital (“MGH”) that resolved all patent claims previously in dispute in exchange for a one-time cash payment that the Company made to

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 4 — COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Syneron-Candela and MGH in February 2019. As part of such settlement agreement, the Company entered into a sublicense agreement with Syneron-Candela and MGH that granted the Company and its subsidiaries a fully paid non-exclusive, royalty-free worldwide sublicense to practice the patents and applications previously in dispute in the licensed field. The sublicense shall continue until the expiration of the last surviving patent or application granted pursuant to the sublicense agreement.
As of December 31, 2018, the Company has accrued a provision of  $10,000 in connection with its legal proceedings and settlements, which was paid in February 2019.
NOTE 5 — INVENTORIES
Inventories consisted of the following:
	March 31, 2019	December 31, 2018
Raw materials	$2,501	$2,508
Finished products	4,591	4,455
Total inventories	$7,092	$6,963
NOTE 6 — SHARE CAPITAL
Share-based compensation
In January 2019, the Company granted 266,000 options to its employees and consultants.
1)
Options granted to employees:

	Three months ended March 31, 2019
	Number of options	Weighted average exercise price*
Outstanding at beginning of period	3,669,975	$1.24
Changes during the period:
Granted	216,000	13.40
Exercised	(22,750)	0.66
Expired	(2,500)	1
Outstanding at end of period	3,860,725	$1.92
Exercisable at end of period	3,627,246	$1.22

*
In dollars per ordinary share.

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 6 — SHARE CAPITAL (continued):

As of March 31, 2019, the weighted-average remaining contractual life of exercisable options was 4.30 years. The total intrinsic value of options exercised during the three months ended March 31, 2019 was approximately $318.
The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:
2019
Fair value of one ordinary share	$13.40
Dividend yield	0%
Expected volatility	51.91%
Risk-free interest rate	2.56% – 2.60%
Early exercise multiple (EEM)	150% – 250%
Contractual term	7 years
The expected volatility is based on the historical volatility of comparable companies.
The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms.
Since the Company’s ordinary shares are not publicly traded, the early exercise multiple (“EEM”) was based on academic empirical findings. The EEM of grantees in private companies is expected to be higher due to the lack of marketability that leads to a longer exercise period for options.
The weighted average fair value of employee options granted during the three months ended March 31, 2019 was $809. As of March 31, 2019, the Company had 233,479 unvested options. The total unrecognized compensation cost of employee options at March 31, 2019 is $842 which is expected to be recognized over a weighted average period of 1.41 years.
2)
Options granted to consultants and other service providers:

	Three months ended March 31, 2019
	Number of options	Weighted average exercise price*
Outstanding at beginning of period	1,580,000	$1.49
Changes during the period:
Granted	50,000	13.40
Exercised	(125,000)	0.86
Outstanding at end of period	1,505,000	$1.94
Exercisable at end of period	1,424,250	$1.35

*
In dollars per ordinary share.

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 6 — SHARE CAPITAL (continued):

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:
2019
Fair value of one ordinary share	$13.40
Dividend yield	0%
Expected volatility	51.91%
Risk-free interest rate	2.60%
Early exercise multiple	150% – 250%
Contractual term	7 years
The expected volatility is based on the historical volatility of comparable companies.
The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms.
Since the Company’s ordinary shares are not publicly traded, the EEM was based on academic empirical findings. The EEM of grantees in private companies is expected to be higher due to the lack of marketability that leads to a longer exercise period for options.
The weighted average fair value of non-employee options granted during the three month ended March 31, 2019 was $187. As of March 31, 2019, the Company had 80,750 unvested options. The total unrecognized compensation cost of non-employee options at March 31, 2019 is $405, which is expected to be recognized over a weighted average period of 0.67 years.
3)
The following tables summarize information concerning outstanding and exercisable options as of March 31, 2019:

March 31, 2019
Options outstanding			Options exercisable
Exercise prices*	Number of options outstanding at end of period	Weighted average remaining contractual life	Number of options exercisable at end of period	Weighted average remaining contractual life
$0.35	393,000	1.66	393,000	1.66
$0.78	31,000	3.28	31,000	3.28
$1.00	4,487,625	4.37	4,487,625	4.37
$11.30	188,100	6.47	78,628	6.47
$13.40	266,000	6.77	61,250	6.77

*
In dollars per ordinary share.

The aggregate intrinsic value of total vested and exercisable options as of March 31, 2019, is $86,084.

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 6 — SHARE CAPITAL (continued):

4)
The following table illustrates the effect of share-based compensation on the statements of income:

	Three months ended March 31,
	2019	2018
Cost of revenues	$19	$11
Research and development expenses	52	6
Sales and marketing expenses	308	803
General and administrative expenses	23	13
Total	$402	$833
NOTE 7 — LEASES
In May 2018, the Company signed a new lease agreement for its headquarters in Israel which expires in December 2021. The cost under the new lease agreement is linked to the Israeli Consumer Price Index. For purposes of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor of its headquarters with a bank guarantee of 231 thousand NIS (approximately $63). On January 13, 2019, the Company signed a supplemental lease agreement, expanding its headquarters in Israel which expires in December 2021 (“Supplemental Lease Agreement”). The cost under the Supplemental Lease Agreement is linked to the Israeli Consumer Price Index. For the purpose of ensuring the Company’s obligation towards the lessor, the Company has provided the lessor of its headquarters with an additional bank guarantee of 90 thousand NIS (approximately $25).
The Company also leases vehicles for several employees in Israel for a period of three years for each employee.
The Company’s U.S. subsidiary has a lease agreement for its offices that expires in August 2022.
The Company’s Canadian subsidiary has a lease agreement for its offices that expires in June 2022. The lease is with a related party.
The lease expense was as follows:
Three months ended March 31, 2019
Operating lease cost	$177
Supplemental cash flow information related to leases was as follows:
Three months ended March 31, 2019
Operating cash flows from operating leases	$181

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 7 — LEASES (continued):

Supplemental balance sheet information related to leases was as follows:
March 31, 2019
Operating Leases
Operating lease right-of-use assets	$1,697
Other current liabilities	627
Operating lease liabilities	1,109
Total operating lease liabilities	$1,736
Weighted Average Remaining Lease Term
Operating leases	2.77 years
Weighted Average Discount Rate
Operating leases	2.75%
As of March 31, 2019, the maturities of lease liabilities were as follows:
Operating Leases
Year Ending March 31,
2020	$508
2021	603
2022	618
Thereafter	71
Total lease payments	1,800
Less imputed interests	(64)
Total	$1,736
As of December 31, 2018, the minimum lease payments of the Company, were as follows:
Year ending December 31:
2019	$392
2020	399
2021	405
2022	119
Total future minimum lease payments	$1,315

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 8 — TAXES ON INCOME
Effective tax rate
The Company’s effective tax rate for the three months ended March 31, 2019 was lower than the Israeli statutory corporate tax rate, primarily due to tax benefits that the Company receives as Benefited Enterprise. Upon the distribution of dividends from the tax-exempt income of a Benefited Enterprise, the amount distributed is subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof  (see also note 11 on consolidated financial statements of the Company for the year ended December 31, 2018).
The Company’s effective tax rate (tax benefit) was 1.71% and (2.40%) for the three months ended March 31, 2019 and 2018, respectively. The increase in the Company’s effective tax rate was primarily due to a cumulative impact from exercise of non-qualifying stock options by several U.S. employees during the first quarter of 2018 which resulted in a tax benefit.
NOTE 9 — REVENUE
The changes in contract liabilities are as follows:
Three months ended March 31, 2019
Balance at December 31, 2018	$9,737
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	6,195
Revenue recognized that was included in the contract liability balance at the beginning of the period	(3,284)
Balance at March 31, 2019	$12,648
Contract liability presented in non-current liabilities(1)	4,091
Contract liability presented in current liabilities	$8,557

(1)
As of March 31, 2019, non-current deferred revenue is estimated to be recognized as following: 66% in year 2020, 24% in year 2021 and the rest in years 2022 – 2023.

NOTE 10 — RELATED PARTIES
The Company receives certain services from Home Skinnovations Ltd., a related party. The services include an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. The chief executive officer of the Company is a board member of Home Skinnovations Ltd. and was the chief executive officer of Home Skinnovations Ltd. until June 2018. The Company recorded expenses related to services received from Home Skinnovations Ltd. of $16 and $60 for the three months ended March 31, 2019 and 2018, respectively.
Commencing in May 2018, the Company ceased to receive office sublease services from Home Skinnovations Ltd. as a result of the Company’s new lease agreement.
The Company’s subsidiary in Canada receives certain services from a subsidiary of Home Skinnovations Ltd. in Canada as part of a service agreement. The services include mobile phone services, an office sublease, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, the Company recorded expenses in the amount of  $32 and $37 for the three months ended March 31, 2019 and 2018, respectively.

INMODE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except for per share data)

NOTE 10 — RELATED PARTIES (continued):

The Company’s subsidiaries in Canada and the United States receive certain marketing services from one of the Company’s shareholders and its related party and recorded expenses related to those services in the amounts of  $157 and $68, for the three months ended March 31, 2019 and 2018, respectively.
NOTE 11 — SUBSEQUENT EVENTS
The Company has concluded the following events require disclosure in the accompanying condensed consolidated finanical statements:
1.
In April 2019, the Company established a wholly owned subsidiary located in India.

2.
In April 2019, the Company granted 63,000 options to its employees and consultants.

3.
On May 5, 2019, the non-controlling partner in the Company’s subsidiary in China (“JVC”) signed an agreement in which the non-controlling partner in the JVC extended the waiver from prior agreements on any and all rights, privileges and interests with regards to its conversion right (“JVC Waiver”). The updated JVC Waiver will be effective only upon a completion of an IPO on or before August 31, 2019.

4.
In June 2019, the Company’s shareholders decided to increase the authorized share capital of the Company to 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share.

The Company has evaluated subsequent events from March 31, 2019 through June 27, 2019, the date at which the condensed consolidated financial statements were available to be issued and determined there are no other items requiring disclosure beyond those already disclosed, and there were no material subsequent events that required recognition in these condensed consolidated financial statements.

        Shares
InMode Ltd.
Ordinary Shares

Prospectus
           , 2019

Joint Book-Running Managers
Barclays
UBS Investment Bank

Lead Manager
Canaccord Genuity

Co-Manager
Baird
Until            , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus
Item 6.   Indemnification of Directors and Officers
Under the Israeli Companies Law, 1999, as amended, or the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association are to be effective upon the effectiveness of the registration statement. A company may not exculpate in advance a director from liability arising out of a breach of the duty of care with respect to a distribution.
Under the Companies Law, the Israeli Securities Law, 1968, or the Securities Law, and the Israeli Economic Competition Law, 1988, or the Economic Competition Law, a company may indemnify an office holder with respect to the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:
•
financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent;

•
expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Economic Competition Law;

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a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) of the Securities Law;

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expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

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any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to Chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to Prevent Procedures or Interruption of Procedures Subject to Conditions) of the Securities Law.
Under the Companies Law, the Securities Law, and the Economic Competition Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:
•
a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

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a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

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a financial liability imposed on the office holder in favor of a third party;

•
expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Economic Competition Law;

•
a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•
expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:
•
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

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a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

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an act or omission committed with intent to derive illegal personal benefit; or

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a fine, civil fine, monetary sanction or forfeit levied against the office holder.

The Securities Law and the Economic Competition Law also provide certain limitations on the ability of a company to indemnify, exculpate and insure office holders.
Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company, subject to certain exceptions, must be approved by the compensation committee and the board of directors and, with respect to certain office holders or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. See “Management — Approval of Related Party Transactions under Israeli Law — Office Holders.”
Our amended and restated articles of association to be effective upon the effectiveness of the registration statement will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law, the Securities Law and the Economic Competition Law, in respect of liabilities, payments and expenses incurred for acts performed and omissions committed as an office holder, either pursuant to an undertaking made in advance of an event or following an event.
Prior to the effectiveness of the registration statement, we intend to obtain directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by applicable law. In addition, prior to the effectiveness of the registration statement, we intend to enter into agreements with each of our directors (including our director nominees) and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the effectiveness of the registration statement and applicable law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. Such indemnification amounts will be in addition to any amounts available under our directors’ and office holders’ liability insurance policy. Each office holder who agrees to receive this letter of indemnification will also give his or her approval to terminate all previous letters of indemnification that we have provided to him or her, if any. Upon of the effectiveness of the registration statement, the maximum and aggregate indemnification amount to all current and future indemnified persons under such agreements is the greater of  (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (ii) $40 million.
Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued the following securities pursuant to the exercise of stock options under our equity compensation plans at exercise prices ranging from $0.35 to $1.00 per ordinary share:
	No. of Options Exercised	Date of Issuance
	50,000	May 2, 2016
	112,682	February 20, 2018
	5,417	April 11, 2018
	36,668	January 11, 2018
	833	July 23, 2018
	21,133	June 16, 2016
	37,775	October 18, 2017
	11,500	January 29, 2017
	1,600	June 10, 2018
	6,672	December 18, 2017
	15,000	August 12, 2018
	3,336	August 26, 2018
	10,000	October 4, 2018
	8,751	January 3, 2019
	14,000	January 28, 2019
	125,000	February 12, 2019
	15,000	May 6, 2019
TOTAL	475,367
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation S under the Securities Act, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering, sales by an issuer in an offshore transaction, or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The sales of these securities were made without any general solicitation or advertising.
Item 8.   Exhibits and Financial Statement Schedules
(a)
The Exhibit Index is hereby incorporated by reference herein.

(b)
Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 9.   Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Articles of Association, as amended, as currently in effect
3.2	Form of Articles of Association to be effective upon the effectiveness of the registration statement
4.1	Form of Share Certificate
5.1*	Opinion of Primes, Shiloh, Givon, Meir Law Firm
8.1*	Opinion of Mayer Brown LLP
10.1	Invasix Ltd. 2008 ROW Option Plan
10.2	Invasix Ltd. 2008 Israeli Option Plan (English translation)
10.3	InMode Ltd. 2018 Incentive Plan
10.4	Form of Indemnification Agreement
10.5	Consultancy Agreement, dated August 1, 2018, by and between InMode Ltd. and Mr. Moshe Mizrahy
10.6	Employment Agreement, dated July 1, 2017, by and between Invasix Corp. and Dr. Michael Kreindel
10.7	Form of Option Award for Israeli Employees, Officers and Directors and Form of Option Award for Consultants, Service Providers and Non-Israeli Employees, Officers and Directors
10.8	Equity Joint Venture Agreement, dated January 11, 2017, by and between Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) and Invasix Ltd.
10.9	Turn-Key Manufacturing Agreement, dated April 1, 2011, by and between Invasix Ltd. and Flextronics Israel Ltd.
10.10	Turn-Key Manufacturing Agreement, dated November 7, 2013, by and between Invasix Ltd. and STI Laser Industries Ltd.
10.11	Lease Agreement, dated April 16, 2018, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation). Supplemental Lease Agreement, dated January 13, 2019, by and between Sha’ar Yokneam Limited Partnership and InMode Ltd. (English translation)
10.12	Founders Memorandum of Understanding dated March 4, 2014, by and between Invasix Ltd. and Wigmore Medical Limited
10.13	Compensation Policy
21.1	List of Subsidiaries
23.1*	Consent of Primes, Shiloh, Givon, Meir Law Firm (included in Exhibit 5.1)
23.2	Consent of Kesselman & Kesselman, Certified Public Accountants (Israel), independent registered public accounting firm and member firm of PricewaterhouseCoopers International Limited
23.3	Consent of Director Nominee (Dr. Hadar Ron)
23.4	Consent of Director Nominee (Bruce Mann)
23.5	Consent of Director Nominee (Dr. Michael Anghel)
23.6	Consent of Director Nominee (Dr. Michael Kreindel)
24.1	Power of Attorney (included in signature page hereto)

*
To be filed by amendment.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Yokneam, Israel on this 11th day of July, 2019.
INMODE LTD.
By:	/s/ Moshe Mizrahy
	Name:	Moshe Mizrahy
	Title:	Chief Executive Officer and Chairman of the Board of Directors
Power of Attorney
Each of the undersigned officers and directors of InMode Ltd. hereby constitutes and appoints Moshe Mizrahy, with full power to act alone, the individual’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of InMode Ltd. on Form F-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons for InMode Ltd. in the capacities indicated, on the dates indicated.
Signature	Title	Date
/s/ Moshe Mizrahy Moshe Mizrahy	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	July 11, 2019
/s/ Yair Malca Yair Malca	Chief Financial Officer (Principal Financial and Accounting Officer)	July 11, 2019
/s/ Dr. Michael Kreindel Dr. Michael Kreindel	Chief Technology Officer and Director Nominee	July 11, 2019
/s/ Dr. Hadar Ron, M.D. Dr. Hadar Ron, M.D.	Director Nominee	July 11, 2019
/s/ Bruce Mann Bruce Mann	Director Nominee	July 11, 2019
/s/ Dr. Michael Anghel Dr. Michael Anghel	Director Nominee	July 11, 2019

Authorized Representative in the United States
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of InMode Ltd., has signed this Registration Statement in the city of Lake Forest, the State of California, on July 11, 2019.
INMODE LTD.
By:	/s/ Moshe Mizrahy
	Name:	Moshe Mizrahy
	Title:	Chief Executive Officer and Chairman of the Board of Directors